UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: February 2021

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	Preliminary results, dated 09 February 2021

9 February 2021

Micro Focus International plc
Preliminary results for the year ended 31 October 2020

Micro Focus International plc ("the Company" or "the Group", LSE: MCRO.L, NYSE: MFGP), the global enterprise software group, announces Preliminary results for the year ended 31 October 2020 ("FY20").

Summary:

●      Micro Focus has completed the first year of a three-year turnaround plan and has made solid progress in the key objectives of evolving our business model and improving operational effectiveness.

●     Revenue decline moderated during the year from 11% reported in the first half of the year to 9% in the second half, with revenues of $3.0bn, a decline of approximately 10% at both actual and constant exchange rates. This is in line    with expectations and starting to reflect the progress in the turnaround plan

●     Adjusted EBITDA1 of $1.2bn (FY19: $1.4bn) at an Adjusted EBITDA margin of 39.1% (FY19: 40.7%), towards the upper end of expectations, driven by tight operational cost control and several cost reduction programmes. These also contributed to the funding of planned investments in key opportunity areas.

●     The Group has successfully completed the first stage of IT systems migration in January 2021 with a significant number of employees now operating on the new IT platform. The remaining teams will be transitioned later in FY21.

●     The Group recorded an exceptional charge related to goodwill impairment of $2,799m in the period driven by changes in the Group's trading performance and overall environment when compared to the original projections produced at the time of the HPE Software acquisition. This impairment charge does not impact the Group's cash generation in the period which has remained strong.

●      Cash generated from operating activities of $1.1bn in FY20 (FY19: $1.1bn).

●      Adjusted cash conversion improvement of 17.3ppts to 112.6% in FY20 resulting in Free Cash Flow of $0.5bn (FY19 $0.6bn)

●      Successful refinancing of $1.4bn Term Loan in May 2020 means the Group now has no term loan maturities until June 2024.

●      Given the Group's continued strong cash performance, the Board has elected to reinstate the dividend and recommend a final dividend of 15.5 cents per share (FY19: nil).

Results at a glance	Year ended 31 October 2020	Year ended 31 October 2019	Growth/ Decline %

Alternative performance measures from continuing operations1

Revenue (versus CCY comparatives)	$3,001.0m	$3,336.1m	(10.0)%
Adjusted EBITDA (versus CCY comparatives)	$1,173.7m	$1,358.7m	(13.6)%
% Adjusted EBITDA margin (versus CCY comparatives)	39.1%	40.7%	(1.6) ppt

Adjusted Diluted Earnings per Share ("EPS") - continuing operations	154.37 cents	195.89 cents	(21.2)%

Net Debt	$4,153.5m	$4,608.3m	9.9%
Net Debt / Adjusted EBITDA ratio2	3.5x	3.2x

Statutory results	Year ended 31 October 2020	Year ended 31 October 2019

Revenue - continuing operations	$3,001.0m	$3,348.4m	(10.4)%
Operating (loss)/profit - continuing operations	$(2,661.4)m	$221.7m	(1,300.5)%
(Loss)/ Profit for the period	$(2,969.5)m	$1,469.1m	(302.1)%
Basic EPS - continuing operations	(886.15) cents	(4.87) cents	18,096.1%
Diluted EPS - continuing operations	(886.15) cents	(4.87) cents	18,096.1%

1 The definition and reconciliations of Adjusted EBITDA, Adjusted Diluted EPS, Free Cash Flow, Net Debt and Constant Currency ("CCY") are in the "Alternative Performance Measures" section of this Preliminary announcement.
2 Net debt/ Adjusted EBITDA ratio for year ended 31 October 2019 as previously reported and therefore includes profit for discontinued operations.

Stephen Murdoch, Chief Executive Officer, said:

 "We are now 12 months into our three-year turnaround plan and whilst there remains a great deal to do, we have made solid progress in delivery of our key strategic objectives and improvements in operational effectiveness. We continue to work closely with our customers around the world enabling them to build on their existing IT investments with the latest innovations to help accelerate their digital transformation programmes."

This announcement contains information that was previously Inside Information, as that term is defined in the Market Abuse Regulation (Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014) as it forms part of domestic law by virtue of The European Union (Withdrawal) Act 2018.

Results conference call
A conference call to cover the results for the year ended 31 October 2020 will be held today at 1.30pm UK time.

A live webcast and recording of the presentation will be available at https://investors.microfocus.com/  during and after the event.  For dial in only, access numbers are as follows:

UK & International:                               +44 (0) 33 0551 0200
UK Toll Free:                                        0808 109 0700
USA:                                                     +1 212 999 6659
USA Toll Free:                                      1 866 966 5335

Enquiries:

Micro Focus	Tel: +44 (0) 1635 565200
Stephen Murdoch, Chief Executive Officer Brian McArthur-Muscroft, Chief Financial Officer
Ben Donnelly, Head of Investor relations

Brunswick	Tel: +44 (0) 20 7404 5959
Sarah West	MicroFocus@brunswickgroup.com
Jonathan Glass

About Micro Focus
Micro Focus (LSE: MCRO.L, NYSE: MFGP) is an enterprise software Company supporting the technology needs and challenges of customers globally. Our solutions help organisations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements while protecting corporate information at all times. Within the Micro Focus Product Portfolio are the following product groups: Application Modernisation & Connectivity, Application Delivery Management, IT Operations Management, Security, and Information Management & Governance. For more information, visit: www.microfocus.com.

Forward-looking statements
Certain statements in these preliminary results are forward-looking. Although the Group believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to be correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. The Group undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

Chief Executive's Strategic review

"We are now 12 months into our three-year turnaround plan and whilst there remains a great deal to do, I am pleased with progress made in delivery of our key strategic objectives and improvements in overall operational effectiveness".

Stephen Murdoch
Chief Executive Officer

Performance in the period
This time last year, we presented our three-year ambition for Micro Focus and the priorities for the period under review. Clearly, when doing so, we had no idea of the profound impact COVID-19 would have on our customers, employees and the communities we share.

The operational headwind and macro uncertainty resulting from the pandemic required us to be agile in adapting our approach and the sequencing of priorities as we executed multiple programmes that comprise the transformation of our business to deliver against the objectives we set.

I am proud of how our team has adapted to the challenges presented and ensured we stayed focused on delivering for our customers and other stakeholders whilst improving our business performance. Our business model remains resilient in the face of COVID-19, underpinned by high levels of recurring revenues and long-term customer relationships. As such, we made the decision not to furlough any employees as a result of the pandemic and have worked as a Board to support our employees through these challenging times.

For the year months ended 31 October 2020 ("FY20"), we reported revenues of $3,001.0m (FY19: $3,348.4m). This represents a 10% decline on both an actual and constant currency basis.

We made encouraging progress during the year in re-engineering our Go-To-Market approach, simplifying core operations and sharpening our focus on delivering product innovation in support of our customers' digital transformation programmes. This contributed to the improvement in the second half of the fiscal period despite the broader macro context, when we were able to deliver a moderation in the rate of revenue decline when compared to the first half of the year. Considering the year as a whole, the performance varied across the Product Portfolios.

In Application Modernisation and Connectivity ("AMC"), customer demand for mainframe application modernisation solutions, where we have a leadership position, has never been stronger but delays to customer projects as they dealt with the unique circumstances faced this year impacted our performance. We are increasingly confident that demand for mainframe application modernisation will increase and will contribute to the ongoing strength and stability of this portfolio.

Performance in Application Delivery Management ("ADM") and IT Operations Management ("ITOM") was below our expectations. The actions taken to date have delivered some early signs of progress and further improving execution such that we accelerate progress is a key priority. Our objective remains to build a strong core of stable recurring revenues.

Initial progress within Security and IM&G has been encouraging. The targeted investments we have made in Security and Big Data (reported within IM&G) have yielded improvement in performance and we remain confident that the continued execution of our strategy will deliver revenue growth in these areas.

We generated a statutory operating loss of $2,661.4m for FY20 (FY19 profit: $221.7m), driven by total impairment charges of $2,799.2m in the period. This impairment charge reflects of our trading performance and the macro environment when compared to the original projections produced at the time of the HPE Software acquisition, compounded by the impact of COVID-19. This charge is a non-cash item and so does not impact the cash generated by the business in the year which has remained strong.

From an operational standpoint, Micro Focus remains profitable and highly cash generative delivering $1.2bn in Adjusted EBITDA at a margin of 39.1% (FY19: $1.4bn Adjusted EBITDA at 40.7% margin) and free cash flow of $511.2m in FY20 (FY19: $563.3m).

Adjusted EBITDA and free cash flow were towards the upper end of our expectations in FY20. Enhancing cash flows through cost control measures and strong working capital management remains a primary focus area for management.

Update on our three-year plan
The three-year ambition we set was to deliver stable revenues, Adjusted EBITDA margins towards the mid-40s percent, and be able to generate at least $700m of free cash flow annually.

These targets were set prior to COVID-19 and given the ongoing situation and associated uncertainty we remain unable to predict the magnitude and duration of the impact COVID-19 will have. The resulting macro-economic impacts are likely to delay the achievement of these specific objectives, but the principles of revenue stabilisation and margin expansion, in order to deliver strong and sustainable levels of free cash flow remain the aim for FY23 and beyond.

In pursuit of this plan, our main initiatives are focused on two key objectives. Firstly, evolving our business model to ensure we continually assess and address customer needs and adapt to changes in the market to deliver value and capture growth opportunities. Secondly, delivering operational excellence through business process and infrastructure simplification with a relentless focus on improving levels and consistency of execution.

Overall, there was solid progress made in the period.
Evolving our business model
We deliver mission critical technology that helps power the digital economy. This means we serve a central role in thousands of core strategic and operational functions within our customers' business operations.

In doing this we take a differentiated approach focused on supporting our customers' need to both run and transform their businesses simultaneously in support of their digital transformation programmes. This means delivering innovation that enables customers to leverage existing investments to exploit new use cases or address new threats.

Our pragmatic approach supports customers in balancing agility, cost and risk by bridging their existing investments with the newest technology and helping ensure resources are deployed against the areas of highest return.

In FY20 we continued to invest significantly in our products delivering key enhancements and major new releases across every portfolio. In total we delivered over 500 enhancements or new releases with notable developments including:

−  Information, Management & Governance: major releases of our leading Compliance & Archiving and Big Data solutions to deliver expanded cloud capabilities and coverage and support new cross-industry use cases;

−  IT Operations & Management: delivery of a new architecture and Artificial Intelligence capabilities to enable the rapidly increasing levels of operational data to be collected, analysed and actioned more effectively;

−  Application Delivery Management: new SaaS capabilities and advancements in support of modern quality management practices;

−  Application Modernisation and Connectivity: major enhancements to support customers in modernising mainframe workload with expanded cloud capability further consolidating our leadership position in this increasingly important area; and

−  Security: new Artificial Intelligence and Machine Learning capabilities, expanded multi-cloud support and enhanced capabilities to support customers in their key data privacy initiatives.

Adapting to market changes: transition to SaaS and Subscription
In FY20, we also began to take a more definitive approach to delivering Subscription and SaaS based offerings as a key part of our strategy and to accelerate the transition to these models where appropriate within our portfolios. The transition is being managed over multiple financial periods with initial focus on products where this model is the emerging or de-facto market standard.

In FY20, accomplishments include:

−  Investment in infrastructure to improve service levels and scale with our customer demands;

−  The realignment of compensation plans to deliver this strategy; and

−  The release of multiple Security and Big Data offerings in SaaS and Subscription form delivering year-on-year growth in bookings and new logos in both portfolios.

In FY21, we will continue to invest in improving our SaaS infrastructure and develop existing and new offerings. In FY21, we will lead with SaaS or Subscription in targeted areas of our portfolio and expect, by FY22, SaaS or Subscription to be the only offerings available in these targeted areas.

Capturing growth: Security and Big Data
In FY20 we began to take a differentiated approach to investment and operational management in Security and Big Data, in order to better position ourselves to address growth opportunities.

Examples of the initial output from this increased investment are outlined above and the priorities remain: delivering new innovation in response to rapidly changing market opportunities, expanded cloud and cross-industry use case support and further developing existing and new SaaS and Subscription offerings.

In Security we also completed a small acquisition to deliver native Security, Orchestration and Remediation (S.O.A.R.) capabilities, which removed a gap in our offering. Our Security portfolio is broad and our experience and expertise is deep. From this foundation we will continue to focus on delivering comprehensive solutions and thought leadership around Cyber Resilience as customers seek to protect their businesses from new and increasingly sophisticated threats.

Changes in operational management have focused on improving speed and agility through better end-to-end organisational alignment. This has been supported by more targeted customer coverage underpinned by the addition of dedicated and improved leadership capacity and talent, and specialist sales resources.

In FY21, we will consolidate improvements made and seek to accelerate in key areas of application security, data privacy and next generation security incident and event management. In addition to delivering on our product innovation commitments, progress will be underpinned by ongoing investment in specialist sales capability and the development of improved indirect channels to market.

Operational effectiveness

Delivering consistently: Go-To-Market
Our goal is delivering consistent, sustained improvement to our revenue performance through increases in sales productivity and the more effective alignment of our resources to opportunity. Our sales processes have been overly complex in part because acquisitions have not been fully integrated.

Notable achievements include:

−  A single methodology deployed globally to enable more consistent execution;

−  A new planning process to drive more effective deployment of resources to the right opportunities within our customer base and specialisation by Product Portfolio to better pursue market opportunities;

−  Improvements to the leadership team through internal moves and significant levels of external recruitment; and

−  Improved enablement training and the implementation of new support tools.

In the second half of the year, these changes led to better predictability and improved performance across key sales metrics and over time we expect them to deliver better revenue performance for the Group.

The objective for FY21 is to ensure these changes are fully embedded in the organisation and accelerate initiatives aimed at improving performance in maintenance and delivering new capabilities in both SaaS and Subscription to capture new opportunities and further improve the mix of recurring revenue within the Group.

Improving infrastructure: completion of simplification programmes
We continue to execute multiple programmes to deliver improved operational effectiveness and agility. These programmes are advanced and the key project to complete remains the migration to one set of core IT systems.

Digital transformation programmes on this scale are inherently complex, in this instance made even more by COVID-19 presenting the unique challenge of having to execute the programme with fully remote internal and system integration partner teams.

I am pleased to report that on 13 January 2021 we began to transition employees to our new IT infrastructure which is an important milestone for the Group but the work ahead remains significant, impacting every employee and our core business processes. This migration will happen in two phases, one now and the second in the summer, followed by the period of familiarisation and stabilisation typical in any global IT project.

The priority for FY21 is to complete this transition as effectively as possible with minimum disruption to day-to-day operations. When complete and embedded this will provide the foundation for capturing operational improvements and efficiencies evident and achievable in the business. The completion will also be an important step culturally, facilitating closer alignment of our operations, regardless of heritage company, enabling our people to work more effectively and productively as one team focused on improving our business and delivering a much smoother and richer experience for our customers.

The impact of COVID-19 has also presented opportunities for us to re-evaluate how and where we work. Not only the dynamic of home working versus office working, but also how and where key business processes are executed. This, combined with our systems work outlined above, presents additional opportunities to further improve efficiencies into the future. We will carefully consider each opportunity, in particular whether the future efficiencies and benefits outweigh the additional one-off costs in the short-term, and will proceed where we see the opportunity to generate longer-term value.

Environmental and social responsibility
Micro Focus is celebrating the one year anniversary of our INSPIRE programme, a framework for our environmental and social responsibility commitments, which contribute to economic development while improving the quality of life of our workforce and their families as well as of our local communities and society at large. The leadership team is proud of the significant progress made in our first year and I am confident that we can go much further in our goals in this important area.

Capital allocation
Cash generation and working capital management remain strengths and priorities for the Group. Improvements have been delivered in the period despite the challenges of COVID-19 and as a result Net debt reduced in absolute dollar terms by $0.4bn in the fiscal period.

We refinanced our term loan structure and revolving credit facility with voluntary repayments made, revolving credit facility requirements reduced and maturities now extended to 2024 and beyond.

The cash generative nature of our business means we can operate effectively at current leverage levels. That said, the board remains committed to reducing leverage towards historical target levels and will continue to reduce net debt in absolute dollar terms in the coming fiscal periods.

The board has reviewed and considered the key factors of cash performance, balance sheet and macro-economic factors and have concluded it is now appropriate to re-instate the Group's dividend. The board is recommending a final dividend of 15.5 cents for FY20. This is equivalent to half a year's dividend at 5 x cover.

In terms of dividend policy, we will initially aim to pay a dividend which is approximately five times covered by our Adjusted Profit After tax in each financial period. Our aim is then to increase the percentage of profits distributed to shareholders as we execute our strategy of stablising the business.

Outlook
Micro Focus delivers enterprise software across multiple geographies and vertical sectors. We believe our core value propositions and capabilities offer significant value to customers as they pursue their digital transformation programmes and remain fully focused on delivering the product innovation they need to succeed.

The majority of our revenues are contractual and recurring in nature and management is targeting initiatives to increase this mix. The resilience this high level of recurring revenue affords can be seen in the company's ability to generate cash and manage costs as required even within a challenging macro environment. We have made significant progress in cost rationalisation and will continue to focus on this area in order to maximize the potential profit and cash flow that our revenue streams represent.

We are focussed on delivering the objective of revenue stabilisation as we exit FY23 and continue to target incremental improvements in revenue trajectory annually in order to achieve this goal.

The second half of FY20 saw a sequential improvement in revenue performance and we have continued this momentum into the first quarter of FY21.
The board and management team is focused on delivering our three-year turnaround plan. We are confident this work will simplify operations, strengthen Product Portfolios and sharpen our ability to address the needs of our customers at the same time as delivering attractive and sustainable shareholder returns over the long-term.

Stephen Murdoch
Chief Executive Officer
8 February 2021

Chief Financial Officer's report

"Micro Focus has a highly cash generative operating model. The Group is one-year into a three-year transformation which we believe will deliver substantial returns for shareholders".

Brian McArthur-Muscroft
Chief Financial Officer

Statutory results

REVENUE FROM CONTINUING OPERATIONS
$3.0bn

Compared to $3.3bn in the year ended 31 October 2019.

OPERATING LOSS
$2.7bn

After recognising an impairment charge of $2.8bn. Compared to profit of $0.2bn in the year ended 31 October 2019.

LOSS FOR THE YEAR
$3.0bn

Compared to profit of $1.5bn in the year ended 31 October 2019.

Introduction
The current financial period represents the first year of a three-year turnaround plan, which the Group has embarked upon following the Strategic & Operational Review presented in February 2020.

COVID-19 has required the board to adapt these plans in order to protect the business for the long-term. For Micro Focus, this meant the cancellation of the final FY19 dividend and the suspension of the FY20 interim dividend. However, the Group's business model has remained relatively resilient with only a modest impact on Adjusted EBITDA margins following the implementation of a number of cost control programmes. We have continued to deliver strong cash performance and have no significant bad debts. In addition, the board made the conscious decision to ensure no state support was requested in any of the countries we operate within during the period. The board also extended the Group's financing arrangements, with no maturities now until June 2024.

Statutory results	Year ended 31 October 2020	Year ended 31 October 2019
Continuing operations	$m	$m
Revenue	3,001.0	3,348.4
Operating profit (before exceptional items)	350.2	515.9
Exceptional items	(3,011.6)	(294.2)
Operating (loss)/profit	(2,661.4)	221.7
Net finance costs	(279.0)	(255.8)
Loss before tax	(2,940.4)	(34.1)
Taxation	(34.2)	16.0
Loss from continuing operation	(2,974.6)	(18.1)
Profit from discontinued operations	5.1	1,487.2
(Loss)/profit for the year	(2,969.5)	1,469.1

Revenu
In the year ended 31 October 2020, the Group generated revenue of $3,001.0m, which represents a decrease of 10.4% on the results for the year ended 31 October 2019. The rate of decline includes a 0.4% decrease due to the strengthening of the dollar against most major currencies.

In order to fully understand the underlying trading performance of the continuing operations, the directors feel revenue is better considered on a constant currency basis ("CCY") when comparing the year ended 31 October 2020 and the year ended 31 October 2019. Excluding the impact of foreign exchange, revenue declined by 10.0%. Revenue performance presented on a CCY basis can be found later in this report.

Operating loss
In the year ended 31 October 2020, the Group generated an operating loss of $2,661.4m (31 October 2019 profit: $221.7m). The reduction was driven by an impairment charge of $2,799.2m, which was recorded in the year. The impact of the impairment was partially offset by reduced spend on exceptional items which decreased from $294.2m in the year ended 31 October 2019 to $212.4m in the year ended 31 October 2020, as well as the multiple cost control programmes implemented in response to the year.

Exceptional items (included within operating profit)

	Year ended 31 October 2020	Year ended 31 October 2019
Exceptional items	$m	$m
System and IT infrastructure costs	100.6	126.3
Integration costs	52.0	119.6
Severance	28.3	32.1
Property costs	3.6	16.3
MF/HPE Software business integration related costs	184.5	294.3
HPE Software business acquisition/pre-acquisition costs	-	(3.9)
Other acquisition costs	0.2	5.4
Restructuring property costs	11.6	-
Restructuring severance	5.4	-
Gain on disposal of Atalla	-	(3.7)
Other costs	10.7	2.1
	212.4	294.2
Impairment charge	2,799.2	-
Total exceptional costs (reported in Operating (loss)/profit)*	3,011.6	294.2

*    Exceptional costs excludes gain on disposal of SUSE, which is separately included in Profit from discontinued operations.

In the year ended 31 October 2020, exceptional costs totalled $3,011.6m, of which $2,799.2m related to impairment of goodwill (see below). Excluding this impairment charge, exceptional costs predominantly relate to the integration of the HPE Software business. The costs incurred in the year include:

−  System and IT infrastructure costs of $100.6m principally reflect the IT migration of the Micro Focus business onto a single IT platform ("Stack C");
−  Integration costs of $52.0m across a wide range of projects undertaken to conform, simplify and increase efficiency across the two businesses;
−  Severance costs of $28.3m in relation to on-going headcount reductions as we continue to remove duplication and streamline the continuing operations; and
−  Property costs of $3.6m as the Group continues the process of simplifying the real estate footprint.

The remaining costs of the HPE business integration primarily relate to the Stack C programme. In the year, we have made good progress in delivering this programme despite the substantial impact COVID-19 has had on the delivery of this project. At the date of this report, a substantial number of the workforce have transitioned to the new stack with the remaining employees transferring later in FY21. The remaining cost of the programme is estimated to be approximately $80m and will be incurred in FY21.

In addition, the Group incurred costs of $10.7m associated with the Strategic & Operational Review, included in Other costs. These costs reflect third party advisor fees in relation to the review of the business, potential strategic options avaliable and implementation of these initiatives.

In the period, the board has undertaken an initial review of the Group's required operating model post-COVID-19 and as a result has identified material cost savings which can be achieved by adapting the way we work and the reduction of our real estate footprint. These programmes are designed to reduce fixed costs associated with property and gain efficiencies. We estimate the exceptional costs associated with this programme in FY21 to be between $50.0m - $60.0m and these programmes are expected to deliver annualised cost savings of approximately $90.0m. More importantly, these changes will result in a more agile cost base in the outer years.

Goodwill impairment
Impairment of goodwill is tested annually, or more frequently where there is an indication of impairment. The Group has recognised an impairment charge of $2,799.2m in the year. This impairment charge reflects our trading performance and the macro environment when compared to the original projections produced at the time of the HPE Software acquisition, which was exacerbated by the impact of COVID-19. This charge is a non-cash item and so does not impact the cash generated by the business in the year which has remained strong.

Net finance costs
Net finance costs were $279.0m in the year ended 31 October 2020, compared to $255.8m in the year ended 31 October 2019. Finance costs predominantly relate to interest on the term loans put in place as part of the transaction to acquire the HPE Software business. In addition, included within the net finance costs is $58.0m in relation to the amortisation of facility costs and original issue discounts, which were paid on initiation of the term loan.

The majority of the increase in net finance costs was caused by bank interest received reducing by $13.9m year-on-year. Interest income in the year ended 31 October 2019 was earned in respect of cash held following the $2.53bn disposal of SUSE, prior to returns to shareholders. The remainder of the increase reflects the change in interest rates as a result of the refinancing activities undertaken by the Group in the current financial period.

In May 2020, the Group successfully refinanced its $1.4bn term loan due for repayment in November 2021. The successful completion of this refinancing was particularly pleasing given the strong demand for the Group's debt, at a time of significant macro-economic uncertainty. The offering was substantially oversubscribed with approximately $2.5bn in the order book at closing. As part of the refinancing the Group also elected to repay $143m of the original term loan facility, which partially offset the increased interest expense.

Furthermore, the Group has access to a $350m Revolving Credit Facility ("RCF") which was undrawn as at 31 October 2020. This facility was also refinanced in the period, with the Group electing to reduce the size of the facility from $500m and extend the facility to June 2024. As a result of the refinancing initiatives, there are no maturity dates on Group facilities prior to June 2024.

Following the adoption of IFRS 16 on 1 November 2019, finance costs also include a modest amount of interest in relation to capitalised leases.

The Group holds interest rate swaps to hedge against the cash flow risk in the LIBOR rate charged on $2,250.0m of the debt issued by Seattle Spinco, Inc. (the investment company used to acquire the HPE Software business) from 19 October 2017 to 30 September 2022. Under the terms of the interest rate swaps, the Group pays a fixed rate of 1.95% and receives one month USD LIBOR.

Taxation
The Group reported a tax charge for the year ended 31 October 2020 of $34.2m (2019: credit of $16.0m).

Profit from discontinued operation
The profit on the disposal of discontinued operation of $5.1m in the year ended 31 October 2020 related to conclusion of the working capital settlement on the disposal of the SUSE business and adjustments in respect of income tax balances in relation to pre-transaction periods (2019: profit $1,487.2m).

Reconciliation from statutory results to Alternative Performance Measures

This section sets out a reconciliation from the statutory results presented above to Alternative Performance Measures used by the business to assess operating performance and liquidity including Adjusted EBITDA, Adjusted Profit before tax and Adjusted EPS. For further details relating to the definition and relevance of such measures, please refer to the Alternative Performance Measures of these financial statements. The Group believes that these and similar measures are used widely by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity.

Adjusted EBITDA
A reconciliation between Operating profit and Adjusted EBITDA is shown below:

	Year ended 31 October 2020	Year ended 31 October 2019
	$m	$m
Operating (loss)/ profit	(2,661.4)	221.7
Add back/(deduct):
Exceptional items (reported in Operating profit)	3,011.6	294.2
Share-based compensation charge	17.0	68.8
Amortisation of intangiblr assets	674.1	716.5
Depreciation of property, plant anf equipment	42.0	52.6
Depreciation of right-of-use assets	76.9	13.9
Product development intangible costs capitalised	(16.2)	(16.5)
Foreign exchange loss	29.7	11.3
Adjusted ETBITDA* at actual rates	1,173.7	1,362.5
Constant currency adjustment	-	(3.8)
Constant currency Adjusted EBITDA*	1,173.7	1,358.7
*    Adjusted EBITDA is for continuing operations only.

Adjusted Profit before tax
Adjusted Profit before tax is defined as loss before tax excluding the effects of share-based compensation, the amortisation of purchased intangible assets, and all exceptional items.

The following tables are reconciliations from loss before tax for the period to Adjusted Profit before tax:

	Year ended 31 October 2020	Year ended 31 October 2019
Continuing operations	$m	$m
Loss before tax	(2,940.4)	(34.1)

Adjusting items:
Share-based compensation charge	17.0	68.8
Amortisation of purchased intangibles	604.1	655.7
Exceptional items	3,011.6	294.2
	3,632.7	1,018.7

Adjusted Profit before tax	692.3	984.6

Adjusted effective tax rate
The tax charge on Adjusted Profit before tax for the year ended 31 October 2020 was $174.1m (2019: $235.7m), which represents an effective tax rate ("ETR") on Adjusted Profit before tax ("Adjusted ETR") of 25.1% (2019: 23.9%). The Group's Adjusted tax charge is subject to various factors, many of which are outside the control of the Group. The current economic environment creates an increase in the level of uncertainty and may result in changes to this tax rate in future accounting periods.

In April 2019, the European Commission published its final decision on its state aid investigation into the UK's 'Financing Company Partial Exemption' legislation and concluded that part of the legislation is in breach of EU State Aid rules. Similar to other UK based international groups that have acted in accordance with the UK legislation in force at the time, the Group may be affected by the finding and is monitoring developments. The UK government and UK-based international companies, including the Group, have appealed to the General Court of the European Union against the decision. The UK government is required to start collection proceedings and on 5 February 2021, State Aid charging notices (excluding interest) were received totalling $45.2m and will be settled by the Group within 30 days. In addition, there has been a challenge from the UK Tax Authorities into the historic financing arrangements of the Group. Based on its current assessment and supported by external professional advice, the Group consider that the maximum liability of both of these items to be $60m.

	Year ended 31 October 2020			Year ended 31 October 2019
Effective tax rate (continuing operations)	Actual	Adjusting items	Adjusted Measures	Actual	Adjusting items	Adjusted measures
	$m	$m	$m	$m	$m	$m
(Loss)/profit before tax	(2,940.4)	3,632.7	692.3	(34.1)	1,018.7	984.6
Taxation	(34.2)	(139.9)	(174.1)	16.0	(251.7)	(235.7)
(Loss)/profit after taxation	(2,974.6)	3,492.8	518.2	(18.1)		748.9
Effective tax rate	(1.2)%		25.1%	46.9%		23.9%

In computing Adjusted Profit before tax for the year ended 31 October 2020, $3,632.7m of Adjusting items have been added back (see Adjusted Profit before tax section above) and the associated tax is $139.9m.

Earnings per share and Adjusted Earnings per share
The table below sets out the Earnings per Share ("EPS") on both a reported and Adjusted basis. The Group is also required to present EPS for both the continuing and discontinued operations.

	Year ended 31 October 2020		Year ended 31 October 2019
	Basic	Diluted1	Basic	Diluted
	Cents	Cents	Cents	Cents
Continuing operations	(886.15)	(886.15)	(4.87)	(4.87)
Discontinued operation	1.52	1.52	393.37	389.16
Total EPS	(884.63)	(884.63)	388.50	384.35

Adjusted EPS
Continuing operations	154.37	154.37	198.01	195.89
Discontinued operation	2.17	2.17	8.25	8.16
Adjusted EPS	156.54	156.54	206.26	204.05

1   The Group reported a loss from continuing and discontinued operations attributable to the ordinary equity shareholders of the Company for the year ended 31 October 2020. The Diluted EPS is reported as equal to Basic EPS, as no account can be taken of the effect of dilutive securities under IAS 33.

The Adjusted EPS is defined as Basic EPS where the earnings attributable to ordinary shareholders are adjusted by adding back gains on discontinued operations, exceptional items, share-based compensation charge and the amortisation of purchased intangibles and the tax attributable to these charges. These are presented as management believes they are important to understanding the impact that the underlying trading performance has on the Group's EPS.

In the year ended 31 October 2020, the Group generated an Adjusted EPS from continuing operations of 154.37 cents. This compares to 198.01 cents in the year ended 31 October 2019. The decrease was primarily related to a reduction in Adjusted EBITDA as the Group seeks to stabilise the business as part of the three-year turnaround plan.

Micro Focus - Alternative Performance Measures

CONSTANT CURRENCY REVENUE
(10.0)%

in the year ended 31 October 2020.

CONSTANT CURRENCY COSTS
(7.6)%

Continued operational efficiencies delivering cost reduction of 7.6% year-on-year.

CONSTANT CURRENCY ADJUSTED EBITDA
$1.2bn

in the year ended 31 October 2020, compared to $1.4bn in the year ended 31 October 2019.

CONSTANT CURRENCY ADJUSTED EBITDA MARGIN
39.1%

Adjusted EBITDA margin decrease of 1.6ppt from 40.7% in the year ended 31 October 2019.

The table below has been prepared on a constant currency basis and is for continuing operations only. See the Alternative Performance Measures section for further detail.

	Year ended 31 October 2020	Year ended 31 October 2019	Year-on-year change
	$m	$m	%
Constant currency revenue:
Licence	646.5	799.2	(19.1)%
Maintenance	1,921.2	2,050.0	(6.3)%
SaaS & other recurring	245.5	278.4	(11.8)%
Consulting	188.4	215.3	(12.5)%
Constant currency revenue before harcut	3,001.6	3,342.9	(10.2)%
Deferred revenue haircut	(0.6)	(6.8)	(91.2)%
Constant currency revenue	3,001.0	3,336.1	(10.0)%
Constant currency costs	(1,827.3)	(1,977.4)	(7.6)%
Constant currency Adjusted EBITDA	1,173.7	1,358.7	(13.6)%
Constant currency Adjusted EBITDA margin %	39.1%	40.7%	(1.6ppt)

Revenue by stream performance (versus constant currency comparatives)

In the year ended 31 October 2020, the four revenue streams performance versus the year ended 31 October 2019 was as follows:

Licence revenue declined by 19.1%. The Group's Licence revenue performance in the year was impacted by the Go-To-Market transformation activities undertaken during the period, which are designed to moderate the rate of revenue decline over the next three years. In the first quarter, a new global sales model was launched and a number of sales leadership changes were made as part of this transformation which has resulted in an improvement in the underlying sales operating metrics. This gives the board confidence that the changes are beginning to have an impact and in the second half of the financial period, the rate of Licence revenue decline moderated.
The stabilisation of Licence revenue remains a key objective of the Group and the steps outlined within the Chief Executive's Strategic review of this document are the focus areas required to improve the performance in future periods.

Maintenance revenue declined by 6.3%. The maintenance trends and renewal rates vary at a product group level with different growth profiles witnessed at a portfolio level (as set out later in this section).

The change in product mix combined with corrective actions in underperforming areas of the portfolio are intended to drive a gradual moderation in the rate of maintenance decline as part of the overall revenue stabilisation plans.

SaaS and other recurring revenue declined by 11.8%. In February 2020, the board outlined the intention to transition certain areas of the business to subscription or SaaS revenue models. The current financial period is the first year of this multi-period transition and the focus has been on extending the capabilities within the Security and Big Data product offerings.

In addition, the Group also took deliberate actions to further rationalise unprofitable operations and practices and refocused resources and investments to deliver the product enhancements required for long-term success. As a result, SaaS and other recurring revenue declined in line with our expectations during the current financial year.

Consulting revenue declined by 12.5%. The work to re-position our Consulting revenue stream to focus on projects related to the sale of new licences and retention of the installed base is broadly complete and it is anticipated that this revenue stream will stabilise in future financial periods subject to the impact of COVID-19.

Revenue by product group (versus constant currency comparatives)
The Group has more than 300 products reported under five product groups. Investment decisions are made at a granular level by product depending on their growth trajectories and the profile of markets they participate in, and are intended to deliver the greatest return on investment. The nature of the software order cycle means that when considering underlying revenue trends, year-on-year growth rates by product group are not always indicative of an underlying trend and will be impacted by the timing of customer projects.

	Year ended 31 October 2020
	Licence	Maintenance	SaaS & other recurring	Consulting	Total
	$m	$m	$m	$m	$m
Product group:
AMC*	138.6	321.6	-	10.1	470.3
ADM*	102.0	439.2	73.9	15.9	631.0
ITOM*	175.1	559.4	4.6	113.9	853.0
Security*	162.6	416.8	33.6	33.1	646.1
IM&G*	68.2	184.2	133.4	15.4	401.2
Revenue before haircut	646.5	1,921.2	245.5	188.4	3,001.6
Haircut	-	(0.4)	(0.2)	-	(0.6)
Revenue	646.5	1,920.8	245.3	188.4	3,001.0

Regional:
North America	276.4	974.1	187.0	65.8	1,503.3
International	264.7	735.5	46.2	98.8	1,145.2
Asia Pacific & Japan	105.4	211.6	12.3	23.8	353.1
Revenue before haircut	646.5	1,921.2	245.5	188.4	3,001.6
Haircut	-	(0.4)	(0.2)	-	(0..6)
	646.5	1,920.8	245.3	188.4	3,001.0

	CCY % change to year ended 31 October 2019**
	Licence	Maintenance	SaaS & other recurring	Consulting	Total
	$m	$m	$m	$m	$m
Product group:
AMC*	(18.9%)	(1.3%)	-	(13.7%)	(7.5%)
ADM*	(21.4%)	(10.3%)	(15.3%)	(11.7%)	(12.9%)
ITOM*	(26.2%)	(12.7%)	(55.3%)	(9.6%)	(15.9%)
Security*	(12.3%)	1.0%	(4.0%)	(23.4%)	(4.5%)
IM&G*	(9.8%)	1.5%	(8.6%)	(6.1%)	(4.3%)
Revenue before haircut	(19.1%)	(6.3%)	(11.8%)	(12.5%)	(10.2%)
Haircut	-	(93.3%)	(75.0%)	-	(91.2%)
Revenue	(19.1%)	(6.0%)	(11.6%)	(12.5%)	(10.0%)

Regional:
North America	(28.3%)	(9.3%)	(9.3%)	(13.6%)	(13.7%)
International	(10.1%)	(3.3%)	(21.4%)	(11.3%)	(6.6%)
Asia Pacific & Japan	(11.5%)	(1.8%)	(8.2%)	(14.1%)	(6.0%)
Revenue before haircut	(19.1%)	(6.3%)	(11.8%)	(12.5%)	(10.2%)
Haircut	-	(93.3%)	(75.0%)	-	(91.2%)
	(19.1%)	(6.0%)	(11.6%)	(12.5%)	(10.0%)

*   The trends discussed in this section are presented before the impact of the deferred revenue haircut.
**  See page 45 for underlying data for the year ended 31 October 2019.
Application Modernisation & Connectivity ("AMC") $470.3m (15.7% of total FY20 revenue)
Licence revenue declined by 18.9% in the year ended 31 October 2020.

Period to period volatility is not unusual in AMC driven by the timing of large scale modernisation projects. In the current year, the Group witnessed increasing demand for such projects; however the initiation of new modernisation projects has been impacted by COVID-19, with customers electing to defer such projects to future accounting periods.

Maintenance and Consulting revenues declined by 1.3% and 13.7% respectively, as the level of maintenance and consulting support to licence sales continued to track at historical rates.

Application Delivery Management ("ADM") $631.0m (21.0% of FY20 revenue)
Licence revenue declined by 21.4%, Maintenance revenue by 10.3% and SaaS and other recurring revenues declined by 15.3% in the year ended 31 October 2020.

The Group's ADM product group has performed below expectation in the current financial period. In addition to the actions within the overall Go-To-Market transformation, which are designed to improve sales execution, we have undertaken a number of corrective actions specific to ADM. These actions are focused on product positioning, maintenance renewals and SaaS offerings. The combination of the Go-To-Market transformation actions and portfolio specific actions are aimed at driving improvement in performance within the portfolio.

IT Operations Management ("ITOM") $853.0m (28.4% of total FY20 revenue)
Licence revenue declined by 26.2% and Maintenance revenue by 12.7% in the year ended 31 October 2020.

Management actions to exit non-core revenue and the licence performance drove the 9.6% decline in Consulting revenue.

This performance is below our expectations and significant focus is being applied to correct the trajectory. In addition to the actions within the overall Go-To-Market transformation, the Group is undertaking structural changes to products in order to re-position the core proposition within this product group and achieve a defensible core of stable recurring revenue.

Security $646.1m (21.5% of total FY20 revenue)
Licence revenue declined by 12.3% in the year ended 31 October 2020.

In the period, the Group has released a number of new capabilities and enhancements to the existing products following investments outlined within the Strategic & Operational Review. As a result, the Group is seeing moderation in the rate of decline in a number of sub-portfolios with some products returning to year-over-year licence growth.

Maintenance revenue increased by 1.0% in the year ended 31 October 2020. This growth is driven by a change in mix at a sub-portfolio level and an improvement in renewal rates in our core propositions.

SaaS revenue declined by 4.0% in the year ended 31 October 2020. The majority of work in re-architecting the product road maps is now complete and as a result, SaaS revenue in the second half of the current financial year returned to growth when compared to the second half of the previous period.

Consulting revenue declined by 23.4% in the year ended 31 October 2020 driven by the deliberate management actions to deliver a consulting practice more closely aligned to product implementation and growth in new licence sales.

Information Management & Governance ("IM&G") $401.2m (13.4% of FY20 revenue)
Licence revenue declined by 9.8% in the year ended 31 October 2020.

Maintenance revenues increased by 1.5%. The increase is primarily driven by growth in Vertica, the Group's big data offering. In the period, the Group launched Vertica EON Mode which is delivered in a subscription form. This revenue is recorded as a term licence with associated maintenance, the impact of which being a greater portion of the revenue is deferred over the life of the contract when compared to a traditional perpetual model. In the period, the Group has made encouraging progress with this transition to subscriptions, with both bookings and new logos up substantially year-over-year.

In addition, SaaS revenue declined 8.6% due to a deliberate reduction in revenue generated from managed services offerings within the product group as we re-architect key offerings for more flexible cloud deployment options.

Consulting revenue declined by 6.1% over the same period.

 Adjusted EBITDA performance (versus constant currency comparatives)
The Group generated an Adjusted EBITDA of $1,173.7m in the year ended 31 October 2020, at an Adjusted EBITDA margin of 39.1%. This represents a 1.6ppt decrease in Adjusted EBITDA margin between the periods on a continuing basis. This decline was driven by the overall revenue decline which has been partially offset by cost reduction programmes undertaken by the Group.

As indicated as part of our results for the six months ended 30 April 2020, we have taken steps to mitigate the impact on Adjusted EBITDA from COVID-19. This has been achieved primarily through close management of variable and discretionary costs, in addition to a natural reduction in certain costs as a direct result of COVID-19. These cost measures have been undertaken without the need to furlough any staff globally.

In addition to this cost management, the board continues to make the investments outlined as part of the Strategic & Operational Review primarily in our Security and Big Data products in order to drive incremental revenue and profit in future accounting periods.

MFI cash generation

The Group's Consolidated statement of cash flows is presented on page 31. The table presented below focuses on those items which specifically relate to the Group's Adjusted free cash flow, which is considered to be a Key Performance Indicator ("KPI") of the Group. In the year, we have elected to change our KPI to Adjusted free cash flow. This change was made as the board feels this measure more accurately reflects the underlying cash generation of the business excluding transformation activities. The measure also aligns to our Remuneration policy, which was set last year, following a shareholder vote. In the current financial period we have elected to report both Free cash flow and Adjusted free cash flow in order to aid comparability between periods.

	Year ended 31 October 2020	Year ended 31 October 2019
	$m	$m
Cash generated from operations before working capital	1,050.2	1,177.5
Movement in working captal	32.6	(121.2)
Cash generated from operations	1,082.8	1,056.3
Interest payments	(207.1)	(227.1)
Bank loan costs	(47.9)	-
Tax payments	(149.6)	(167.4)
Purchase of intangible assets	(60.6)	(29.3)
Purchase of property, plant and equipment	(26.3)	(56.3)
Lease-related capital payments1	(80.1)	(12.9)
Free cash flow	511.2	563.3
Cash impact of exceptional	148.9	n/a
Adjusted free cash flow	660.1	n/a
1      Lease-related capital payments are now included as a financing cash flow following the adoption of IFRS 16.

The Group has continued to be highly cash generative in the year ended 31 October 2020, generating $511.2m of Free cash flow compared to $563.3m in the year ended 31 October 2019. Adjusted free cash flow for the period totalled $660.1m.

Cash generation continues to be a key focus area of the business; the decline year-on-year includes one-time costs of $47.9m associated with the refinancing of the Group's debt in the current fiscal period, the adoption of IFRS 16 and the inclusion of four months SUSE trading performance (Adjusted EBITDA c.$40m) in the prior year. Excluding these items, the Group's Free cash flow has increased year-on-year despite the reduction in Adjusted EBITDA.

The impact of IFRS 16 is such that the presentation of individual line items, notably Adjusted EBITDA, Interest payments and lease-related capital payments are not comparable year-on-year. In the table above, the presentation of free cash flow in the year ended 31 October 2019 has been revised to include lease-related capital payments. This means total free cash flow is not impacted year-on-year by changes to IFRS 16 and is therefore comparable.

In addition, the Group continued to reduce the trade receivables balance and collect aged receivables in the period. This resulted in an Adjusted cash conversion rate of 112.6% (31 October 2019: 95.3%). See page 18 in the Alternative Performance Measures for further detail of cash conversion.

In the year ended 31 October 2020, purchases of intangible assets (relating predominantly to software licences) totalled $60.6m compared to $29.3m in the year ended 31 October 2019. In addition, purchase of property, plant and equipment decreased from $56.3m to $26.3m over the same period.

The Group's ability to preserve Free cash clow whilst transforming our business demonstrates the resilience of our business model. The cash impact of exceptional items reduced FY20 cash flow by $148.9m. Excluding these items, the Group generated an Adjusted free cash flow of $660.1m

Net debt

As at 31 October 2020, net debt was $4,153.5m (31 October 2019: $4,338.5m). In the period, the Group adopted the IFRS 16 accounting standard in respect of leases. This change in accounting standard results in an increase in both Net debt and Adjusted EBITDA, and modestly reduces leverage. In order to demonstrate the impact the below table shows Net debt excluding IFRS 16 (as reported in FY19) and including IFRS 16, which is how the Group will disclose net debt going forward.

This represents a net debt to Adjusted EBITDA ratio as follows:

	Including IFRS 16 Lease liabilities		Excluding IFRS 16 Lease liabilities
	Year ended 31 October 2020 Post-IFRS 16	Year ended 31 October 2019 Post-IFRS 16	Year ended 31 October 2020 Pre-IFRS 16	Year ended 31 October 2019 Pre-IFRS 16
	$m	$m	$m	$m
Adjusted EBITDA	1,173.7	1,428.4	1,098.0	1,362.5
Net Debt	(4,153.5)	(4,608.3)	(3,923.3)	(4,338.5)
Net debt/Adjusted ETBIDA ratio	3.5 times	3.2 times	3.6 times	3.2 times

We have continued to reduce our net debt in absolute dollar terms by $454.8m in the fiscal period. The Group's medium-term leverage target remains 2.7x Adjusted EBITDA. The current leverage remains above this level, due to the on-going investments we are making in the business.

The Group intends to reduce leverage back to this level in the medium-term and will balance debt repayments and equity returns in the short-term in order to deliver on this.

In addition to the term loans and cash reserves, the Group has access to a $350m revolving credit facility, which is undrawn at 31 October 2020.

Consolidated statement of financial position

The Group's Consolidated statement of financial position is presented on pages 27 to 28. A summarised version is presented below:

	Year ended 31 October 2020	Year ended 31 October 2019
	$m	$m
Non-current assets	9,605.0	12,846.7
Current assets	1,541.8	1,448.1
Total assets	11,146.8	14,294.8

Current liabilities	1,788.3	1,802.0
Non-current liabilities	6,143.4	6,216.5
Total liabilities	7,931.7	8,018.5

Net assets	3,215.1	6,276.3

Total equity attributable to owners if the parent	3,215.1	6,275.0
Non-controlling interests	-	1.3
Total equity	3,215.1	6,276.3

The net assets of the Group have decreased from $6,276.3m to $3,215.1m between 31 October 2019 and 31 October 2020. In the year, the key movements were as follows:

−  Non-current assets decreased by $3,241.7m to $9,605.0m primarily due to the impairment of the Group's goodwill of $2,799.2m recognised in the year, as well as $674.1m resulting from the annual amortisation charge on intangible assets. These reductions are partially offset by the recognition of $207.2m of right-of-use assets as a result of the adoption of IFRS 16 'Leases' during the period;

−  Current assets increased by $93.7m to $1,541.8m driven by an increase in cash and cash equivalents of $381.5m, which was offset by a reduction in trade and other receivables of $301.5m. Trade and other receivables decreased due to a reduction of aged receivables of $225.0m. The reduction in aged receivables has been a continuing key focus of the finance team in the financial year. The increase in cash and cash equivalents is the result of the cash collected from trade and other receivables and actions taken during the period to retain cash so as to maximise the Group's resilience to any financial risks resulting from the on-going COVID-19 pandemic including the cancellation of the FY19 final dividend and the decision to not pay an FY20 interim dividend;

−  Current liabilities decreased by $13.7m to $1,788.3m, primarily due to a $107.5m reduction in trade and other payables, offset by an increase in lease obligations of $70.4m as a result of the adoption of IFRS 16 and an increase of $21.4m in short-term borrowings; and

−  Non-current liabilities decreased by $73.1m to $6,143.4m, primarily due to a $163.0m reduction in current and deferred tax liabilities, a decrease in borrowings of $51.8m, and a decrease of $32.7m of contract liabilities, offset by an increase in lease obligations of $156.5m as a result of the adoption of IFRS 16 and a $41.4m increase in the derivative liability.

Other financial matters

IFRS 16 "Leases"
The Group adopted IFRS 16 "Leases" from the transition date of 1 November 2019. Under the IFRS 16 adoption method chosen by the Group, prior-year comparatives are not restated to conform to the new policies.

Consequently, the year-on-year change of profit and Adjusted EBITDA in the year ended 31 October 2020 is impacted by the change in policies. The impact on Adjusted EBITDA and profit for the year ended 31 October 2020 is estimated at an increase of $75.7 and a decrease of $3.1m respectively.

Contractual cash obligations

The following table reflects a summary of obligations and commitments outstanding as of 31 October 2020:

	Payment due by period
	Less than 1 year	1-3 years	3-5 years	After 5 years	Total
	$m	$m	$m	$m	$m
Debt principal repayment	34.3	128.2	4,570.7	-	4,733.2
Interest payments on debt	169.3	326.3	159.0	-	654.6
Total excluding lease obligations	203.6	454.5	4,729.7	-	5,387.8
Lease obligations	82.2	112.8	49.3	36.3	280.6
Total including leases	285.8	567.3	4,779.0	36.3	5,668.4

Dividend

The board proposes a final dividend of 15.5 cents, taking total dividend per share to 15.5 cents for the period. The dividend will be paid in Pound Sterling equivalent to 11.3 pence per share, based on an exchange rate of £1 = $1.37, the rate applicable on 8 February 2021, the date on which the board resolved to propose the dividend. Subject to approval by shareholders, the dividend will be paid on 15 April 2021 to shareholders on the register at 12 March 2021.

Brian McArthur-Muscroft

Chief Financial Officer

8 February 2021

Alternative Performance Measures

The Group uses certain measures to assess the financial performance of its business. These measures are termed "Alternative Performance Measures" because they exclude amounts that are included in, or include amounts that are excluded from, the most directly comparable measure calculated and presented in accordance with IFRS, or are calculated using financial measures that are not calculated in accordance with IFRS.

The Group uses such measures to measure operating performance and liquidity in presentations to the board and as a basis for strategic planning and forecasting, as well as monitoring certain aspects of its operating cash flow and liquidity. The Group believes that these and similar measures are used widely by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity.

The Alternative Performance Measures may not be comparable to other similarly titled measures used by other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for, or superior to, the equivalent measures calculated and presented in accordance with IFRS.

An explanation of the relevance of each of the Alternative Performance Measures, a reconciliation of the Alternative Performance Measures to the most directly comparable measures calculated and presented in accordance with IFRS and a discussion of their limitations is set out below. The Group does not regard these Alternative Performance Measures as a substitute for, or superior to, the equivalent measures calculated and presented in accordance with IFRS.

The Group has adopted IFRS 16 "Leases" at 1 November 2019, therefore results for the year ended 31 October 2020 include the impact of adopting IFRS 16. The impact of the adoption of IFRS 16 on the definition of Alternative Performance Measures is determined based on the relative importance of the impact as well as practicalities in obtaining relevant prior year data as follows:

●      The definition of Alternative Performance Measure 6 "Free Cash Flow" has been adjusted, so that the resulting free cash flow is consistent for each period.

●      Alternative Performance Measures 2 "EBITDA and Adjusted EBITDA", 7 "Net Debt" and 8 "Adjusted cash conversion ratio" have not been adjusted and therefore are not comparable year-on-year.

●     Alternative Performance Measures 2 "EBITDA and Adjusted EBITDA" includes greater depreciation in the year ended 31 October 2020 than in the year ended 31 October 2019 as only depreciation on IAS 17 finance leases is included for the year ended 31 October 2019.

●     Alternative Performance Measure 7 "Net Debt" includes higher lease liabilities at 31 October 2020 than 31 October 2019, as only IAS 17 finance lease liabilities were included at 31 October 2019.

No other Alternative Performance Measures are impacted by the adoption of IFRS 16.

1.        Impact of deferred revenue haircut

The following table shows the impact of the acquisition accounting adjustment of deferred revenue haircut (i.e. the unwinding of fair value adjustment to acquired deferred revenue) on reported revenues.

	Year ended 31 October 2020			Year ended 31 October 2019
	Continuing operations	Discontinued operation	Total	Continuing operations	Discontinued operation	Total
	$m	$m	$m	$m	$m	$m
Revenue before deferred revenue haircut	3,001.6	-	3,001.6	3,355.2	127.1	3,482.3
Unwinding of fair value adjustment to acquired deferred revenue	(0.6)	-	(0.6)	(6.8)	(0.1)	(6.9)
Revenue	3,001.0	-	3,001.0	3,348.4	127.0	3,475.4

2.   EBITDA and Adjusted EBITDA

EBITDA is defined as net earnings before finance costs, finance income, taxation, share of results of associates, depreciation of property, plant and equipment, right-of-use asset depreciation and amortisation of intangible assets. The Group presents EBITDA because it is widely used by securities analysts, investors and other interested parties to evaluate the profitability of companies. EBITDA eliminates potential differences in performance caused by variations in capital structures (affecting net finance costs), tax positions (such as the availability of net operating losses against which to relieve taxable profits), the cost and age of tangible assets (affecting relative depreciation expense) and the extent to which intangible assets are identifiable (affecting relative amortisation expense).

The Group defines Adjusted EBITDA as comprising of EBITDA (as defined above), exceptional items including the loss/(profit) on disposal of discontinued operation, share-based compensation, product development intangible cost capitalised and foreign exchange gains/losses. Adjusted EBITDA is the primary measure used internally to measure performance and to incentivise and reward employees.

Adjusted EBITDA Margin refers to each measure defined above as a percentage of actual revenue recorded in accordance with IFRS for the year.

Adjusted EBITDA is a key profit measure used by the board to assess the underlying financial performance of the Group. Adjusted EBITDA is stated before the following items for the following reasons:

●     Exceptional items (note 3), including the loss/(profit) on disposal of discontinued operation, are excluded by virtue of their size, nature or incidence, in order to show the underlying business performance of the Group.

●     Share-based payment charges are excluded from the calculation of Adjusted EBITDA because these represent a non-cash accounting charge for transactions that could otherwise have been settled in cash or not be limited to employee compensation. These charges also represent long-term incentives designed for long-term employee retention, rather than reflecting the short-term underlying operations of the Group's business. The directors acknowledge that there is an ongoing debate on the add-back of share-based payment charges but believe that as they are not included in the analysis of segment performance used by the Chief Operating Decision Maker and their add-back is consistent with metrics used by a number of other companies in the technology sector, that this treatment remains appropriate.
2.   EBITDA and Adjusted EBITDA (continued)

●     Actual spend on product development costs during the year is deducted from EBITDA as this reflects the required underlying expenditure. This is because the capitalisation and subsequent amortisation of such costs are based on judgements about whether they meet the capitalisation criteria set out in IAS 38 "Intangible Assets" and on the period of their estimated economic benefit.  In addition, product development costs for the year are included in the analysis of segment performance used by the Chief Operating Decision Maker.

●     Foreign exchange movements are excluded from Adjusted EBITDA in order to exclude foreign exchange volatility when evaluating the underlying performance of the business.

The following table is a reconciliation from profit for the period to EBITDA and Adjusted EBITDA:

	Year ended 31 October 2020			Year ended 31 October 2019
	Continuing operations	Discontinued operation	Total	Continuing operations	Discontinued operation	Total
	$m	$m	$m	$m	$m	$m
(Loss)/profit for the year	(2,974.6)	5.1	(2,969.5)	(18.1)	1,487.2	1,469.1
Finance costs	281.6	-	281.6	282.4	-	282.4
Finance income	(2.6)	-	(2.6)	(26.6)	-	(26.6)
Taxation	34.2	(8.1)	26.1	(16.0)	318.1	302.1
Share of results of associates	-		-	-	0.3	0.3
Depreciation of property, plant and equipment	42.0	-	42.0	52.6	-	52.6
Depreciation of right-of-use assets	76.9	-	76.9	13.9	-	13.9
Amortisation of intangible assets	674.1	-	674.1	716.5	-	716.5
EBITDA	(1,868.4)	(3.0)	(1,871.4)	1,004.7	1,805.6	2,810.3
Exceptional items (reported in loss/(profit) from discontinued operation)	-	3.0	3.0	-	(1,767.9)	(1,767.9)
Exceptional items (reported in Operating profit)	3,011.6	-	3,011.6	294.2	-	294.2
Share-based compensation charge	17.0	-	17.0	68.8	2.5	71.3
Product development intangible costs capitalised	(16.2)	-	(16.2)	(16.5)	-	(16.5)
Foreign exchange loss/(gain)	29.7	-	29.7	11.3	(0.2)	11.1
Adjusted EBITDA	1,173.7	-	1,173.7	1,362.5	40.0	1,402.5

Revenue	3,001.0	-	3,001.0	3,348.4	127.0	3,475.4
Adjusted EBITDA Margin	39.1%	n/a	39.1%	40.7%	31.5%	40.4%

3.      Adjusted Profit before tax

Adjusted Profit before tax is defined as (loss)/profit before tax excluding the effects of, share-based compensation, the amortisation of purchased intangible assets and all exceptional items including loss/(profit) on disposal of discontinued operation. These items are individually material items that are not considered to be representative of the trading performance of the Group:

●     Exceptional items (note 3), including the loss/(profit) on disposal of discontinued operation, are excluded by virtue of their size, nature or incidence, in order to show the underlying business performance of the Group.

●     Share-based payment charges are excluded from the calculation of Adjusted Profit before tax because these represent a non-cash accounting charge for transactions that could otherwise have been settled in cash or not be limited to employee compensation. These charges also represent long-term incentives designed for long-term employee retention, rather than reflecting the short-term underlying operations of the Group's business. The directors acknowledge that there is an ongoing debate on the add-back of share-based payment charges but believe that as they are not included in the analysis of segment performance used by the Chief Operating Decision Maker and their add-back is consistent with metrics used by a number of other companies in the technology sector, that this treatment remains appropriate.

●     Charges for the amortisation of intangibles are excluded from the calculation of Adjusted Profit before tax. This is because these charges are based on judgements about their value and economic life, are the result of the application of acquisition accounting rather than core operations, and whilst revenue recognised in the income statement does benefit from the underlying intangibles that has been acquired, the amortisation costs bear no relation to the Group's underlying ongoing operational performance. In addition, amortisation of acquired intangibles is not included in the analysis of segment performance used by the Chief Operating Decision Maker.

Adjusted Profit before tax is presented as it is required for the calculation of the Group's effective tax rate.

The following table is a reconciliation from profit before tax for the year to Adjusted Profit before tax:

	Year ended 31 October 2020			Year ended 31 October 2019
	Continuing operations	Discontinued operation	Total	Continuing operations	Discontinued operation	Total
	$m	$m	$m	$m	$m	$m
(Loss)/profit before tax	(2,940.4)	(3.0)	(2,943.4)	(34.1)	1,805.3	1,771.2

Share-based compensation charge	17.0	-	17.0	68.8	2.5	71.3
Amortisation of purchased intangibles	604.1	-	604.1	655.7	-	655.7
Exceptional items, including loss/(profit) on disposal of discontinued operation	3,011.6	3.0	3,014.6	294.2	(1,767.9)	(1,473.7)
Adjusting items	3,632.7	3.0	3,635.7	1,018.7	(1,765.4)	(746.7)

Adjusted Profit before tax	692.3	-	692.3	984.6	39.9	1,024.5

4.   Adjusted Effective Tax Rate

The Adjusted Effective Tax Rate is defined as the reported tax (charge)/credit on continuing operations, less tax on adjusting items on continuing operations (share-based compensation, the amortisation of purchased intangible assets and exceptional items), divided by the Adjusted Profit Before Tax on continuing operations (defined above). This is an Alternative Performance Measure and is presented because management believe it is important to understanding the Group's tax position on its trading performance.

The tax charge on Adjusted Profit before tax for the year ended 31 October 2020 was $174.1m (2019: $235.7m). This represents an Adjusted Effective Tax Rate ("Adjusted ETR") of 25.1% (2019: 23.9%). The calculation of the Adjusted ETR is set out below.

Effective tax rate (continuing operations)	Year ended 31 October 2020			Year ended 31 October 2019
	Statutory	Adjusting items	Adjusted measures	Statutory	Adjusting items	Adjusted Measures
	$m	$m	$m	$m	$m	$m
1. (Loss)/profit before tax	(2,940.4)	3,632.7	692.3	(34.1)	1,018.7	984.6
Taxation	(34.2)	(139.9)	(174.1)	16.0	(251.7)	(235.7)
(Loss)/profit after tax	(2,974.6)	3,492.8	518.2	(18.1)	767.0	748.9
Effective tax rate	(1.2)%		25.1%	46.9%		23.9%

In computing Adjusted Profit before tax for the year ended 31 October 2020, $3,632.7m (2019: $1,018.7m) of adjusting items have been added back (see Adjusted Profit before tax section above) and the associated tax credit is $139.9m (2019: $251.7m). In the period to 31 October 2019, the Group recognised a one off credit within Adjusting items of $48.6m in relation to the recognition of deferred tax on historical UK interest restrictions.

5.   Adjusted Earnings per Share and Diluted Adjusted Earnings per Share

The Adjusted Earnings per Share ("EPS") is defined as Basic EPS where the earnings attributable to ordinary shareholders are adjusted by adding back all exceptional items including the loss/(profit) on the disposal of discontinued operation, share-based compensation charge and the amortisation of purchased intangibles because they are individually or collectively material items that are not considered to be representative of the trading performance of the Group. These are presented as management believe they are important to understanding the change in the Group's EPS.

	Year ended 31 October 2020	Year ended 31 October 2019
CENTS

EPS from continuing operations attributable to the ordinary equity shareholders of the Company
Basic EPS - cents	(886.15)	(4.87)
Diluted EPS - cents 1	(886.15)	(4.87)
Basic Adjusted EPS - cents	154.37	198.01
Diluted Adjusted EPS - cents	154.37	195.89

EPS from discontinued operation
Basic EPS - cents	1.52	393.37
Diluted EPS - cents	1.52	389.16
Basic Adjusted EPS - cents	2.17	8.25
Diluted Adjusted EPS - cents	2.17	8.16

Total EPS attributable to the ordinary equity shareholders of the Company
Basic EPS - cents	(884.63)	388.50
Diluted EPS - cents 1	(884.63)	384.35
Basic Adjusted EPS - cents	156.54	206.26
Diluted Adjusted EPS - cents	156.54	204.05

PENCE

EPS from continuing operations attributable to the ordinary equity shareholders of the Company
Basic EPS - pence	(693.45)	(3.82)
Diluted EPS - pence 1	(693.45)	(3.82)
Basic Adjusted EPS - pence	120.81	155.49
Diluted Adjusted EPS - pence	120.81	153.82

EPS from discontinued operation
Basic EPS - pence	1.19	308.89
Diluted EPS - pence	1.19	305.59
Basic Adjusted EPS - pence	1.70	6.48
Diluted Adjusted EPS - pence	1.70	6.41

Total EPS attributable to the ordinary equity shareholders of the Company
Basic EPS - pence	(692.26)	305.07
Diluted EPS - pence 1	(692.26)	301.81
Basic Adjusted EPS - pence	122.51	161.97
Diluted Adjusted EPS - pence	122.51	160.23

1 The Group reported a loss from continuing and discontinued operations attributable to the ordinary equity shareholders of the Company for the year ended 31 October 2020. The Diluted EPS is reported as equal to Basic EPS, as no account can be taken of the effect of dilutive securities under IAS 33.

5.         Adjusted Earnings per Share and Diluted Adjusted Earnings per Share continued

	Year ended 31 October 2020	Year ended 31 October 2019
	$m	$m
(Loss)/profit for the year	(2,969.5)	1,469.1
Non-controlling interests	-	(0.3)
Earnings attributable to ordinary shareholders	(2,969.5)	1,468.8

From continuing operations1	(2,974.6)	(18.4)
From discontinued operation	5.1	1,487.2
Earnings attributable to ordinary shareholders	(2,969.5)	1,468.8

Adjusting items:
Loss/(profit) on discontinued operation	3.0	(1,767.9)
Exceptional items	3,011.6	294.2
Share-based compensation charge	17.0	71.3
Amortisation of purchased intangibles	604.1	655.7
	3,635.7	(746.7)
Tax relating to above adjusting items	(140.7)	57.7
Adjusted earnings attributable to ordinary shareholders	525.5	779.8

From continuing operations1	518.2	748.6
From discontinued operation	7.3	31.2
Adjusted earnings attributable to ordinary shareholders	525.5	779.8

Weighted average number of shares:	Number	Number
	m	m
Basic	335.7	378.1
Effect of dilutive securities - Options	-	4.1
Diluted	335.7	382.2

1 For the purposes of calculating EPS measures, Earnings and Adjusted earnings attributable to ordinary shareholders from continuing operations excludes the impact of non-controlling interests since these are not attributable to ordinary shareholders.

	Year ended 31 October 2020			Year ended 31 October 2019
	Continuing operations	Discontinued operation	Total	Continuing operations	Discontinued operation	Total
	$m	$m	$m	$m	$m	$m
Adjusting items:
Exceptional items, including loss/(profit) on disposal of discontinued operation	3,011.6	3.0	3,014.6	294.2	(1,767.9)	(1,473.7)
Share-based compensation charge	17.0	-	17.0	68.8	2.5	71.3
Amortisation of purchased intangibles	604.1	-	604.1	655.7	-	655.7
	3,632.7	3.0	3,635.7	1,018.7	(1,765.4)	(746.7)
Tax relating to above adjusting items	(139.9)	(0.8)	(140.7)	(251.7)	309.4	57.7
	3,492.8	2.2	3,495.0	767.0	(1,456.0)	(689.0)

6.   Free cash flow and Adjusted free cash flow

Free cash flow is defined as cash generated from operations less interest payments, bank loan costs, tax payments, purchase of intangible assets, purchase of property, plant and equipment and interest and capital payments in relation to leases (which are now included as a financing cash flow following the adoption of IFRS 16). This is presented as management believe it is important to the understanding of the Group's Cash flow.

This measure has been adjusted for IFRS 16 as the adoption of IFRS 16 has no impact on the Group's Cash flow therefore management believe it would be misleading to show an increase in Free cash flow. As a result, the year ended 2019 comparative has been revised below to present free cash flow on a consistent basis as in 2020 following the adoption of IFRS 16.

A new alternative performance measure Adjusted free cash flow has been introduced in the year ended 31 October 2020. This measure adjusts Free cash flow for the exclusion of the cash impact of exceptional items and aligns the way Free cash flow is presented to the definition of Cumulative Free cash flow used in certain LTIP awards as disclosed in the Directors' Remuneration Report. This adjustment was not made for the year ended 31 October 2019, as this definition did not apply for that period.

	Year ended 31 October 2020	Year ended 31 October 2019
	$m	$m
Cash generated from operating activities	1,082.8	1,056.3
Less:
Interest payments	(207.1)	(227.1)
Bank loan costs	(47.9)	-
Tax payments	(149.6)	(167.4)
Purchase of intangible assets	(60.6)	(29.3)
Purchase of property, plant and equipment	(26.3)	(56.3)
Lease related interest and capital payments	(80.1)	(12.9)
Free cash flow	511.2	563.3
Exclude the cash impact of exceptional items	148.9
Adjusted free cash flow	660.1

7.   Net Debt

Net debt is defined as cash and cash equivalents less borrowings and finance lease obligations. The adoption of IFRS 16 has resulted in all lease obligations being included in Net Debt at 31 October 2020.

	31 October 2020	31 October 2019
	$m	$m
Borrowings	(4,640.3)	(4,670.7)
Cash and cash equivalents	737.2	355.7
Lease obligations (2019: Finance lease obligations)	(250.4)	(23.5)
Net debt	(4,153.5)	(4,338.5)

8.   Adjusted cash conversion ratio

The Group's adjusted cash conversion ratio is defined as cash generated from operations divided by Adjusted EBITDA less exceptional items (reported in Operating (loss)/profit and excluding any goodwill impairment charge, as this is deemed non-cash related). This is presented as management believe it is important to the understanding the Group's conversion of underlying results to cash.

	Year ended 31 October 2020	Year ended 31 October 2019
	$m	$m
Cash generated from operations	1,082.8	1,056.3

Adjusted EBITDA	1,173.7	1,402.5
Less: exceptional items (reported in Operating profit)	(3,011.6)	(294.2)
Excluded: Goodwill impairment charge	2,799.2	-
Adjusted EBITDA less exceptional items	961.3	1,108.3
Adjusted cash conversion ratio	112.6%	95.3%

9.   Constant Currency

The Group's reporting currency is the US Dollar however, the Group's significant international operations give rise to fluctuations in foreign exchange rates. To neutralise foreign exchange impact and to better illustrate the underlying change in results from one year to the next, the Group has adopted the practice of discussing results on an as reported basis and in constant currency.

The Group uses US Dollar based constant currency models to measure performance. These are calculated by restating the results of the Group for the comparable year at the same average exchange rates as those used in reported results for the current year. This gives a US Dollar denominated income statement, which excludes any variances attributable to foreign exchange rate movements.

The most important foreign currencies for the Group are: Pounds Sterling, the Euro, Canadian Dollar, Israeli Shekel and Japanese Yen and in the year ended 31 October 2020 also the Indian Rupee and Chinese Yuan. The exchange rates used are as follows:

	Year ended 31 October 2020		Year ended 31 October 2019
	Average	Closing	Average	Closing
£1 = $	1.28	1.30	1.27	1.29
€1 = $	1.13	1.17	1.12	1.12
C$ = $	0.74	0.75	0.75	0.76
ILS = $	0.29	0.29	0.28	0.28
INR = $	0.01	0.01	n/a	n/a
CNY = $	0.14	0.15	n/a	n/a
100 JPY = $	0.93	0.96	1.10	1.08

 Consolidated statement of comprehensive income
for the year ended 31 October 2020

		Year ended 31 October 2020			Year ended 31 October 20191
		Before exceptional items	Exceptional items (note 3)	Total	Before exceptional items	Exceptional items (note 3)	Total
Continuing operations	Note	$m	$m	$m	$m	$m	$m
Revenue	1,2	3,001.0	-	3,001.0	3,348.4	-	3,348.4
Cost of sales		(698.7)	(4.0)	(702.7)	(777.3)	(12.6)	(789.9)
Gross profit		2,302.3	(4.0)	2,298.3	2,571.1	(12.6)	2,558.5
Selling and distribution expenses		(1,099.2)	(12.9)	(1,112.1)	(1,216.4)	(8.4)	(1,224.8)
Research and development expenses		(512.7)	(0.9)	(513.6)	(491.7)	0.5	(491.2)
Administrative expenses		(340.2)	(2,993.8)	(3,334.0)	(347.1)	(273.7)	(620.8)
Operating (loss)/profit		350.2	(3,011.6)	(2,661.4)	515.9	(294.2)	221.7

Finance costs		(281.6)	-	(281.6)	(282.4)	-	(282.4)
Finance income		2.6	-	2.6	26.6	-	26.6
Net finance costs		(279.0)	-	(279.0)	(255.8)	-	(255.8)

Profit/(loss) before tax		71.2	(3,011.6)	(2,940.4)	260.1	(294.2)	(34.1)
Taxation	4	(72.9)	38.7	(34.2)	(38.3)	54.3	16.0
Loss from continuing operations		(1.7)	(2,972.9)	(2,974.6)	221.8	(239.9)	(18.1)
Profit from discontinued operation (attributable to equity shareholders of the Company)		7.3	(2.2)	5.1	28.7	1,458.5	1,487.2
(Loss)/profit for the year		5.6	(2,975.1)	(2,969.5)	250.5	1,218.6	1,469.1

Attributable to:
Equity shareholders of the Company		5.6	(2,975.1)	(2,969.5)	250.2	1,218.6	1,468.8
Non-controlling interests		-	-	-	0.3	-	0.3
(Loss)/profit for the year		5.6	(2,975.1)	(2,969.5)	250.5	1,218.6	1,469.1

1 In accordance with the requirements of IFRS 16 "Leases" the comparative amounts have not been restated.

The accompanying notes form part of the financial statements.

Consolidated statement of comprehensive income continued
for the year ended 31 October 2020

		Year ended 31 October 2020			Year ended 31 October 20191
		Before exceptional items	Exceptional items (note 3)	Total	Before exceptional items	Exceptional items (note 3)	Total
	Note	$m	$m	$m	$m	$m	$m
(Loss)/profit for the year		5.6	(2,975.1)	(2,969.5)	250.5	1,218.6	1,469.1
Other comprehensive (expense)/income for the year:
Items that will not be reclassified to profit or loss
Continuing operations:
Actuarial loss on pension schemes liabilities	9	(0.4)	-	(0.4)	(26.2)	-	(26.2)
Actuarial gain on non-plan pension assets	9	0.4	-	0.4	0.3	-	0.3
Deferred tax movement on pension schemes		(5.0)	-	(5.0)	13.0	-	13.0
Discontinued operation:
Actuarial gain on pension schemes liabilities	9	-	-	-	0.1	-	0.1
Actuarial gain on non-plan pension assets	9	-	-	-	0.1	-	0.1
Currency translation differences - discontinued operation recycled to profit and loss in the year		-	-	-	-	(1.5)	(1.5)
Continuing items that may be subsequently reclassified to profit or loss
Cash flow hedge movements		(41.3)	-	(41.3)	(122.9)	-	(122.9)
Current tax movement on cash flow hedge movements		7.8	-	7.8	23.3	-	23.3
Deferred tax movement on currency translation differences		(8.7)	-	(8.7)	14.0	-	14.0
Deferred tax movement on Euro loan foreign exchange hedging		11.1	-	11.1	-	-	-
Currency translation differences - continuing operations		(67.0)	-	(67.0)	(206.2)	-	(206.2)
Other comprehensive (expense)/income for the year		(103.1)	-	(103.1)	(304.5)	(1.5)	(306.0)
Total comprehensive (expense)/income for the year		(97.5)	(2,975.1)	(3,072.6)	(54.0)	1,217.1	1,163.1
Attributable to:
Equity shareholders of the Company		(97.5)	(2,975.1)	(3,072.6)	(54.3)	1,217.1	1,162.8
Non-controlling interests		-	-	-	0.3	-	0.3
Total comprehensive (expense)/income for the year		(97.5)	(2,975.1)	(3,072.6)	(54.0)	1,217.1	1,163.1

Total comprehensive (expense)/income attributable to the equity shareholders of the Company arises from:
Continuing operations		(104.8)	(2,972.9)	(3,077.7)	(82.9)	(239.9)	(322.8)
Discontinued operation		7.3	(2.2)	5.1	28.9	1,457.0	1,485.9
		(97.5)	(2,975.1)	(3,072.6)	(54.0)	1,217.1	1,163.1
Earnings per share (cents)
From continuing and discontinued operations				cents			cents
- basic	6			(884.63)			388.50
- diluted	6			(884.63)			384.35
From continuing operations
- basic	6			(886.15)			(4.87)
- diluted	6			(886.15)			(4.87)
Earnings per share (pence)
From continuing and discontinued operations				pence			pence
- basic	6			(692.26)			305.07
- diluted	6			(692.26)			301.81
From continuing operations
- basic	6			(693.45)			(3.82)
- diluted	6			(693.45)			(3.82)

1 In accordance with the requirements of IFRS 16 "Leases" the comparative amounts have not been restated.

The accompanying notes form part of the financial statements.

 Consolidated statement of financial position continued
 as at 31 October 2020

	Note	31 October 2020 $m	31 October 2019 $m1
Non-current assets
Goodwill	7	3,835.4	6,671.3
Other intangible assets		5,383.0	5,942.3
Property, plant and equipment		93.7	140.5
Right-of-use assets		207.2	-
Long-term pension assets	9	18.2	17.1
Contract-related costs		35.7	31.5
Other non-current assets		31.8	44.0
		9,605.0	12,846.7
Current assets
Inventories		-	0.1
Trade and other receivables		731.4	1,032.9
Contract-related costs		27.9	19.3
Current tax receivables	4	45.3	40.1
Cash and cash equivalents		737.2	355.7
		1,541.8	1,448.1
Total assets		11,146.8	14,294.8

Current liabilities
Trade and other payables		503.5	611.0
Borrowings	8	21.4	-
Lease obligations (2019: Finance leases)		82.2	11.8
Provisions		49.7	29.3
Current tax liabilities	4	150.1	104.0
Contract liabilities		981.4	1,045.9
		1,788.3	1,802.0

Non-current liabilities
Contract liabilities		117.2	149.9
Borrowings	8	4,618.9	4,670.7
Lease obligations (2019: Finance leases)		168.2	11.7
Derivative liability		77.9	36.5
Retirement benefit obligations	9	155.0	141.4
Provisions		22.5	49.1
Other non-current liabilities		39.9	50.4
Current tax liabilities	4	102.7	119.7
Deferred tax liabilities	4	841.1	987.1
		6,143.4	6,216.5
Total liabilities		7,931.7	8,018.5
Net assets		3,215.1	6,276.3

Consolidated statement of financial position continued as at 31 October 2020

	31 October 2020 $m	31 October 2019 $m1
Capital and reserves
Share capital	47.3	47.2
Share premium account	46.5	44.0
Merger reserve	1,767.4	1,739.8
Capital redemption reserve	2,485.0	2,485.0
Hedging reserve	(63.1)	(29.6)
Retained earnings	(741.3)	2,250.7
Foreign currency translation reserve	(326.7)	(262.1)
Total equity attributable to owners of the parent	3,215.1	6,275.0
Non-controlling interests	-	1.3
Total equity	3,215.1	6,276.3

1 In accordance with the requirements of IFRS 16 "Leases" the comparative amounts have not been restated.

The accompanying notes form part of the financial statements.

Consolidated statement of changes in equity

for the year ended 31 October 2020

Year ended 31 October 2020

		Share capital	Share premium account	Retained earnings	Foreign currency translation reserve	Capital redemption reserves	Hedging reserve	Merger reserve	Total equity attributable to owners of the parent	Non-controlling interests	Total equity
	Note	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Balance as at 1 November 2019		47.2	44.0	2,250.7	(262.1)	2,485.0	(29.6)	1,739.8	6,275.0	1.3	6,276.3
Impact of adoption of IFRS 16		-	-	(8.4)	-	-	-	-	(8.4)	-	(8.4)
Revised balance at 1 November 2019		47.2	44.0	2,242.3	(262.1)	2,485.0	(29.6)	1,739.8	6,266.6	1.3	6,267.9
Loss for the financial year		-	-	(2,969.5)	-	-	-	-	(2,969.5)	-	(2,969.5)
Other comprehensive expense for the year		-	-	(5.0)	(64.6)	-	(33.5)	-	(103.1)	-	(103.1)
Total comprehensive expense for the year		-	-	(2,974.5)	(64.6)	-	(33.5)	-	(3,072.6)	-	(3,072.6)

Share options:
Issue of share capital - share options		0.1	2.5	0.3	-	-	-	-	2.9	-	2.9
Share-based payment charge		-	-	18.3	-	-	-	-	18.3	-	18.3
Current tax on share options	4	-	-	0.1	-	-	-	-	0.1	-	0.1
Deferred tax on share options	4	-	-	(1.5)	-	-	-	-	(1.5)	-	(1.5)

Purchase of remaining non-controlling interest		-	-	1.3	-	-	-	-	1.3	(1.3)	-
Reallocation of merger reserve		-	-	(27.6)	-	-	-	27.6	-	-	-
Total movements for the year		0.1	2.5	(2,983.6)	(64.6)	-	(33.5)	27.6	(3,051.5)	(1.3)	(3,052.8)
Balance as at 31 October 2020		47.3	46.5	(741.3)	(326.7)	2,485.0	(63.1)	1,767.4	3,215.1	-	3,215.1

The accompanying notes form part of the financial statements.

Consolidated statement of changes in equity
for the year ended 31 October 2020

Year ended 31 October 20191

		Share capital	Share premium account	Retained earnings	Foreign currency translation reserve	Capital redemption reserves	Hedging reserve	Merger reserve	Total equity attributable to owners of the parent	Non-controlling interests	Total equity
	Note	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Balance as at 1 November 2018		65.8	41.0	3,275.2	(51.7)	666.3	70.0	3,724.4	7,791.0	1.0	7,792.0
Impact of adoption of IFRS 15		-	-	52.4	-	-	-	-	52.4	-	52.4
Impact of adoption of IFRS 9		-	-	(15.6)	-	-	-	-	(15.6)	-	(15.6)
Revised balance at 1 November 2018		65.8	41.0	3,312.0	(51.7)	666.3	70.0	3,724.4	7,827.8	1.0	7,828.8
Profit for the financial year		-	-	1,468.8	-	-	-	-	1,468.8	0.3	1,469.1
Other comprehensive income/(expense) for the year		-	-	4.0	(210.4)	-	(99.6)	-	(306.0)	-	(306.0)
Total comprehensive income/(expense) for the year		-	-	1,472.8	(210.4)	-	(99.6)	-	1,162.8	0.3	1,163.1

Transactions with owners:
Dividends	5	-	-	(439.2)	-	-	-	-	(439.2)	-	(439.2)
Share options:
Issue of share capital - share options		0.1	3.0	(3.8)	-	-	-	-	(0.7)	-	(0.7)
Share-based payment charge		-	-	64.5	-	-	-	-	64.5	-	64.5
Current tax on share options	4	-	-	13.1	-	-	-	-	13.1	-	13.1
Deferred tax on share options	4	-	-	(7.6)	-	-	-	-	(7.6)	-	(7.6)
Share reorganisation and buy-back:
Return of Value - share consolidation		(18.7)	-	-	-	18.7	-	-	-	-	-
Expenses relating to Return of Value		-	-	(1.0)	-	-	-	-	(1.0)	-	(1.0)
Issue and redemption of B shares		-	-	(1,800.0)	-	1,800.0	-	(1,800.0)	(1,800.0)	-	(1,800.0)
Share buy-back		-	-	(544.7)	-	-	-	-	(544.7)	-	(544.7)
Reallocation of merger reserve		-	-	184.6	-	-	-	(184.6)	-	-	-
Total movements for the year		(18.6)	3.0	(1,061.3)	(210.4)	1,818.7	(99.6)	(1,984.6)	(1,552.8)	0.3	(1,552.5)
Balance as at 31 October 2019		47.2	44.0	2,250.7	(262.1)	2,485.0	(29.6)	1,739.8	6,275.0	1.3	6,276.3

The accompanying notes form part of the financial statements.

1 In accordance with the requirements of IFRS 16 "Leases" the comparative amounts have not been restated.

 Consolidated statement of cash flows
for the year ended 31 October 2020

	Note	Year ended 31 October 2020 $m	Year ended 31 October 2019 $m1
Cash flows from operating activities
Cash generated from operations	12	1,082.8	1,056.3
Interest paid		(207.1)	(227.1)
Bank loan costs		(47.9)	-
Tax paid		(149.6)	(167.4)
Net cash generated from operating activities		678.2	661.8
Cash flows from investing activities
Payments for intangible assets		(60.6)	(29.3)
Purchase of property, plant and equipment		(26.3)	(56.3)
Interest received		2.4	26.6
Payment for acquisition of business		(6.0)	(89.0)
Net cash acquired with acquisitions		-	1.2
Investing cash flows generated from disposals		1.3	20.0
Investing cash flows generated from discontinued operation, net of cash disposed		-	2,473.5
Tax paid on divestiture gain		-	(264.6)
Net cash (used in)/generated from investing activities		(89.2)	2,082.1
Cash flows used in financing activities
Proceeds from issue of ordinary share capital		2.6	3.1
Purchase of treasury shares and related expenses		-	(544.7)
Return of Value paid to shareholders		-	(1,800.0)
Expenses relating to Return of Value		-	(1.0)
Payment for lease liabilities (2019: payment for finance lease liabilities)		(80.1)	(12.9)
Settlement of foreign exchange derivative	10	(21.8)	-
Repayment of bank borrowings	8	(1,589.7)	(212.6)
Proceeds from bank borrowings	8	1,490.8	-
Dividends paid to owners	5	-	(439.2)
Net cash used in financing activities		(198.2)	(3,007.3)
Effects of exchange rate changes		(9.3)	(1.8)
Net increase/(decrease) in cash and cash equivalents		381.5	(265.2)
Cash and cash equivalents at beginning of the year		355.7	620.9
Cash and cash equivalents at end of the year		737.2	355.7

1 In accordance with the requirements of IFRS 16 "Leases" the comparative amounts have not been restated.

The accompanying notes form part of these financial statements.

General information
Micro Focus International plc ("Company") is a public limited company incorporated and domiciled in the UK. The address of its registered office is: The Lawn, 22-30 Old Bath Road, Newbury, RG14 1QN, UK.

Micro Focus International plc and its subsidiaries (together "Group") provide innovative software to clients around the world enabling them to dramatically improve the business value of their enterprise applications. As at 31 October 2020, the Group had a presence in 48 countries (31 October 2019: 48) worldwide and employed approximately 11,900 people (31 October 2019: 12,100).

The Company is listed on the London Stock Exchange and its American Depositary Shares are listed on the New York Stock Exchange.

The Group Consolidated financial statements were authorised for issuance by the board of directors on 8 February 2021.

I Significant Accounting policies

A Basis of preparation
The summary financial information set out above does not constitute the Group's statutory Consolidated Financial Statements for the year ended 31 October 2020 or the year ended 31 October 2019. Statutory Consolidated Financial Statements for the Group for the year ended 31 October 2019, prepared in accordance with adopted IFRS, have been delivered to the Registrar of Companies and those for the 12 months ended 31 October 2020 will be delivered in due course. The auditors have reported on those accounts; their report was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of any emphasis without qualifying their report and (iii) did not contain a statement under Section 498 (2) or (3) of the Companies Act 2006.

The summary financial information for the 12 months ended 31 October 2020 has been prepared by the directors based upon the results and position that are reflected in the Consolidated Financial Statements of the Group.

The consolidated financial statements have been prepared on a going concern basis under the historical cost convention.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed below in II, "Critical accounting estimates, assumptions and judgements".

The principal accounting policies adopted by the Group in the preparation of the consolidated financial statements are set out below.

The accounting policies adopted are consistent with those of the Annual Report and Accounts for the year ended 31 October 2019 apart from standards, amendments to or interpretations of published standards adopted during the year, as set out in Accounting Policy W "Adoption of new and revised IFRS".

Going concern
In line with IAS 1 'Presentation of financial statements', and the FRC guidance on 'risk management, internal control and related financial and business reporting', management has taken into account available information about the future for a period of at least, but not limited to, 12 months from the date of approval of the consolidated financial statements when assessing the Group's ability to continue as a going concern. This assessment covers the period to February 2022, which is consistent with the FRC guidance.

The Chief Financial Officer's report on pages 7 to 17 includes information on our Group financial results, financial outlook, cash flow and net debt, and the balance sheet position.

In making this assessment, the directors considered the Group's liquidity and solvency position. Whilst the Group has quarterly instalment payments due and, dependent on leverage, may be subject to an excess cash sweep against its external borrowing in the period to February 2022 the Group has no term loans maturing until June 2024 (see note 8 "Borrowings" for an analysis of borrowing maturity and additional details on repayment requirements). The Revolving Facility was undrawn at 31 October 2020 and the Group had $737.2 million of cash balances at 31 October 2020 providing total liquidity of $1,087.2 million. The Group's Revolving Facility is subject to a net leverage covenant when it is more than 35% drawn at the quarter end (see note 10 "Financial risk management and instruments" for additional details). Under the Group's forecasts the Revolving Facility is not forecast to be drawn in the period to February 2022 and therefore no covenant tests are expected to apply.

The Group manages solvency and liquidity as part of its budgeting and performance management. The Group's forecasting and planning cycle consists of a budget and a long-range plan which are used to generate income statement and cash flow projections. The cash flow projections also forecast the headroom on the Group's undrawn Revolving Facility and expected net leverage. Actual and forecast liquidity are reviewed at least weekly by the Group's working capital management group, which reports to the Chief Financial Officer.

Also in assessing liquidity, the board considered the reported net current liability position of $246.5 million at 31 October 2020. This is the result of $981.4 million of advance billing for services which is required to be recognised as a contract liability. The cost of delivering these services is fully included in the Group's forecasting and sensitivities.

COVID-19 and sensitivity
In assessing going concern the Group has estimated the financial impact of severe but plausible scenarios, which take into account the Group's principal risks, impacting both revenue and Adjusted EBITDA, including a greater than forecast level of exceptional expenditure to complete the Group's IT implementation being incurred. The impact of COVID-19 on Group's cash flow in the current year has been limited however the severe but plausible scenarios reflect a wider macro-economic impact from COVID-19 continuing for the entire 12 month going concern assessment period to February 2022. This stress testing confirmed that existing projected cash flows and cash management activities provide us with significant headroom over the going concern assessment period. In addition under the severe but plausible scenarios, there is no point at which the Group would likely need to draw upon the Revolving Facility in the period to February 2022 and therefore no covenant test would be expected to apply.

Conclusion
Having performed the assessments discussed above, the directors considered it appropriate to adopt the going concern basis of accounting when preparing the Consolidated and Company financial statements. This assessment covers the period to February 2022, which is consistent with the FRC guidance.

B Consolidation
The financial statements of the Group comprise the financial statements of the Company and entities controlled by the Company and its subsidiaries prepared at the consolidated statement of financial position date.

Subsidiaries
Subsidiaries are entities controlled by the Group. The Group has control over an entity where the Group is exposed to, or has rights to, variable returns from its involvement within the entity and it has the power over the entity to effect those returns. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing control. Control is presumed to exist when the Group owns more than half of the voting rights (which does not always equal percentage ownership) unless it can be demonstrated that ownership does not constitute control. The results of subsidiaries are consolidated from the date on which control passes to the Group. The results of disposed subsidiaries are consolidated up to the date on which control passes from the Group.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, with costs directly attributable to the acquisition being expensed. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill.

Where new information is obtained within the "measurement period" (defined as the earlier of the period until which the Group receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable, or one year from the acquisition date) about facts and circumstances that existed as at the acquisition date and, if known, would have affected the measurement of the amounts recognised as of that date, the Group recognises these adjustments to the acquisition balance sheet with an equivalent offsetting adjustment to goodwill. Where new information is obtained after this measurement period has closed, this is reflected in the post-acquisition period.

For partly owned subsidiaries, the allocation of net assets and net earnings to outside shareholders is shown in the line "Attributable to non-controlling interests" on the face of the consolidated statement of comprehensive income and the consolidated statement of financial position.

Inter-company transactions, balances and unrealised gains on transactions between Group companies are eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

C Assets held for sale and discontinued operations
A Non-current asset (or disposal group) is classified as held for sale if the Group will recover the carrying amount principally through a sale transaction rather than through continuing use. A Non-current asset (or disposal group) classified as held for sale is measured at the lower of its carrying amount and fair value less costs to sell. If the asset (or disposal group) is acquired as part of a business combination it is initially measured at fair value less costs to sell. Assets and liabilities of disposal groups classified as held for sale are shown separately on the face of the balance sheet.

The results of discontinued operations are shown as a single amount on the face of the Consolidated statement of comprehensive income comprising the post-tax profit or loss of discontinued operations and the post-tax gain or loss recognised either on measurement to fair value less costs to sell or on the disposal of the discontinued operation. The Consolidated statement of cash flows has been presented including the discontinued operations.

D Revenue recognition
The Group follows the principle-based five-step model in IFRS 15 and recognises revenue on transfer of control of promised goods or services to customer when, or as the performance obligation is satisfied at an amount that reflects the consideration, which the Group expects to be entitled in exchange for those goods, or services. Customer contracts can include combinations of goods and services, which are generally capable of being distinct and accounted for as separate performance obligations. Typically, a license deal includes support, a separate performance obligation consisting of: call in assistance and when-and-if available updates. The right to get assistance and updates is not mandatory to use the license. Contracts may also include professional services, which primarily comprise installation, implementation, configuration, advisory services and staff augmentation; these services are available both from the Group and other external service providers. All software is considered off-the-shelf and most services make use of existing configuration functionality and do not modify or customise the source code within the products, nor do they create custom software. The professional service personalise the software to the customer's requirements and preferences. Customers can benefit from both the software on its own and the subsequent services, individually and together. On this basis, the Group concludes that services are typically distinct from licenses and constitute a separate performance obligation, although this is also assessed on an individual contract basis.

Revenue is allocated to the various performance obligations on a relative stand-alone selling price ("SSP") basis.

On an on-going basis, the Group utilises available data points based on relevant historical transactions, to establish the observable stand-alone selling prices to be used in allocating transaction consideration. For observable stand-alone sales a reasonable range of prices will be determined to represent the stand-alone selling price of that performance obligation. Given the highly variable selling price of licenses, the Group has not established SSP for licenses. When SSP is established for the undelivered performance obligations (typically maintenance and professional services), the residual approach is used to allocate the transaction price to the delivered licenses.

For performance obligations where observable stand-alone sales are not available, SSP will be estimated using the following methods in the order set out below:

- Market price
- Expected cost plus a margin
- Residual approach

The Group recognises revenues from sales of software Licences (including Intellectual Property and Patent rights) to end-users, resellers and Independent Software Vendors ("ISV"), software maintenance,  Software as a Service ("SaaS"), technical support, training and professional services. ISV revenue includes fees based on end usage of ISV applications that have our software embedded in their applications.

Software licence revenue is the sale of right to use the software on customer premises and is recognised at a point in time when the software is made available to the customer and/or reseller (i.e. when control of the asset is transferred and the performance obligation is satisfied). Licence revenue is considered right to use as the customer receives the right to download and use the software. The Group enters into licence verification arrangements, for customers who are not in compliance with their contractual licence and/or maintenance terms, by agreeing a one-off settlement fee. If more than one performance obligation can be identified in the contract, revenue is allocated to each performance obligation, otherwise the Group policy is to recognise as licence revenue. The allocation of revenue does not impact the timing of revenue recognition in these deals, given the performance obligation(s) have already been fulfilled, but will impact the presentation of revenue recognised during the period, (as licence or licence and maintenance).

For SaaS arrangements where customers access the functionality of a hosted software over the contract period without taking possession of the software, and performance obligations are provided evenly over a defined term, the Group recognises revenue over the period in which the subscriptions are provided as the service is delivered, generally on a straight-line basis.

In SaaS arrangements where the customer has the contractual right to take possession of the software at any time during the contractual period without significant penalty and the customer can operate, or contract with another vendor to operate the software, the Group evaluates whether the arrangement includes the sale of a software licence. In SaaS arrangements where software licences are sold, licence revenue is generally recognised at a point in time when control of the software is transferred to the customer.

Maintenance revenue is recognised on a straight-line basis over the term of the contract, which in most cases is one year.

For time and material-based professional services contracts, the Group recognises revenue as services are rendered. The Group recognises revenue from fixed-price professional services contracts as work progresses over the contract period on a percentage of completion basis, as determined by the percentage of labour costs incurred to date compared to the total estimated labour costs of a contract. Estimates of total project costs for fixed-price contracts are regularly reassessed during the life of a contract. Service costs are expensed as incurred; amounts collected prior to satisfying the above conditions are shown as contract liabilities.

Where consideration is received in advance of satisfying the performance obligation and the performance obligation will be satisfied within one year of receipt of the consideration no significant financing component is recognised. The majority of the Group's SaaS and maintenance contracts are for periods of one year. In addition, for multiyear contracts where consideration is received in advance, the purpose of the upfront billing is not for the Group to obtain financing, rather to avoid the administrative tasks of subsequent invoicing, cash collection and risk of cancellation.

Rebates paid to resellers as part of a contracted program are accounted for as a reduction of the transaction price and netted against revenue where the rebate paid is based on the achievement of sales targets made by the partner. If the Group receives an identifiable good or service from the reseller that is separable from the sales transaction and for which fair value can be reasonably estimated, the Group accounts for the purchase of the good or service in the same way that it accounts for other purchases from suppliers.

E Contract-related costs
The Group capitalises the costs of obtaining a customer contract when they are incremental and, if expected to be recovered, they are amortised over the customer life or pattern of revenue for the related contract.

Normally sales commissions paid for customer contract renewals are not commensurate with the commissions paid for new contracts.  It follows that the commissions paid for new contracts also relate to expected future renewals of these contracts. Accordingly, the Group amortises sales commissions paid for new customer contracts on a straight-line basis over the expected customer life, based on expected renewal frequency.  The current average customer life is 5 years.  If the expected amortisation period is one year or less the costs are expensed when incurred.

Amortisation of the capitalised costs of obtaining customer contracts is classified as sales and marketing expense. Capitalised costs from customer contracts are classified as non-financial assets in our statement of financial position.

F Cost of sales
Cost of sales includes costs related to the amortisation of product development costs, amortisation of acquired technology intangibles, costs of the consulting business and helpline support and royalties payable to third parties.

G Segment reporting
In accordance with IFRS 8, "Operating Segments", the Group has derived the information for its segmental reporting using the information used by the Chief Operating Decision Maker ("CODM"), defined as the Operating Committee. The segmental reporting is consistent with those used in internal management reporting and the measure used by the Operating Committee is Adjusted EBITDA as set out in note 1.

H Exceptional items
Exceptional items are those significant items, which are separately disclosed by virtue of their size, nature or incidence to enable a full understanding of the Group's financial performance. In setting the policy for exceptional items, judgement is required to determine what the Group defines as "exceptional". The Group considers whether an item is exceptional in nature if it is material, non-recurring or does not reflect the underlying performance of the business. Exceptional items are allocated to the financial statement lines (for example: cost of sales) in the Consolidated statement of comprehensive income based on the nature and function of the costs, for example restructuring costs related to employees are classified where their original employment costs are recorded.

Management of the Group first evaluates Group strategic projects such as acquisitions, divestitures and integration activities, Group restructuring and other one-off events such as restructuring programmes. In determining whether an event or transaction is exceptional, management of the Group considers quantitative and qualitative factors such as its expected size, precedent for similar items and the commercial context for the particular transaction, while ensuring consistent treatment between favourable and unfavourable transactions impacting revenue, income and expense. Examples of transactions which may be considered of an exceptional nature include major restructuring programmes, cost of acquisitions, the cost of integrating acquired businesses, gains on the disposal of discontinued operations or impairment charges recognised against goodwill.

I Employee benefit costs

a) Pension obligations and long-term pension assets
The Group operates various pension schemes, including both defined contribution and defined benefit pension plans. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. A defined benefit plan is a pension plan that is not a defined contribution plan.

For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognised as an employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement or termination. This is usually dependent on one or more factors such as age, years of service and compensation.

The liability recognised in the consolidated statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. Certain long-term pension assets do not meet the definition of plan assets as they have not been pledged to the plan and are subject to the creditors of the Group. Such assets are recorded separately in the consolidated statement of financial position as long-term pension assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that have terms to mature approximating to the terms of the related pension obligation.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise. Past-service costs are recognised immediately in income.

The current service cost of the defined benefit plan, recognised in the Consolidated statement of comprehensive income in employee benefit expense, except where included in the cost of an asset, reflects the increase in the defined benefit obligation resulting from employee service in the current year, benefit changes, curtailments and settlements.

a) Pension obligations and long-term pension assets continued
The net interest cost is calculated by applying the discount rate to the net balance of the defined benefit obligation and the fair value of plan assets. This cost is included in finance costs in the Consolidated statement of comprehensive income.

Long-term pension assets relate to the reimbursement right under insurance policies held in the Group with guaranteed interest rates that do not meet the definition of a qualifying insurance policy as they have not been pledged to the plan and are subject to the creditors of the Group. Such reimbursement rights assets are recorded in the Consolidated statement of financial position as long-term pension assets. These contractual arrangements are treated as financial assets measured at fair value through other comprehensive income. Gains and losses on long-term pension assets are charged or credited to equity in other comprehensive income in the period in which they arise.

b) Share based compensation
The Group operated various equity-settled, share-based compensation plans during the period.

The fair value of the employee services received in exchange for the grant of the shares or options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the shares or options granted. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. Market vesting conditions are taken into account when determining the fair value of the options at grant date. At each Consolidated statement of financial position date, the Group revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the Consolidated statement of comprehensive income, and a corresponding adjustment to equity over the current reporting period.

The shares are recognised when the options are exercised and the proceeds received allocated between ordinary shares and share premium account. Fair value is measured using the Black-Scholes pricing model. The expected life used in the model has been adjusted, based on management's best estimate for the effects of non-transferability, exercise restrictions and behavioural considerations. The Additional Share Grants have been valued using the Monte-Carlo simulation pricing model.

When the terms of an equity-settled award are modified, the minimum expense recognised is the grant date fair-value of the unmodified award, provided the original terms of the award are met. An additional expense, measured as at the date of modification, is recognised for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee.

The social security contributions payable in connection with the grant of the share options is considered an integral part of the grant itself, and the charge is treated as a cash-settled transaction.

J Foreign currency translation

a) Functional and presentation currency
The presentation currency of the Group is US dollars. Items included in the financial statements of each of the Group's entities are measured in the functional currency of each entity.

b) Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the Consolidated statement of comprehensive income within administrative expenses.

Non-monetary items that are measured in terms of historical costs in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments (including purchased intangible assets) to the carrying amounts of assets and liabilities arising on the acquisition are treated as assets and liabilities of the foreign operation and translated at the closing rate.

On consolidation, the results and financial position of all the Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

i)       Assets and liabilities for each Consolidated statement of financial position presented are translated at the closing rate at the date of that Consolidated statement of financial position;

ii)      Income and expenses for each Consolidated statement of comprehensive income item are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

iii)     All resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities are taken to other comprehensive income.

Goodwill arising before 1 May 2004 is treated as an asset of the Company and expressed in the Company's functional currency.

c) Exchange rates
The most important foreign currencies for the Group are: Pounds Sterling, the Euro, Canadian Dollar, Israeli Shekel and Japanese Yen and in the year ended 31 October 2020 also the Indian Rupee and Chinese Yuan. The exchange rates used are as follows:

	Year ended 31 October 2020		Year ended 31 October 2019
	Average	Closing	Average	Closing
£1 = $	1.28	1.30	1.27	1.29
€1 = $	1.13	1.17	1.12	1.12
C$ = $	0.74	0.75	0.75	0.76
ILS = $	0.29	0.29	0.28	0.28
INR = $	0.01	0.01	n/a	n/a
CNY = $	0.14	0.15	n/a	n/a
100 JPY = $	0.93	0.96	1.10	1.08

K Intangible assets

a) Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is tested annually for impairment or whenever there is an indication that the asset may be impaired. Goodwill  is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to cash-generating units for the purpose of impairment testing. Each of those cash-generating units represents the Group's investment in each area of operation by each primary reporting segment.

Where goodwill has been allocated to a cash-generating unit (CGU) and part of the operation within that unit is classified as held for sale, the goodwill associated with the held-for-sale operation is measured based on the relative values of the held-for-sale operation and the portion of the cash-generating unit retained.

b) Computer software
Computer software licences are capitalised on the basis of the costs incurred to acquire and bring into use the specific software. These costs are amortised using the straight-line method over their estimated useful lives of three to seven years for perpetual license or based on the agreement for term license.

c) Research and development
Research expenditure is recognised as an expense as incurred in the Consolidated statement of comprehensive income in research and development expenses. Costs incurred on product development projects relating to the developing of new computer software programmes and significant enhancement of existing computer software programmes are recognised as intangible assets when it is probable that the project will be a success, considering its commercial and technological feasibility, and costs can be measured reliably. Only direct costs are capitalised which are the software development employee costs and third-party contractor costs. Product development costs previously recognised as an expense are not recognised as an asset in a subsequent period.

Product development costs are amortised from the commencement of the commercial production of the product on a straight-line basis over the period of its expected benefit, typically being three years, and are included in costs of sales in the consolidated statement of comprehensive income.

d) Intangible assets - arising on business combinations
Other intangible assets that are acquired by the Group as part of a business combination are recognised at their fair value at the date of acquisition, and are subsequently amortised. Amortisation is charged to the Consolidated statement of comprehensive income on a straight-line basis over the estimated useful life of each intangible asset. Intangible assets are amortised from the date they are available for use. The estimated useful lives, determined at the acquisition date, will vary for each category of asset acquired and to date are as follows:

Purchased software                         Term licence agreement based, generally three to seven years
Technology                                     Three to 12 years
Trade names                                    Three to 20 years
Customer relationships                   Two to 15 years

Amortisation of purchased software intangibles is included in administrative expenses, amortisation of purchased technology intangibles is included in cost of sales and amortisation of acquired purchased trade names and customer relationships are included in selling and distribution costs in the Consolidated statement of comprehensive income.

L Property, plant and equipment
All property, plant and equipment is stated at historical cost less accumulated depreciation and impairment. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance expenditures are charged to the consolidated statement of comprehensive income during the financial year in which they are incurred. Depreciation is calculated using the straight-line method to write off the cost of each asset to its residual value over its estimated useful life as follows:

Buildings                                          30 years
Leasehold improvements                 Three to 10 years (not exceeding the remaining lease period)
Fixtures and fittings                         Two to seven years
Computer equipment                       One to five years

Freehold land is not depreciated. The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each Consolidated statement of financial position date. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount. Gains and losses on disposals are determined by comparing the disposal proceeds with the carrying amount and are included in the Consolidated statement of comprehensive income.

Property held for sale is measured at the lower of its carrying amount or estimated fair value less costs to sell.

M Impairment of non-financial assets
Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment or whenever there is an indication that the asset may be impaired. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows being cash-generating units. Any non-financial assets other than goodwill which have suffered impairment are reviewed for possible reversal of the impairment at each reporting date. Assets that are subject to amortisation and depreciation are also reviewed for any possible impairment at each reporting date.

N Trade receivables
Trade receivables are initially recognised at fair value and subsequently measured at amortised cost less provisions for impairment based upon an expected credit loss methodology. The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables. A provision of the lifetime expected credit loss is established upon initial recognition of the underlying asset and are calculated using historical account payment profiles along with historical credit losses experienced. The loss allowance is adjusted for forward looking factors specific to the debtor and the economic environment. The amount of the provision is the difference between the asset's carrying amount and the present value of the probability weighted estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the Consolidated statement of comprehensive income.

O Cash and cash equivalents
Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the Consolidated statement of financial position.

P Borrowings
Borrowings are recognised initially at fair value, net of transaction costs incurred. Subsequent to initial recognition, interest bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the Consolidated statement of comprehensive income over the period of borrowing on an effective interest basis.

Q Leases
As disclosed in W 'Adoption of new and revised International Financial Reporting Standards' below, the Group applied IFRS 16 "Leases" using the modified retrospective approach and therefore the comparative information has not been restated and continues to be reported under IAS 17 and IFRIC 4. The detailed accounting policies under IAS 17 and IFRIC 4 are disclosed separately; key differences between IFRS 16 and IAS 17 and IFRIC 4 are described in W 'Adoption of new and revised International Financial Reporting Standards'.

Lease accounting policy under IFRS 16

As a lessee
When the Group leases an asset a 'right-of-use asset' is recognised for the leased item and a lease liability is recognised for any lease payments due over the lease term at the lease commencement date. The right-of-use asset is initially measured at cost, being the present value of the lease payments paid or payable, plus any initial direct costs incurred in entering the lease and less any lease incentives received.

Right-of-use assets are depreciated on a straight-line basis from the commencement date to the earlier of the end of the asset's useful life or the end of the lease term. The lease term is the non-cancellable period of the lease plus any periods for which the Group is 'reasonably certain' to exercise any extension options. The useful life of the asset is determined in a manner consistent to that for owned property, plant and equipment described in L above. If right-of-use assets are considered to be impaired, the carrying value is reduced accordingly.

Lease liabilities are initially measured at the value of the lease payments that are not paid at the commencement date and are usually discounted using the incremental borrowing rates of the Group for the relevant portfolio (the rate implicit in the lease is used if it is readily determinable). Lease payments included in the lease liability include both fixed payments and in-substance fixed payments during the term of the lease.

After initial recognition, the lease liability is recorded at amortised cost using the effective interest method. It is re-measured when there is a change in future lease payments arising from a change in an index or rate (e.g. an inflation related increase) or if the Group's assessment of the lease term changes; any change in the lease liability as a result of these changes also results in a corresponding change in the recorded right-of-use asset.

As a lessor
Where the Group is a lessor, it determines at inception whether the lease is a finance or an operating lease. When a lease transfers substantially all the risks and rewards of ownership of the underlying asset then the lease is a finance lease; otherwise, the lease is an operating lease.

Where the Group is an intermediate lessor, the interest in the head lease and the sub-lease is accounted for separately and the lease classification of a sub-lease is determined by reference to the right-of-use asset arising from the head lease.

Income from operating leases is recognised on a straight-line basis over the lease term. Income from finance leases is recognised in full at lease commencement.

Lease policy in the prior periods under IAS 17 and IFRIC 4
A lease is classified at the inception date as a finance lease or an operating lease. A lease that transfers substantially all the risks and rewards incidental to ownership to the Group is classified as a finance lease.

Finance leases are capitalised at the commencement of the lease at the inception date fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognised in finance costs in the Consolidated statement of comprehensive income.

A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

An operating lease is a lease other than a finance lease. Operating lease payments are recognised as an operating expense in the statement of profit or loss on a straight-line basis over the lease term.

Operating sub-lease income is recorded as operating income on a straight-line basis over the sub-lease term.

R Taxation
Current and deferred tax are recognised in the Consolidated statement of comprehensive income, except when the tax relates to items charged or credited directly to equity, in which case the tax is also dealt with directly in equity.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss, it is not accounted for. Deferred tax liabilities are not recognised if they arise from the initial recognition of goodwill. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the Consolidated statement of financial position date and are expected to apply when the related deferred income tax asset is realised, or the deferred income tax liability is settled. Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset where there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Current tax is recognised based on the amounts expected to be paid or recovered under the tax rates and laws that have been enacted or substantively enacted at the Consolidated statement of financial position date.

S Ordinary shares, share premium and dividend distribution
Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Dividend distributions to the Company's shareholders are recognised as a liability in the Group's financial statements in the period in which the dividends are approved by the Company's shareholders. Interim dividends are recognised when they are paid.

T Derivative financial instruments and hedge accounting
Financial assets and liabilities are recognised in the Group's Consolidated statement of financial position when the Group becomes a party to the contractual provision of the instrument. Trade receivables are non-interest bearing and are initially recognised at fair value and subsequently measured at amortised cost less provisions for impairment based upon an expected credit loss methodology. Trade payables are non-interest bearing and are stated at their fair value. Derivative financial instruments are only used for economic hedging purposes and not as speculative investments.

The Group uses derivative financial instruments, such as interest rate swaps, to hedge its interest rate risks. Such derivative financial instruments are initially recognised at fair value on the date on which the contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Non-derivative financial instruments, such as Euro borrowings, have also been designated as hedges for Net investments in foreign operations. Hedges of a net investment in a foreign operation are accounted for similarly to cash flow hedges.

Hedge accounting is permitted under certain circumstances provided the following criteria are met:

●     At inception of the hedge, the documentation must include the risk management objective and strategy for undertaking the hedge, identification of the hedging instrument, the hedged item, the nature of the risk being hedged and how the entity will assess the hedging instrument's effectiveness. Such hedges are expected to be effective in achieving offsetting changes in cash flows and are assessed on an on-going basis to determine the level of effectiveness.

●     The measurement of effectiveness determines the accounting treatment. For effective results, changes in the fair value of the hedging instrument should be recognised in other comprehensive income, while any material ineffectiveness should be recognised in the statement of comprehensive income. If effectiveness testing is not satisfactorily completed, all fair value movements on the hedging instrument should be recorded in the Consolidated statement of comprehensive income. The IFRS 9 hedge accounting requirements are applicable to the interest swaps and net investment hedges that have been designated for hedge accounting.

Hedge accounting is ceased prospectively if the instrument expires or is sold, terminated or exercised; the hedge criteria are no longer met or the forecast transaction is no longer expected to occur.

U Provisions
Provisions for onerous contracts, property restoration costs, restructuring costs and legal claims are recognised when the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognised as an interest expense.

V Contingent Liabilities
Contingent liabilities are possible obligations that arise from past events and whose existence will be confirmed only by uncertain future events or present obligations that arise from past events where the transfer of economic resources is uncertain or cannot be reliability estimated. Contingent liabilities are not recognised in the consolidated financial statements, except if they arise from a business combination; they are disclosed in the notes to the consolidated financial statements unless the likelihood of an outflow of economic resources is remote.

W Adoption of new and revised International Financial Reporting Standards

Other than as described below, the accounting policies, presentation and methods of calculation adopted are consistent with those of the Annual Report and Accounts for the year ended 31 October 2019, apart from standards, amendments to or interpretations of published standards adopted during the period.

The following standards, interpretations and amendments to existing standards are now effective and have been adopted by the Group. The impacts of applying these policies, except for IFRS 16 "Leases", which is covered in further detail below, are not considered material:

-       IFRIC 23, "Uncertainty over Income Tax Treatments".

-       Amendments to IAS 28 Investments in Associates and Joint Ventures - "Long-term Interests in Associates and Joint Ventures", clarifies that IFRS 9 "Financial instruments" applies.

-       Amendments to IAS 19 "Employee Benefits".

-       Annual Improvements 2017 includes amendments to IFRS 3, "Business combinations", IFRS 11 "Joint arrangements" and IAS 12 Income taxes.

IFRS 16 "Leases"

IFRS 16 "Leases" establishes the principles that an entity should apply to report useful information to the uses of the financial statements about the nature, amount, timing and uncertainty of leases and cash flows associated with leases. Application of this standard was mandatory for annual reporting periods starting from 1 January 2019 onwards and was adopted by the Group on 1 November 2019. The standard replaced IAS 17 "Leases" and IFRC 4 "Determining whether an Arrangement contains a lease". Key changes to the accounting policy previously applied and the impact of adoption this on the financial statement at 1 November 2019 are described below. The Group's new IFRS 16 accounting policy and previous lease accounting policy under IAS 17 "Leases" are disclosed in Q above.

IFRS 16 "Leases" was adopted with the cumulative retrospective impact reflected as an adjustment to equity on the date of adoption and therefore the comparative information has not been restated and continues to be reported under IAS 17 and IFRIC 4. The Group has applied the following expedients in relation to the adoption of IFRS 16:

●  Arrangements were not reassessed to determine whether they are, or contained, a lease at 1 November 2019. Instead, the Group has applied IFRS 16 to leases that had previously been identified as leases under IAS 17 "Leases" and IFRIC 4 "Determining whether an arrangement contains a lease";

●   Where there is a group of leases with reasonably similar characteristics, a single discount rate has been applied to each lease portfolio;

●  The Group impaired the right-of-use asset recognised on adoption by the value of the provisions for onerous leases held under IAS 37 "Provisions, Contingent Liabilities and Contingent Assets" at 31 October 2019 instead of performing a new impairment review for those leases at 1 November 2019;

●   The Group excluded initial direct costs from the measurement of the right-of-use asset at 1 November 2019;

●   Where the Group measured right-of-use asset as if IFRS 16 had been applied since the inception of the lease, the Group applied hindsight in assessing extension or termination options; and

●    Where the Group measured the right-of-use asset at an amount equal to the lease liability at 1 November 2019 lease prepayments and accruals previously recognised under IAS 17 at 31 October 2019 were added to and deducted from, respectively, the value of the right-of-use assets on adoption.

The key differences between the Group's IAS 17 accounting policy (the 'previous policy' which is disclosed in Q above) and the Group's IFRS 16 accounting policy (which is also provided in Q above), as well as the primary impacts of applying IFRS 16 in the current financial period are disclosed  below.

Primary impacts of applying the IFRS 16 accounting policy
The primary impacts on the Group's financial statements, and the key causes of the movements recorded in the consolidated statement of financial position on 1 November 2019 (page 41), as a result of applying the IFRS 16 ('current') accounting policy in place of the previous policy are:

●    Under IAS 17, lessees were classified leases as either operating or finance leases. Operating lease costs were expensed on a straight-line basis over the period of the lease. Finance leases resulted in the recognition, in the statement of financial position, of an asset and a corresponding liability for lease payments, at present value. Under IFRS 16 all lease agreements give rise to the recognition of a 'right-of-use asset' representing the right to use the leased item and a liability for any future lease payments over the 'reasonably certain' period of the lease, which may include future lease periods for which the Group has extension options;

●    Lessee accounting under IFRS 16 is similar to finance lease accounting for lessees under IAS 17; lease costs are recognised in the form of depreciation of the right-of-use asset and interest on the lease liability. The incremental borrowing rate of the Group for that lease portfolio is generally used for discounting, although the interest rate implicit in the lease is used when it is readily determinable. Interest charges will typically be higher in the early stages of a lease and will reduce over the term. Lease interest costs are recorded in financing costs and associated cash payments are classified as financing cash flows in the Group's cash flow statement;

●     Under IFRS 16 cash inflows from operating activities and payments classified within cash flow from financing activities both increase, as payments made at both lease inception and subsequently are characterised as repayments of lease liabilities and interest. Under IAS 17 operating lease payments were treated as an operating cash outflows. Net cash flow is not impacted by the change in policy; Lessor accounting under IFRS 16 is similar to IAS 17. The only substantive change is that when the Group sub-leases right-of-use assets it classifies the lease out as either operating or finance leases by reference to the terms of head lease contract whereas under IAS 17 the classification was determined by reference to the underlying asset leased out. This has resulted in additional finance leases ('net investment in leases') being recognised under IFRS 16 as the Group only acts as a lessor in relation to under-utilised property leases;

The expedients applied at adoption noted above have resulted in the following changes;

●          reclassifications of lease-related prepayments and accruals at 1 November 2019 to the right-of-use assets where the Group has measured the right-of-use at an amount equal to the liability.

●          release of lease-related prepayments and accruals at 1 November 2019 against retained earnings where the Group has measured the right-of-use asset as if IFRS 16 had been applied since inception of the lease.

●           re-classification of onerous leases provisions at 1 November 2019 to the right-of-use assets. Provisions remain for any onerous non-rental contracts related to these properties.

During the year ended 31 October 2019, a rental expense of $65.9m was charged for operating leases and depreciation and interest of $15.9m was charged for finance leases. During the year ended 31 October 2020, depreciation of $76.9m and interest of $13.2m has been charged in relation to all leases.

Adoption judgements
In adopting, and in the ongoing application of, IFRS 16 judgements and estimates were made in relation to the grouping of leases for the purpose of assigning a discount rate and in calculating the discount rates. These judgements and estimates were significant for the Group's IFRS 16 adoption activities but are not considered critical accounting estimates or judgements for the Group as they are not considered to have a significant effect on the amounts recognised in the Group's financial statements.

Transition disclosures
The weighted average incremental borrowing rate applied to the Group's lease liabilities recognised in the balance sheet at 1 November 2019 is 4.7%.

The Group's undiscounted operating lease commitments at 31 October 2019 were $301.2m; the most significant differences between the IAS 17 lease commitments and the lease liabilities recognised on transition to IFRS 16 are set out below:

$m
Operating lease commitments under IAS 17	301.2
Committed leases not commenced1	(0.3)
Cost of reasonably certain extensions1	1.3
Subtotal	302.2
Effect of discounting on payments included in the calculation of the lease liability (excluding finance lease balances)	(32.4)
Subtotal	269.8
Other2	23.5
Lease liability opening balance to be reported as at 1 November 2019 (IFRS 16)	293.3
1.                     Undiscounted.

2.                     Includes Finance lease liabilities already reported under IAS 17.

The impact of the adoption of IFRS 16 on the consolidated statement of financial position at 1 November 2019 is set out below.

	31 October 2019	Impact of adoption of IFRS 16	1 November 2019
	$m	$m	$m
Non-current assets
Goodwill	6,671.3	-	6,671.3
Other intangible assets	5,942.3	(1.8)	5,940.5
Property, plant and equipment	140.5	(25.4)	115.1
Right-of-use assets	-	253.4	253.4
Long term pension assets	17.1	-	17.1
Contract-related costs	31.5	-	31.5
Other non-current assets	44.0	7.7	51.7
	12,846.7	233.9	13,080.6
Current assets
Inventories	0.1	-	0.1
Trade and other receivables	1,032.9	0.3	1,033.2
Contract-related costs	19.3	-	19.3
Current tax receivables	40.1	-	40.1
Cash and cash equivalents	355.7	-	355.7
	1,448.1	0.3	1,448.4
Total assets	14,294.8	234.2	14,529.0

Current liabilities
Trade and other payables	611.0	1.4	612.4
Lease obligations	11.8	74.7	86.5
Provisions	29.3	(4.3)	25.0
Current tax liabilities	104.0	-	104.0
Contract liabilities	1,045.9	-	1,045.9
	1,802.0	71.8	1,873.8
Non-current liabilities
Contract liabilities	149.9	-	149.9
Borrowings	4,670.7	-	4,670.7
Lease obligations	11.7	195.1	206.8
Derivative liability	36.5	-	36.5
Retirement benefit obligations	141.4	-	141.4
Provisions	49.1	(12.4)	36.7
Other non-current liabilities	50.4	(10.1)	40.3
Current tax liabilities	119.7	-	119.7
Deferred tax liabilities	987.1	(1.8)	985.3
	6,216.5	170.8	6,387.3
Total liabilities	8,018.5	242.6	8,261.1
Net assets	6,276.3	(8.4)	6,267.9
Capital and reserves
Share capital	47.2	-	47.2
Share premium account	44.0	-	44.0
Merger reserve	1,739.8	-	1,739.8
Capital redemption reserve	2,485.0	-	2,485.0
Hedging reserve	(29.6)	-	(29.6)
Retained earnings	2,250.7	(8.4)	2,242.3
Foreign currency translation deficit	(262.1)	-	(262.1)
Total equity attributable to owners of the parent	6,275.0	(8.4)	6,266.6
Non-controlling interests	1.3	-	1.3
Total equity	6,276.3	(8.4)	6,267.9

Interpretations and amendments
The following interpretations and amendments to existing standards are not yet effective and have not been adopted early by the Group:

Effective for periods commencing after 1 January 2020/2021

-       Amendments to References to the Conceptual Framework in IFRS Standards - Amendments to IFRS 2, IFRS 3, IFRS 6, IFRS 14, IAS 1, IAS 8, IAS 34, IAS 37, IAS 38, IFRIC 12, IFRIC 19, IFRIC 20, IFRIC 22, and SIC-32 to update those pronouncements with regard to the revised the Conceptual Framework, effective for accounting periods beginning after 1 January 2020. EU endorsed 29 November 2019.

-       Amendments to IFRS 3 Business Combinations, effective 1 January 2020 clarify the definition of a business in acquisitions. EU 15 January 2020.

-       Amendments to IAS1 and IAS 8: guidance on the definition of material, effective 1 January 2020 and endorsed by the EU on 29 November.

-       Amendments to IFRS9, IAS 39, IFRS 7, IFRS 16 and IFRS 4: Interest rate benchmark reforms. Phase 1 effective 1 January 2020 and EU endorsed covers hedge accounting impacts and discontinuance exemptions, while Phase 2 effective January 2021 covers further disclosures on transition to a new benchmark, EU endorsed 14 January 2021.

Effective for periods commencing after 1 January 2022:

-       Annual Improvements cycle 2018-2020 includes relevant amendments clarifying capitalisation of transaction fees/ inclusion of specific fees in modification/extinguishment test within  IFRS 9 Financial Instruments, subject to EU endorsement. Other included improvement in IFRS 1 (First time adoption) and IAS 41 (agriculture) are not applicable to the Group.

-       Amendments to IFRS 3 Business combinations, IAS 16 Property, Plant and equipment and IAS 37 Provisions, Contingent assets and Contingent Liabilities are all subject to EU endorsement.

-       Amendments to IAS 37 Provisions, Contingent assets and liabilities - guidance on costs in fulfilling onerous contracts, subject to EU endorsement.

Effective for periods commencing after 1 January 2023, all subject to EU endorsement:

-       Amendments to IAS 1, Presentation of Financial Statements. Amendment is presentational relates to the classification of liabilities current and non-current.

-       Amendments to IFRS 17, Insurance contracts. Rent concessions is not relevant for the Group.

The impact of the amendments and interpretations listed above are not expected to have a material impact on the consolidated financial statements.

II Critical accounting estimates, assumptions and judgements

In preparing the consolidated financial statements, the Group has made its best estimates and judgements of certain amounts included in the financial statements, giving due consideration to materiality. The Group regularly reviews these estimates and updates them as required. The Group has reviewed its critical accounting estimates, assumptions and judgements considering the impact of COVID-19 and no new critical accounting estimates, assumptions and judgements were identified. COVID-19 has increased the level of uncertainty in making the estimations required in relation to the potential impairment of goodwill and other intangibles assets and retirement benefit obligations. Sensitivity analysis of these estimates, including the impact of COVID-19, are included in note 7 "Goodwill" and note 9 "Pension commitments". COVID-19 has been assessed as having no material impact on the remaining critical estimates, assumptions and judgements disclosed below. Following the adoption of IFRS 16 "Leases" in the current year lease term has been determined as being a critical accounting judgement.

Actual results could differ from these estimates. Unless otherwise indicated, the Group does not believe that there is a significant risk of a material change to the carrying value of assets and liabilities within the next financial year related to the accounting estimates and assumptions described below. The Group considers the following to be a description of the most significant estimates and judgements, which require the Group to make subjective and complex judgements and matters that are inherently uncertain.

Critical accounting estimates

A Potential impairment of goodwill and other intangible assets
Each year, or whenever there are changes in circumstances indicating that the carrying amounts may not be recoverable, the Group carries out impairment tests of goodwill and other assets which require estimates to be made of the value in use of its CGU's. These value in use calculations are dependent on estimates of future cash flows including long-term growth rates, the average annual revenue growth rate by product group and an appropriate discount rate to be applied to future cash flows. Further details on these estimates and sensitivity of the carrying value of goodwill to the discount rate, the average annual revenue growth rate by product group and the long-term growth rate are provided in note 7 "Goodwil".

B Retirement benefit obligations
The valuation of retirement benefit obligations is dependent upon a number of assumptions that are estimated at the year end date, including estimates of mortality rates, inflation, salary growth rates and the rate at which scheme liabilities are discounted. Further detail on these estimates and the sensitivity of the carrying value of the defined benefit obligation to these is provided in note 9 "Pension commitments".

Critical accounting judgements

C Revenue recognition
Revenue recognition requires significant use of management judgement to produce financial information. The most significant accounting judgement in applying IFRS 15 are the identification of performance obligations and the determination of the transaction price when the contract contains variable considerations.

Judgement is required to (i) identify each distinct performance obligation requiring separate recognition in a multi element contract (e.g. licence, maintenance, material rights for option to acquire additional products or services at discounted prices), and (ii) allocate the transaction price to the various performance obligations. This judgment impacts the timing of revenue recognition, as certain performance obligations are recognised at a point in time and others are recognised over the life of the contract, as explained in Accounting Policy D " Revenue recognition", and therefore the judgement impacts the quantum of revenue and profit recognised in a period.

D Exceptional item classification
The Group classifies items as exceptional in line with Accounting Policy H " Exceptional items". The classification of these items as an exceptional is a matter of judgement. This judgement is made by management after evaluating each item deemed to be exceptional against the criteria set out within the defined accounting policy.

E Provision for income taxes
The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes including structuring activities undertaken by the Group and the application of complex transfer pricing rules. The Group recognises liabilities for anticipated settlement of tax issues based on judgements of whether additional taxes will be due. Significant issues may take several periods to resolve. In making judgements on the probability and amount of any tax charge, management takes into account:

●          Status of the unresolved matter;
●          Strength of technical argument and clarity of legislation;
●          External advice;
●          Resolution process, past experience and precedents set with the particular taxing authority;
●          Agreements previously reached in other jurisdictions on comparable issues; and
●          Statute of limitations.

Key judgements in the year were related to the EU state aid and UK tax authority challenge in respect of prior periods. Based on their assessment, the directors have concluded that no additional material tax provisions are required with regards to these matters (note 4).

The ultimate tax liability may differ from the amount provided depending on interpretations of tax law, settlement negotiations or changes in legislation.  Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the year in which such determination is made. There is not a significant risk that any estimate associated with the provision for income taxes will result in a material change within the next 12 months.

F Lease term
Where leases include additional optional periods after an initial lease term, significant judgement is required in determining whether these optional periods should be included when determining the lease term. As a lessee, optional periods are included in the lease term if the Group is reasonably certain it will exercise an extension option or will not exercise a termination option; this depends on an analysis by management of all relevant facts and circumstances including the leased asset's nature and purpose, the economic and practical potential for replacing the asset and any plans that the Group has in place for the future use of the asset. Where it is impractical or uneconomic to replace then the Group is more likely to judge that lease extension options are reasonably certain to be exercised.

Where extension options are included in the lease term the greater will be the value of the right-of-use asset and lease liability recognised. The normal approach adopted for lease term by asset class is described below.

The lease terms can vary significantly by type and use of asset and geography. In addition, the exact lease term is subject to the non-cancellable period and rights and options in each contract. Generally, lease terms are judged to be the longer of the minimum lease term and:

●         Up to 5 years for offices, unless the non-cancellable period exceeds this, with optional extension periods only included in leases expiring in the earlier part of this period and where clear plans to extend the leases are already in place; and

●         Up to 3 years for data centres with optional extensions periods, where they exist, included for leases expiring in the next year and for which relocation of the assets located in the data centre is considered uneconomic.

For vehicle leases the minimum lease term, typically 3 to 4 years, is judged to be the lease term. Extension options for vehicles are not considered reasonably certain as the assets are not highly customised or difficult to replace.

1 Segmental reporting

In accordance with IFRS 8, "Operating Segments", the Group has derived the information for its segmental reporting using the information used by the Chief Operating Decision Maker for the purposes of resource allocation and assessment of segment performance. The Chief Operating Decision Maker ("CODM") is defined as the Operating Committee.

For the year ended 31 October 2020, the Operating Committee consisted of the Chief Executive Officer, the Chief Financial Officer, Chief Operating Officer, Chief HR Officer and Vice President Business Operations and the Chief Legal Officer. The Group is organised into a single reporting segment.

The Group's segment under IFRS 8 is:

Micro Focus Product Portfolio - The Micro Focus Product Portfolio segment contains mature infrastructure software products that are managed on a portfolio basis akin to a "fund of funds" investment portfolio. This portfolio is managed with a single product group that makes and maintains the software, whilst the software is sold and supported through a geographic Go-to-Market organisation. The products within the existing Micro Focus Product Portfolio are grouped together into five sub-portfolios based on industrial logic and management of the Micro Focus sub-portfolios: Application Modernisation & Connectivity, Application Delivery Management, IT Operations Management, Security and Information Management & Governance.

The segmental reporting is consistent with that used in internal management reporting and the profit measure used by the Operating Committee is Adjusted EBITDA.

		Year ended 31 October 2020	Year ended 31 October 2019
	Note	$m	$m
Reconciliation to Adjusted EBITDA:
Loss before tax		(2,940.4)	(34.1)
Finance costs		281.6	282.4
Finance income		(2.6)	(26.6)
Depreciation of property, plant and equipment		42.0	66.5
Right-of use asset depreciation		76.9	-
Amortisation of intangible assets		674.1	716.5
Exceptional items (reported in Operating (loss)/profit)	3	3,011.6	294.2
Share-based compensation charge		17.0	68.8
Product development intangible costs capitalised		(16.2)	(16.5)
Foreign exchange credit		29.7	11.3
Adjusted EBITDA		1,173.7	1,362.5

For the reportable segment, the total assets were $11,146.8m (2019: $14,294.8m) and the total liabilities were $7,931.7m (2019: $8,018.5m) as at 31 October 2020.

2 Supplementary information

Analysis by geography
The Group is domiciled in the UK. The Group's total segmental revenue from external customers by geographical location is detailed below:

	Year ended 31 October 2020	Year ended 31 October 2019
	$m	$m
UK	173.0	206.9
USA	1,289.8	1,523.0
Germany	218.7	220.7
Canada	108.0	115.9
France	101.4	123.3
Japan	96.9	108.6
Other	1,013.2	1,050.0
Total	3,001.0	3,348.4

The total of non-current assets other than financial instruments and deferred tax assets as at 31 October 2020 located in the USA is $3,301.0m (31 October 2019: $4,623.0m), the total in the non-USA is $6,304.0m (31 October 2019: $8,192.2m). They exclude trade and other receivables, derivative financial instruments and deferred tax.

2 Supplementary information continued

Analysis of revenue from contracts with customers

	Year ended 31 October 2020	Year ended 31 October 2019
	$m	$m
Revenue from contracts with customers	3,001.0	3,348.4

Being:
Recognised over time:
Maintenance revenue	1,920.8	2,051.6
SaaS & other recurring revenue	245.3	278.9
	2,166.1	2,330.5
Recognised at point in time:
Licence revenue	646.5	800.0
Consulting revenue	188.4	217.9
	834.9	1,017.9

Total Revenue	3,001.0	3,348.4

Analysis of revenue by product
Set out below is an analysis of revenue recognised between the principal product portfolios for the year ended 31 October 2020 with comparatives:

Year ended 31 October 2020:
	Licence	Maintenance	SaaS & other recurring	Consulting	Total
	$m	$m	$m	$m	$m
Application Modernisation & Connectivity	138.6	321.6	-	10.1	470.3
Application Delivery Management	102.0	439.2	73.9	15.9	631.0
IT Operations Management	175.1	559.4	4.6	113.9	853.0
Security	162.6	416.8	33.6	33.1	646.1
Information Management & Governance	68.2	184.2	133.4	15.4	401.2
Subtotal	646.5	1,921.2	245.5	188.4	3,001.6
Deferred revenue haircut	-	(0.4)	(0.2)	-	(0.6)
Total Revenue	646.5	1,920.8	245.3	188.4	3,001.0

Year ended 31 October 2019:
	Licence	Maintenance	SaaS & other recurring	Consulting	Total
	$m	$m	$m	$m	$m
Application Modernisation & Connectivity	170.9	326.1	-	11.7	508.7
Application Delivery Management	130.3	485.4	87.8	18.2	721.7
IT Operations Management	237.5	645.8	11.0	127.5	1,021.8
Security	185.7	416.7	35.0	43.9	681.3
Information Management & Governance	75.6	183.6	145.9	16.6	421.7
Subtotal	800.0	2,057.6	279.7	217.9	3,355.2
Deferred revenue haircut	-	(6.0)	(0.8)	-	(6.8)
Total Revenue	800.0	2,051.6	278.9	217.9	3,348.4

3 Exceptional items

	Year ended 31 October 2020	Year ended 31 October 2019
Reported within Operating (loss)/profit:	$m	$m
Integration costs	152.6	245.9
Acquisition costs	0.2	1.5
Property related costs	15.2	16.3
Severance and legal costs	33.7	32.1
Other restructuring costs	10.7	-
Divestiture	-	2.1
Goodwill impairment	2,799.2	-
Gain on disposal of Atalla	-	(3.7)
Exceptional costs before tax	3,011.6	294.2

Tax effect of exceptional items	(38.7)	(54.3)

Reported within profit from discontinued operation (attributable to equity shareholders of the Company):
Loss/(gain) on disposal of discontinued operation	2.2	(1,458.5)

Exceptional costs/(profit) after tax	2,975.1	(1,218.6)

Exceptional items are allocated to the financial statement lines (for example: cost of sales) in the Consolidated statement of comprehensive income based on the nature and function of the costs, for example restructuring costs related to employees are classified where their original employment costs are recorded.

Integration costs
Integration costs of $152.6m for the year ended 31 October 2020 (2019: $245.9m) reflect the IT design, build and migration onto a single IT platform and a wide range of projects undertaken to conform, simplify and increase efficiency across the business.

Acquisition costs
Acquisition costs of $0.2m in the year ended 31 October 2020 relate to the acquisition of Atar Labs. The  acquisition  costs  of  $1.5m  the  year ended  31 October  2019  related  to the acquisition of Interset Software Inc. (note 12).

Property related costs
Property related costs of $15.2m for the year ended 31 October 2020 (2019: $16.3m) relate to the impairment or amendment to the impairments of right-of-use assets for empty or sublet properties held by the Group, any related onerous non-rental costs and the cost of site consolidations as the Group simplifies its real estate footprint as a result of the acquisition of HPE Software or other significant restructuring projects.

Severance and legal costs
Severance and legal costs of $33.7m for the year ended 31 October 2020 (2019: $32.1m) and relate mostly to termination costs for employees as the Group continues to remove duplication and simplify the continuing operations as a result of the acquisition of HPE Software.

Other restructuring costs
Other restructuring costs of $10.7m for the year ended 31 October 2020 (2019: $nil) relates to the costs of implementing the initiatives included in the Strategic and Operational Review.

Divestiture
Divestiture costs of $2.1m for the year ended 31 October 2019 related mostly to employee activities involved in the disposal of the SUSE business completed in 2019.

Goodwill impairment
A goodwill impairment charge of $2,799.2m was made in the year ended 31 October 2020 (2019: $nil), see note 7 for additional information.

Gain on disposal of Atalla
The non-recurring gain on disposal of $3.7m for the year ended 31 October 2019 related to Atalla business disposal.

Tax effect of exceptional items
The tax effect of exceptional items on the income statement is a credit of $38.7m for the year ended 31 October 2020 (2019: $54.3m credit).

Loss/(gain) on disposal of discontinued operation
The loss on the disposal of discontinued operation of $2.2m (2019: gain $1,458.5m) in the year ended 31 October 2020 related to conclusion of the working capital settlement on the disposal of the SUSE business and adjustments in respect of income tax balances owed in respect of pre-transaction periods.

4 Taxation

A Taxation in the Consolidated statement of comprehensive income

	Year ended 31 October 2020	Year ended 31 October 2019
	$m	$m
Current tax
Current year	175.4	163.9
Adjustments to tax in respect of previous periods	7.8	(35.3)
	183.2	128.6
Deferred tax
Origination and reversal of temporary differences	(195.3)	(139.7)
Adjustments to tax in respect of previous periods	10.7	24.5
Previously unrecognised temporary differences	-	(29.4)
Impact of changes in tax rates	35.6	-
	(149.0)	(144.6)

Total tax charge/(credit)	34.2	(16.0)

For the year ended 31 October 2020, a deferred tax charge of $1.5m (2019: $7.6m debit) and a $0.1m current tax credit (2019: $13.1m credit) have been recognised in equity in relation to share options. A deferred tax credit of $1.8m has been booked on initial adoption of IFRS 16 "Leases" in retained earnings. A current tax credit of $7.8m (2019: $23.3m credit) has been recognised in the hedging reserve. There is also a deferred tax credit of $11.1m in relation to the currency translation differences. In addition, a deferred tax charge of $5.0m (2019: $13.0m credit) has been recognised in the Consolidated statement of comprehensive income in relation to defined benefit pension schemes and a deferred tax charge of $8.7m (2019: $14.0m) in relation to foreign exchange movements on intangibles.

The tax charge for the year ended 31 October 2020 is higher than the standard rate of corporation tax in the UK of 19.00% (2019: 19.00%). The differences are explained below:

	Year ended 31 October 2020	Year ended 31 October 2019
	$m	$m
Loss before taxation	(2,940.4)	(34.1)

Tax at UK corporation tax rate 19.00% (2019: 19.00%)	(558.7)	(6.5)
Effects of:
Tax rates other than the UK standard rate	(78.0)	(4.4)
Intra-Group financing	(21.0)	(42.8)
Innovation tax credit benefits	(31.8)	(13.5)
US foreign inclusion income	20.4	43.7
Share options	4.1	7.1
Movement in deferred tax not recognised	11.1	14.4
Previously unrecognised temporary differences	-	(29.4)
Impact of rate changes	35.6	-
Goodwill impairment	592.8	-
Expenses not deductible and other permanent differences	41.2	26.2
	15.7	(5.2)
Adjustments to tax in respect of previous periods:
Current tax	7.8	(35.3)
Deferred tax	10.7	24.5
	18.5	(10.8)

Total taxation	34.2	(16.0)

A change to the main UK corporation tax rate, announced in the Budget on 11 March 2020, was substantively enacted for IFRS purposes on 17 March 2020. Hence, the rate applicable from 1 April 2020 now remains at 19% rather than the previously enacted reduction to 17%. The Group has remeasured its UK deferred tax assets and liabilities at the end of the reporting period at the rate of 19%. The impact of this and other changes in rate across the group has resulted in the recognition of a deferred tax credit of $35.6m in the income statement.

The Group continues to benefit from the UK's Patent Box regime; US R&D tax credits and other innovation-based tax credits offered by certain jurisdictions, the benefit for the year ended 31 October 2020 being $31.8m (2019: $13.5m). The Group realised benefits in relation to intra-Group financing of $21.0m for the year ended 31 October 2020 (2019: $42.8.m). The benefits mostly relate to arrangements put in place to facilitate the acquisition of the HPE Software business.

US foreign inclusion income of $20.4m arising in the year ended 31 October 2020 (2019: $43.7m) is largely driven by new US tax legislation introduced as part of US tax reforms in 2018.

The Group recognised a net overall charge in respect of share options due to deferred tax credits arising on options held at the balance sheet date being lower than the current tax charge because of the terms of the options.

The expenses not deductible and other permanent differences charge of $41.2m (2019: $26.2m) included $4.6m in relation to uncertain tax positions and $6.5m related to irrecoverable withholding tax.

The Group realised a net charge in relation to the true-up of prior period, current and deferred tax estimates of $18.5m for the year ended 31 October 2020 (2019: $10.8m credit).

4 Taxation continued

A     Taxation in the Consolidated statement of comprehensive income continued

The Group's tax charge is subject to various factors, many of which are outside the control of the Group, including changes in local tax legislation, and specifically changes President Biden will seek to introduce and global tax reform as governments respond to COVID-19, the OECD's Base Erosion and Profit Shifting project and the consequences of Brexit.

In April 2019, the European Commission published its final decision on its state aid investigation into the UK's 'Financing Company Partial Exemption' legislation and concluded that part of the legislation is in breach of EU State Aid rules. Similar to other UK based international groups that have acted in accordance with the UK legislation in force at the time, the Group may be affected by the finding and is monitoring developments. The UK government and UK-based international companies, including the Group, have appealed to the General Court of the European Union against the decision. The UK government is required to start collection proceedings and on 5 February 2021, State Aid charging notices (excluding interest) were received from HM Revenue and Customs totalling $45.2m and will be settled by the Group within 30 days. In addition, there has been a challenge from the UK Tax Authorities into the historic financing arrangements of the Group. Based on its current assessment and supported by external professional advice, the Group consider that the maximum liability of both of these items to be $60m. Based on its current assessment and also supported by external professional advice, the Group believes that no provision is required in respect of these issues. No additional liability should accrue in future periods in respect of these matters, following (i) an amendment of the UK legislation affected by the EU Commission finding on 1 January 2019, to be compliant with EU law, and (ii) the unwind of the financing company arrangements in question.

B     Current tax receivables

	31 October 2020	31 October 2019
	$m	$m
Corporation tax	45.3	40.1

The current tax receivable at 31 October 2020 is $45.3m (2019: $40.1m).

C     Current tax liabilities

	31 October 2020	31 October 2019
	$m	$m
Corporation tax	150.1	104.0

The current tax creditor at 31 October 2020 is $150.1m (2019: $104.0m). The current tax creditor includes liabilities in respect of uncertain tax positions, net of overpayments.

Within current tax liabilities is $84.8m (2019: $78.3m) in respect of the group income tax reserve, the majority of which relates to the risk of challenge from the local tax authorities. Aside from the impact of any change in judgement as the State Aid and UK tax authority challenges progress, which is discussed above, the Group does not anticipate that there will be any material change to these provisions in the next 12 months. Due to the uncertainty associated with such tax items, it is possible that at a future date, on conclusion of open tax matters, the final outcome may vary significantly.

D     Non-current tax liabilities

	31 October 2020	31 October 2019
	$m	$m
Corporation tax	102.7	119.7

The non-current tax creditor is $102.7m (2019: $119.7m). The non-current creditor reflects the US transition tax payable more than 12 months after the balance sheet date.

5 Dividends

	Year ended 31 October 2020	Year ended 31 October 2019
Equity - ordinary	$m	$m
Final paid nil cents (2019: 58.33 cents) per ordinary share	-	240.7
Interim paid nil cents (2019: 58.33 cents) per ordinary share	-	198.5
	-	439.2

On 18 March 2020, given the increased macro-economic uncertainty as a result of the Covid-19 pandemic, as a precautionary measure, the directors withdrew their recommendation for the payment of a final dividend of 58.33 cents per share in respect of the year ended 31 October 2019.  Similarly, no dividend was paid in respect of the six months to 30 April 2020.

The directors announced a final dividend of 15.5 cents per share payable on 15 April 2021 to shareholders who are registered at 12 March 2021. This final dividend, amounting to $51.9m, has not been recognised as a liability as at 31 October 2020.

6 Earnings per share
The calculation of the basic earnings per share has been based on the earnings attributable to owners of the parent and the weighted average number of shares for each year.

Reconciliation of the earnings and weighted average number of shares:

	Year ended 31 October 2020	Year ended 31 October 2019
Earnings ($m)
Loss for the year from continuing operations	(2,974.6)	(18.1)
Profit for the year from discontinued operation	5.1	1,487.2
	(2,969.5)	1,469.1

Number of shares (m)
Weighted average number of shares	335.7	378.1
Dilutive effects of shares	-	4.1
	335.7	382.2

Earnings per share
Basic earnings per share (cents)
Continuing operations	(886.15)	(4.87)
Discontinued operation	1.52	393.37
Total Basic earnings per share	(884.63)	388.50

Diluted earnings per share (cents)
Continuing operations 1	(886.15)	(4.87)
Discontinued operation	1.52	389.16
Total Diluted earnings per share 1	(884.63)	384.35

Basic earnings per share (pence)
Continuing operations	(693.45)	(3.82)
Discontinued operation	1.19	308.89
Total Basic earnings per share	(692.26)	305.07

Diluted earnings per share (pence)
Continuing operations 1	(693.45)	(3.82)
Discontinued operation	1.19	305.59
Total Diluted earnings per share 1	(692.26)	301.81

Earnings attributable to ordinary shareholders
From continuing operations	(2,974.6)	(18.1)
Excluding non-controlling interests	-	(0.3)
Loss for the year from continuing operations	(2,974.6)	(18.4)
From discontinued operation	5.1	1,487.2
	(2,969.5)	1,468.8
Average exchange rate	$1.28/£1	$1.27/£1

1 The Group reported a loss from continuing and discontinued operations attributable to the ordinary equity shareholders of the Company for the year ended 31 October 2020. The Diluted EPS is reported as equal to Basic EPS, as no account can be taken of the effect of dilutive securities under IAS 33.

The weighted average number of shares excludes treasury shares that do not have dividend right.

7 Goodwill

	31 October 2020	31 October 2019
	$m	$m
Cost
At 1 November	6,671.3	6,805.0
Acquisitions	1.4	26.8
Effects of movements in exchange rates	(38.1)	(160.5)
At 31 October	6,634.6	6,671.3

Impairment losses
At 1 November	-	-
Impairment charge for the year	(2,799.2)	-
At 31 October	(2,799.2)	-

Net book value	3,835.4	6,671.3

A segment-level summary of the goodwill allocation is presented below:
Micro Focus	3,835.4	6,671.3

Goodwill acquired through business combinations has been allocated to a cash-generating unit ("CGU") for the purpose of impairment testing.

The goodwill arising in the year ended 31 October 2020, related to the acquisition of Atar Labs of $1.4m has been allocated to the Micro Focus CGU as this is consistent with the segment reporting that is used in internal management reporting. Of the addition to goodwill, all amounts are expected to be deductible for tax purposes.

The goodwill arising in the year ended 31 October 2019, related to the acquisition of Interset Software Inc. of $26.8m has been allocated to the Micro Focus CGU as this is consistent with the segment reporting that is used in internal management reporting. Of the addition to goodwill, all amounts are expected to be deductible for tax purposes.

Impairment test

Impairment of goodwill is tested annually, or more frequently where there is an indication of impairment. An impairment test is a comparison of the carrying value of the assets of the CGU with their recoverable amount. Where the recoverable amount is less than the carrying value, an impairment results.The Group's annual test is performed at 31 October. It was determined that the adverse impact of COVID-19 on global economy and the challenging trading environment that is likely to result from this was an indicator of potential impairment as at 30 April 2020. Therefore, an additional impairment test was performed at this date. As a result, for the six months ended 30 April 2020, the Group recorded an impairment charge of $0.9bn (2019: $nil). The impairment charge related solely to goodwill and was recognised in administrative expenses as an exceptional cost in the Consolidated Statement of Comprehensive Income.

The Group then performed the impairment test at 31 October 2020 incorporating its knowledge of the business into that testing and noting at that date the market capitalisation was less than the net assets of the Group, which was taken into account during the impairment test. An additional impairment charge of $1.9bn has been recognised resulting from the year end impairment test. The total impairment charge recorded in the year ended 31 October 2020 was $2.8bn and has been recognised in administrative expenses as an exceptional cost in the Consolidated Statement of Comprehensive Income. The recoverable amount of the Micro Focus CGU is $9.3bn, based on value in use calculations. The impairment charge relates solely to goodwill.

The recoverable amount of the Micro Focus CGU is determined based on its Value In Use ("VIU"). The VIU includes estimates about the future financial performance of the CGU and is based on five-year projections and then a terminal value calculation. It utilises discounted board approved forecasts for the five years. The cash flow projections and inputs combine past performance with adjustments as appropriate where the directors believe that past performance and rates are not indicative of future performance and rates.

Impairment reviews under IAS 36 are required to exclude the estimated cash inflow and outflows arising from improving or enhancing the performance of existing assets until the cash flow is incurred. Therefore, the VIU calculation excludes the cash outflows and resulting cash inflow arising from certain investment decisions made in the Strategic Review which are included within the board approved forecasts. In addition, the VIU calculation excludes the cost saving impacts, which are included in the board approved forecasts, resulting from restructuring activities which have not commence.

The impairment charge recognised in the Micro Focus CGU primarily reflects our trading performance and the macro-economic environment when compared to the original projections produced at the time of the HPE Software acquisition, which was exacerbated by the impacts of the COVID-19 pandemic. Our assumption of a moderation in the revenue decline and delivery of flat to low single digit growth from the Strategic and Operational Review of February 2020 remains valid in the board approved five year forecasts; although as the VIU calculation excludes the cash inflows resulting from a number of the investment decisions made in the Strategic review the VIU calculation has a delay in the achievement of flat growth versus the board approved five year forecasts. Therefore as disclosed below, over the five year forecast period, this has resulted in a reduction in the range of average annual revenue growth rates by product group.

7 Goodwill continued

Key assumptions
Key assumptions in the VIU are considered to be the discount rate, average annual revenue growth rate by product group and the long-term cash flow growth rate. These have been assessed taking into consideration the current economic climate and the resulting impact on expected growth and discount rates.

The average annual revenue growth rate by product group, long-term cash flow growth rate and discount rate used in the VIU calculation are:

	31 October 2020	31 October 2019
Long-term cash flow growth rate for terminal value	1.0%	1.0%
Pre-tax discount rate1	10.9%	10.3%
Average annual revenue growth rate by product group2	(8.1)% to 2.2%	(2.4)% to 0.8%

1 This equates to a post-tax discount rate of 8.2% (2019: 8.0%)
2 Medium-term annual revenue growth rate by product group was considered the key assumption in 2019 with a range of (2.0)% to 2.1% disclosed. Given the future macroeconomic uncertainty caused by the ongoing pandemic at the 30 April 2020 impairment test the Group extended the key assumption going forward to cover the five years forecasts used for impairment testing. The key assumption for 2019 has been restated to be presented on a consistent basis with 2020.

Sensitivity analysis
In undertaking this analysis, the directors have considered reasonably possible changes in the key assumptions, taking into consideration that the Group is insulated from some significant adverse impacts by its geographical spread and that the Group's cost base is flexible and could quickly respond to market changes as shown by our responses to the COVID-19 pandemic where margins have been largely maintained during the year. The sensitivities are prepared on the basis that the reasonably possible change in each key assumption would not have a consequential impact on other key assumptions used in the impairment review and therefore leave all other assumptions unchanged. The headroom and impairments disclosed below are on the VIU calculation, which, as explained above, excludes the cash inflow and outflow assumptions arising from the investment decisions made in the Strategic Review where these have not been fully implemented. The directors considered whether the range of reasonably possible changes in key assumptions should be widened as a result of the increased uncertainty resulting from the COVID-19 outbreak. However, the directors concluded this was unnecessary as the assumptions are either long term (i.e. 5 year revenue growth and long term growth) and therefore exceed period expected to be impacted by COVID-19 or in the case of the discount rate, have not seen significant volatility due to COVID-19.

The directors have assessed that a reasonably possible change in the discount rate is an absolute movement of 1.0% (2019: 2.0%). The directors have considered the sensitivity of the discount rate in light of the impact the significant economic uncertainty resulting from COVID-19 has had on the financial inputs used in determining the discount rate and have concluded that reducing the reasonably possible change from 2% to 1% is appropriate in light of the limited volatility seen since 2018. An increase in the discount rate of 1% to 11.9% would increase the impairment recognised at 31 October 2020 by $0.8bn. A decrease in the discount rate of 1% to 9.9% would decrease the impairment recognised at 31 October 2020 by $1.0bn.

The directors have assessed that a reasonably possible change in the average annual revenue growth rate by product group is an absolute reduction of 2.0%. A decrease in the average annual revenue growth rate by product group of 2% would increase the impairment recognised at 31 October 2020 by $2.0bn. This sensitivity has been presented exclusive of mitigating actions, such as cost saving, that would be taken in such a scenario and which would at least partially offset such a reduction in cash flows.

The directors have assessed that a reasonably possible change in the long-term growth rate is an increase or decrease of 0.5% to 1.5% or 0.5% respectively (2019: not reasonably possible). An increase of 0.5% would decrease the impairment recognised at 31 October 2020 by $0.3bn. A decrease of 0.5% would increase the impairment recognised at 31 October 2020 by $0.3bn.

8 Borrowings

	31 October 2020	31 October 2019
	$m	$m
Bank loan secured	4,733.2	4,775.0
Unamortised prepaid facility arrangement fees and original issue discounts	(92.9)	(104.3)
Carrying value	4,640.3	4,670.7

	31 October 2020			31 October 2019
	Bank loan secured	Unamortised prepaid facility arrangement fees and original issue discounts	Total	Bank loan secured	Unamortised prepaid facility arrangement fees and original issue discounts	Total
Reported within:	$m	$m	$m	$m	$m	$m
Current liabilities	34.2	(12.8)	21.4	-	-	-
Non-current liabilities	4,699.0	(80.1)	4,618.9	4,775.0	(104.3)	4,670.7
	4,733.2	(92.9)	4,640.3	4,775.0	(104.3)	4,670.7

The carrying value for borrowings are stated after deducting unamortised prepaid facility fees and original issue discounts. Facility arrangement costs and original issue discounts are amortised between three and six years. The remaining unamortised fees of $92.9m have a remaining period of amortisation of three years.  Long-term borrowings with a drawn value of $4,733.2m before unamortised prepaid facility fees, have a fair value estimate of $4,535.1m based on trading prices as at 31 October 2020 (2019: $4,686.0m).

Short-term borrowing of $34.2m represents capital repayments falling due on the Group borrowings within one year less unamortised prepaid facility arrangement fees and original issue discounts of $12.8m.

8 Borrowings continued

On 29 May 2020, the Group announced that it had successfully priced and allocated a €600.0m and a $650m Senior Secured Term Loan. The new five-year facilities, along with $143.0m of existing cash reserves, were used by the Group to fully refinance its existing Senior Secured Term Loan B due November 2021 and pay associated fees and expenses.

Prepaid facility fees of $12.2m, which were still to be amortised, in relation to the Senior Secured Term Loan B due November 2021 were fully expensed in June 2020 with the cost recorded within finance costs in the Consolidated statement of comprehensive income. Fees of $44m relating to the new Senior Secured Term Loans were capitalised in June 2020.

On 3 September 2020, the Group announced that it had successfully extended its revolving credit facility and reduced the size from $500.0m to $350.0m. The Group also confirmed that it had repaid the $175.0m previously drawn during the year as a precautionary measure in response to the COVID-19 outbreak, resulting in a balance outstanding of $nil. These actions resulted in a reduction in the Group's gross debt and the borrowing costs associated with the revolving credit facility. The remaining prepaid facility fees of $4.5m to be amortised were expensed in the period and new fees of $1.8m were capitalised for the new arrangement.

Following these refinancing activities, the Group's earliest debt maturity is in June 2024.

The following facilities were drawn as at 31 October 2020:

●     The €600m (equivalent to $700.3m) senior secured five year term loan B-1 issued by MA FinanceCo., LLC, maturing in June 2025, is priced at EURIBOR plus 4.5% (subject to a EURIBOR floor of 0.00%) with an original issue discount of 3.0%;

●     The $368.2m senior secured seven year term loan B-3 issued by MA FinanceCo., LLC, maturing in June 2024, is priced at LIBOR plus 2.75% (subject to a LIBOR floor of 0.00%) with an original issue discount of 0.25%;

●     The $650.0m senior secured five year term loan B-4 issued by MA FinanceCo., LLC, maturing in June 2025, is priced at LIBOR plus 4.25% (subject to a LIBOR floor of 1.00%) with an original issue discount of 2.5%;

●      The $2,486.3m senior secured seven year term loan B issued by Seattle SpinCo, Inc., maturing in June 2024,is priced at LIBOR plus 2.75% (subject to a LIBOR floor of 0.00%) with an original issue discount of 0.25%; and

●     The €452.8m (equivalent to $528.4m) senior secured seven year term loan B issued by MA FinanceCo., LLC, maturing in June 2024, is priced at EURIBOR plus 3.00% (subject to a EURIBOR floor of 0.00%) with an original issue discount of 0.25%.

The following facilities were undrawn at 31 October 2020:

●    A senior secured revolving credit facility of $350.0m ($nil drawn), ("Revolving Facility"), with an interest rate of 3.50% above LIBOR on amounts drawn (and 0.5% on amounts undrawn) thereunder (subject to a LIBOR floor of 0.00%).

At 31 October 2020, $nil of the Revolving Facility was drawn (31 October 2019: $nil), together with $4,733.2m of Term Loans giving gross debt of $4,733.2m drawn.

There are no financial covenants on the Group's term-loan borrowing facilities. The Revolving Facility is subject to a single financial covenant, being an aggregate net leverage covenant only in circumstances where more than 35% of the Revolving Facility is outstanding at a fiscal quarter end.  Throughout the year the applicable covenant threshold was 4.35x, however no test was applicable at 31 October 2020 or any previous test date, as the facility was not drawn in excess of the 35% threshold. This covenant is not expected to inhibit the Group's future operations or funding plans.

The Group's borrowing arrangements include annual repayments of 1% of the initial par value for the B-3, Seattle Spinco and Euro Term B loans and 2.5% of the initial par value for the B-1 and B4 loans with the amount paid in four equal quarterly instalments and then a final balloon payment on maturity. In addition, the borrowing arrangements require additional debt repayments where the Group's net leverage exceeds 3.00x, when 25% of excess cash flow for the prior year is required to be paid, and 3.30x, when 50% of excess cash flow for the prior year is required to be paid.

8 Borrowings continued

The movements on the Group loans in the year were as follows:

	Term Loan B-1 EUR	Term Loan B-2 USD	Term Loan B-3 USD	Term Loan B-4 USD	Seattle Spinco Term Loan B	Euro Term Loan B	Revolving Facility	Total
	$m	$m	$m	$m	$m	$m	$m	$m
At 1 November 2018	-	1,503.8	382.1	-	2,580.5	530.5	-	4,996.9
Repayments	-	(89.1)	(13.9)	-	(94.2)	(15.4)	-	(212.6)
Foreign exchange	-	-	-	-	-	(9.3)	-	(9.3)
At 31 October 2019	-	1,414.7	368.2	-	2,486.3	505.8	-	4,775.0

At 1 November 2019	-	1,414.7	368.2	-	2,486.3	505.8	-	4,775.0
Draw downs	665.8	-	-	650.0	-	-	175.0	1,490.8
Repayments	-	(1,414.7)	-	-	-	-	(175.0)	(1,589.7)
Foreign exchange	34.5	-	-	-	-	22.6	-	57.1
At 31 October 2020	700.3	-	368.2	650.0	2,486.3	528.4	-	4,733.2

Maturity of borrowings
The maturity profile of the anticipated future cash flows including interest in relation to the Group's borrowings on an undiscounted basis, which therefore, differs from both the carrying value and fair value, is as follows:

As at 31 October 2020:
	Term Loan B-1 EUR	Term Loan B-3 USD	Term Loan B-4 USD	Seattle Spinco Term Loan B	Euro Term Loan B	Revolving Facility	Total
	$m	$m	$m	$m	$m	$m	$m
Within one year	49.0	11.0	50.3	74.6	16.9	1.8	203.6
In one to two years	52.6	12.4	53.5	82.7	21.5	1.5	224.2
In two to three years	47.4	14.6	48.6	98.4	21.3	-	230.3
In three to four years	46.6	369.7	47.8	2,496.5	527.1	-	3,487.7
In four to five years	642.8	-	599.2	-	-	-	1,242.0
At 31 October 2020	838.4	407.7	799.4	2,752.2	586.8	3.3	5,387.8

	Less than 1 year	1-3 years	3-5 years	Total
	$m	$m	$m	$m
Debt principal repayment	34.2	128.2	4,570.8	4,733.2
Interest payment on debt	169.4	326.3	158.9	654.6
At 31 October 2020	203.6	454.5	4,729.7	5,387.8

8 Borrowings continued

As at 31 October 2019:
	Term Loan B-2	Term Loan B-3	Seattle Spinco Term Loan B	Euro Term Loan B	Revolving Facility	Total
	$m	$m	$m	$m	$m	$m
Within one year	61.6	17.0	114.6	14.1	1.9	209.2
In one to two years	61.5	16.9	114.3	14.6	1.9	209.2
In two to three years	1,419.8	18.5	124.1	19.3	1.6	1,583.3
In three to four years	-	20.6	139.4	19.1	-	179.1
In four to five years	-	373.5	2,522.6	503.6	-	3,399.7
At 31 October 2019	1,542.9	446.5	3,015.0	570.7	5.4	5,580.5

	Less than 1 year	1-3 years	3-5 years	Total
	$m	$m	$m	$m
Debt principal repayment	-	1,431.7	3,343.3	4,775.0
Interest payment on debt	209.2	360.6	235.7	805.5
At 31 October 2019	209.2	1,792.3	3,579.0	5,580.5

Assets pledged as collateral
An all assets security has been granted in the US and England & Wales by certain members of the Micro Focus Group organised in such jurisdictions, including security over intellectual property rights and shareholdings of such members of the Micro Focus Group.

9 Pension commitments

Defined contribution
The Group has established a number of pension schemes around the world covering many of its employees. The principal funds are those in the US, UK and Germany. These were funded schemes of the defined contribution type.

Pension costs for defined contributions schemes are as follows:

	Year ended 31 October 2020	Year ended 31 October 2019
Continuing operations	$m	$m
Defined contribution schemes	31.2	32.7

b) Defined benefit
	31 October 2020	31 October 2019
	$m	$m
Within non-current assets:
Long-term pension assets	18.2	17.1

Within non-current liabilities:
Retirement benefit obligations	(155.0)	(141.4)

As of 31 October 2020, there are a total of 33 defined benefit plans in 10 countries around the world (2019: 30). The highest concentration of the pension schemes are in Germany, where the Group sponsors 12 separate schemes that comprise over 83% of the total net retirement benefit obligation recorded in the Group's consolidated statement of financial position. The Group's German schemes are primarily final salary pension plans, which provide benefits to members in the form of a guaranteed level of pension payable for life in the case of retirement, disability and death. The level of benefits provided depends not only on the final salary but also on member's length of service, social security ceiling and other factors. Although most of these schemes in Germany are funded at some level, there are typically no funding requirements in Germany. There are no requirements for the appointment of independent trustees in Germany, and all of these schemes are administered locally with the assistance of German pension experts. Final pension entitlements, including benefits for death in service and disability amounts, are calculated by these experts. Plan assets for three of our German schemes include re-insurance contracts with guaranteed interest rates, while the majority of the schemes invest in a funds focusing on equities and debt instruments. Most of the Group's German schemes are closed to new entrants, however, three of the schemes are open to new members.

The remainder of the Group's defined benefit schemes are comprised of a mix of final salary plans, termination or retirement indemnity plans and other types of statutory plans that provide a one-time benefit at termination. Final pension entitlements are calculated by local administrators in the applicable country. They also complete calculations for cases of death in service and disability. Where required by local or statutory requirements, some of the schemes are governed by an independent Board of Trustees that is responsible for the investment strategies with regard to the assets of the funds, however, other schemes are administered locally with the assistance of local pension experts. Many of the Group's plans outside of Germany are funded and the Group makes at least the minimum contributions required by local government, funding and taxing authorities. Plan assets for these schemes include a range of assets including investment funds or re-insurance contracts. Not all of these plans are closed to new members. The Group sponsors 12 plans outside of Germany that are open to new members, most of which are termination or retirement indemnity plans or statutory plans providing a one-time benefit at termination, retirement, death or disability. The Group participates in multi-employer plans in Switzerland and Japan. These plans are accounted for as defined benefit plans and the Group's obligations are limited to the liabilities of our employees.

9 Pension commitments continued

There were three plans reclassified to the net retirement obligation during the year ended 31 October 2020. None of the plans are final salary plans and none are material.

Long-term pension assets
Long-term pension assets relate to the contractual arrangement under insurance policies held by the Group with guaranteed interest rates that do not meet the definition of a qualifying insurance policy, as they have not been pledged to the plan or beneficiaries and are subject to the creditors of the Group. Such arrangements are recorded in the consolidated statement of financial position as long-term pension assets. During the year ended 31 October 2020, some of the insurance policies previously unpledged were pledged to the pension plans and transferred to plan assets. These contractual arrangements are treated as financial assets measured at fair value through other comprehensive income. Movement in the fair value of long-term pension assets is included in other comprehensive income. All non-plan assets are held in Germany.

The movement on the long-term pension asset is as follows:

		31 October 2020	31 October 2019
	Note	$m	$m
As at 1 November		17.1	16.7
Reclassification to assets held for sale		-	0.1
Transfer to plan assets		(0.4)	-
Interest on non-plan assets		0.2	0.3
Benefits paid		(0.1)	(0.1)
Contributions		0.3	0.3

Included within other comprehensive income:
- Change in fair value assessment		0.4	0.4
		0.4	0.4

Effects of movements in exchange rates		0.7	(0.6)
As at 31 October		18.2	17.1

Included within other comprehensive income:
Continuing operations		0.4	0.3
Discontinued operation		-	0.1
		0.4	0.4

The non-plan assets are considered to be Level 3 asset under the fair value hierarchy as of 31 October 2020. These assets have been valued by an external insurance expert by applying a discount rate to the future cash flows and taking into account the fixed interest rate, mortality rates and term of the insurance contract. There have been no transfers between levels for the year ended 31 October 2020 (2019: none).

Retirement benefit obligations
The following amounts have been included in the consolidated statement of comprehensive income for defined benefit pension arrangements:

	Year ended 31 October 2020	Year ended 31 October 2019
	$m	$m
Current service charge	10.4	9.0
Charge to operating (loss)/profit	10.4	9.0

Current service charge - discontinued operations	-	0.1

Interest on pension scheme liabilities	3.1	4.2
Interest on pension scheme assets	(1.3)	(1.8)
Charge to finance costs	1.8	2.4

Total continuing charge to (loss)/profit for the year	12.2	11.5

The contributions for the year ended 31 October 2021 are expected to be broadly in line with the year ended 31 October 2020. The Group funds the schemes so that it makes at least the minimum contributions required by local government, funding and taxing authorities. There are no funding requirements in Germany.

9 Pension commitments continued

Retirement benefit obligations
The following amounts have been recognised as movements in the statement of other comprehensive income:

	Year ended 31 October 2020	Year ended 31 October 2019
	$m	$m
Actuarial return on assets excluding amounts included in interest income	1.8	5.9

Re-measurements - actuarial gains/(losses):
- Demographic	-	(1.6)
- Financial	(0.6)	(38.8)
- Experience	3.0	8.4
	2.4	(32.0)

Reclassification from defined contribution scheme or other assets and liabilities to defined benefit scheme	(4.6)	-

Movement in the year	(0.4)	(26.1)

Continuing operations	(0.4)	(26.2)
Discontinued operation	-	0.1
	(0.4)	(26.1)

The weighted average key assumptions used for the valuation of the schemes were:

	31 October 2020			31 October 2019
	Germany	Rest of World	Total	Germany	Rest of World	Total
Rate of increase in final pensionable salary	2.50%	3.09%	2.64%	2.50%	3.09%	2.65%
Rate of increase in pension payments	1.50%	1.50%	1.50%	1.75%	1.50%	1.75%
Discount rate	0.79%	1.41%	0.90%	1.09%	1.71%	1.20%
Inflation	1.50%	1.25%	1.47%	1.75%	1.16%	1.69%

During the year ended 31 October 2019, the model used to derive our discount rates was updated to better reflect yields on corporate bonds over the life of our schemes. The key difference in the revised model lies in the extrapolation of yields in the outlying years of the curve and uses AA government bond rates to determine these yields. This change resulted in a decrease in our defined benefit obligation of approximately $14.0m in the year ended 31 October 2019. The old and revised models are both considered standard models devised by our external consolidating actuary.

The mortality assumptions for the German schemes are set based on the 'Richttafeln 2018 G' by Prof. Dr. Klaus Heubeck. The mortality assumptions for the remaining schemes are set based on actuarial advice in accordance with published statistics and experience in each territory.

These assumptions translate into a weighted average life expectancy in years for a pensioner retiring at age 65:

	31 October 2020			31 October 2019
	Germany	Rest of World	Total	Germany	Rest of World	Total
Retiring at age 65 at the end of the reporting year:
Male	20	22	20	20	20	20
Female	24	25	24	23	23	23

Retiring 15 years after the end of the reporting year:
Male	22	23	22	22	23	22
Female	26	26	25	25	26	25

The net liability included in the consolidated statement of financial position arising from obligations in respect of defined benefit schemes is as follows:

	31 October 2020			31 October 2019
	Germany	Rest of World	Total	Germany	Rest of World	Total
Present value of defined benefit obligations	248.4	54.9	303.3	213.5	48.0	261.5
Fair values of plan assets	(119.1)	(29.2)	(148.3)	(92.0)	(28.1)	(120.1)
	129.3	25.7	155.0	121.5	19.9	141.4

9 Pension commitments continued

The defined benefit obligation has moved as follows:
	31 October 2020
	Germany			Rest of World			Total
Defined benefit obligations	Defined benefit obligations	Scheme assets	Retirement benefit obligations	Defined benefit obligations	Scheme assets	Retirement benefit obligations	Defined benefit obligations	Scheme assets	Retirement benefit obligations
	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 November 2019	213.5	(92.0)	121.5	48.0	(28.1)	19.9	261.5	(120.1)	141.4
Current service cost	6.9	-	6.9	3.5	-	3.5	10.4	-	10.4
Reclassification from other liabilities/assets	14.7	(17.8)	(3.1)	1.5	-	1.5	16.2	(17.8)	(1.6)
Transfer from long-term pension assets	-	(0.4)	(0.4)	-	-	-	-	(0.4)	(0.4)
Benefits paid	(0.6)	0.6	-	(2.9)	2.9	-	(3.5)	3.5	-
Contributions by plan participants	1.1	(1.1)	-	0.6	(0.6)	-	1.7	(1.7)	-
Contribution by employer	-	(0.7)	(0.7)	-	(2.3)	(2.3)	-	(3.0)	(3.0)
Interest cost/(income)	2.3	(1.0)	1.3	0.8	(0.3)	0.5	3.1	(1.3)	1.8

Included within other comprehensive income:
Re-measurements - actuarial (gains) and losses:
- Demographic	-	-	-	-	-	-	-	-	-
- Financial	(0.4)	-	(0.4)	1.0	-	1.0	0.6	-	0.6
- Experience	(2.0)	-	(2.0)	(1.0)	-	(1.0)	(3.0)	-	(3.0)

Actuarial return on assets excluding amounts included in interest income	-	(2.4)	(2.4)	-	0.6	0.6	-	(1.8)	(1.8)
Reclassification to defined benefit scheme	3.1	-	3.1	1.5	-	1.5	4.6	-	4.6
	0.7	(2.4)	(1.7)	1.5	0.6	2.1	2.2	(1.8)	0.4
Effects of movements in exchange rates	9.8	(4.3)	5.5	1.9	(1.4)	0.5	11.7	(5.7)	6.0

At 31 October 2020	248.4	(119.1)	129.3	54.9	(29.2)	25.7	303.3	(148.3)	155.0

	31 October 2019
	Germany			Rest of World			Total
Defined benefit obligations	Defined benefit obligations	Scheme assets	Retirement benefit obligations	Defined benefit obligations	Scheme assets	Retirement benefit obligations	Defined benefit obligations	Scheme assets	Retirement benefit obligations
	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 November 2018	173.8	(82.1)	91.7	47.4	(28.7)	18.7	221.2	(110.8)	110.4
Reclassification to assets held for sale	0.3	-	0.3	0.2	(0.2)	-	0.5	(0.2)	0.3
Current service cost	6.0	-	6.0	3.1	-	3.1	9.1	-	9.1
Benefits paid	(0.4)	0.3	(0.1)	(4.2)	4.1	(0.1)	(4.6)	4.4	(0.2)
Contributions by plan participants	1.5	(1.5)	-	0.3	(0.3)	-	1.8	(1.8)	-
Contribution by employer	-	(0.3)	(0.3)	-	(4.2)	(4.2)	-	(4.5)	(4.5)
Interest cost/(income)	3.1	(1.5)	1.6	1.1	(0.3)	0.8	4.2	(1.8)	2.4

Included within other comprehensive income:
Re-measurements - actuarial (gains) and losses:
- Demographic	1.6	-	1.6	-	-	-	1.6	-	1.6
- Financial	34.0	-	34.0	4.8	-	4.8	38.8	-	38.8
- Experience	(3.2)	-	(3.2)	(5.2)	-	(5.2)	(8.4)	-	(8.4)

Actuarial return on assets excluding amounts included in interest income	-	(8.0)	(8.0)	-	2.1	2.1	-	(5.9)	(5.9)
	32.4	(8.0)	24.4	(0.4)	2.1	1.7	32.0	(5.9)	26.1
Effects of movements in exchange rates	(3.2)	1.1	(2.1)	0.5	(0.6)	(0.1)	(2.7)	0.5	(2.2)

At 31 October 2019	213.5	(92.0)	121.5	48.0	(28.1)	19.9	261.5	(120.1)	141.4

9 Pension commitments continued

None of the plan assets are represented by financial instruments of the Group. None of the plan assets are occupied or used by the Group. The major categories of the plan assets are as follows:

	31 October 2020
	Germany			Rest of World			Total
	Quoted	Unquoted	Total	Quoted	Unquoted	Total	Quoted	Unquoted	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Funds that invest in:
- Equity instruments	49.3	-	49.3	-	6.4	6.4	49.3	6.4	55.7
- Debt instruments	63.3	-	63.3	2.6	4.9	7.5	65.9	4.9	70.8
- Real estate	-	-	-	-	2.9	2.9	-	2.9	2.9
Cash and cash equivalents	-	-	-	-	2.6	2.6	-	2.6	2.6
Re-insurance contracts with guaranteed interest rates *	-	6.5	6.5	-	-	-	-	6.5	6.5
Other	-	-	-	-	9.8	9.8	-	9.8	9.8
Total	112.6	6.5	119.1	2.6	26.6	29.2	115.2	33.1	148.3

	31 October 2019
	Germany			Rest of World			Total
	Quoted	Unquoted	Total	Quoted	Unquoted	Total	Quoted	Unquoted	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Funds that invest in:
- Equity instruments	39.8	-	39.8	-	5.5	5.5	39.8	5.5	45.3
- Debt instruments	46.6	-	46.6	3.0	6.0	9.0	49.6	6.0	55.6
- Real estate	-	-	-	-	3.1	3.1	-	3.1	3.1
Cash and cash equivalents	-	-	-	-	1.7	1.7	-	1.7	1.7
Re-insurance contracts with guaranteed interest rates *	-	5.6	5.6	-	-	-	-	5.6	5.6
Other	-	-	-	-	8.8	8.8	-	8.8	8.8
Total	86.4	5.6	92.0	3.0	25.1	28.1	89.4	30.7	120.1

* The majority of the re-insurance contracts have guaranteed interest rates of 4.0%, with the remaining at 3.25% or 2.75%.

Risk Management
Through its defined benefit schemes the Group is exposed to a number of risks, the most significant of which are detailed below:

- Changes in bond yields - A decrease in corporate bond yields will increase the Group's IAS 19 plan liabilities, although this will be partially offset by increases in the value of scheme assets.

- Inflation - Some of the Group pension obligations are linked to inflation, and higher inflation will lead to higher liabilities.

- Life expectancy - The majority of the plan obligations are to provide benefits over the life of the member, so increases in life expectancy will result in an increase in the plan liabilities as benefits would be paid over a longer period.

- Asset returns - Returns on plan assets are subject to volatility and may not move in line with plan liabilities. The Group ensures that the investment positions are managed within an asset liability matching ("ALM") to achieve long-term investments that are in line with the obligations under the pension schemes. Within this framework the Group's objective is to match assets to the pension obligations by investing in assets that match the benefit payments as they fall due and in the appropriate currency.

9 Pension commitments continued

Sensitivities
The table below provides information on the sensitivity of the defined benefit obligation to changes to the most significant actuarial assumptions. The table shows the impact of changes to each assumption in isolation, although, in practice, changes to assumptions may occur at the same time and can either offset or compound the overall impact on the defined benefit obligation.

These sensitivities have been calculated using the same methodology as used for the main calculations. The weighted average duration of the defined benefit obligation is 23 years for Germany and 14 years for all other schemes.

	Germany				Rest of World
	Increase in assumption	Change in defined benefit obligation	Decrease in assumption	Change in defined benefit obligation	Increase in assumption	Change in defined benefit obligation	Decrease in assumption	Change in defined benefit obligation
Discount rate for scheme liabilities	0.50%	(10.5%)	0.50%	12.1%	0.50%	(6.5%)	0.50%	7.3%
Price inflation/rate of increase in pension payments*	0.25%	3.4%	0.25%	(3.2)%	0.25%	0.9%	0.25%	(0.9)%
Salary growth rate	0.50%	1.1%	0.50%	(1.1)%	0.50%	2.7%	0.50%	(2.8)%
Life expectancy	1 year	3.9%	-	-	1 year	2.0%	-	-

* For the German schemes the same values are used for both the inflation assumption and the rate of increase in pension payments.

10 Financial risk management and financial instruments

Risk Factors and Treasury risk management

The Group's treasury function aims to reduce exposures to interest rate, foreign exchange and other financial risks, to ensure liquidity is available as and when required, and to invest cash assets safely and profitably. The Group does not engage in speculative trading in financial instruments. The treasury function's policies and procedures are reviewed and monitored by the Audit Committee and are subject to internal audit review.

The Group's multi-national operations expose it to a variety of financial risks that include the effects of changes in credit risk, foreign currency risk, interest rate risk and liquidity/capital risk. Treasury risk management is carried out by a central treasury department under policies approved by the board of directors.

Group treasury identifies and evaluates financial risks alongside business management. The board provides written principles for risk management together with specific policies covering areas such as foreign currency risk, interest rate risk, credit risk and liquidity risk, the use of derivative and non-derivative financial instruments as appropriate, and investment of excess funds.

Liquidity and Capital Risk

Central treasury carries out cash flow forecasting for the Group to ensure that it has sufficient cash to meet operational requirements and to allow the repayment of the bank facility. Surplus cash in the operating units over and above what is required for working capital needs is transferred to Group treasury. These funds are used to repay bank borrowings or are invested in interest bearing current accounts, time deposits or money market deposits of the appropriate maturity period determined by consolidated cash forecasts.

The Group seeks to maximise financial flexibility and minimise refinancing risk by issuing debt from a variety of sources and with a range of maturities.  The level of facilities required are determined through the preparation of cash flow forecasts which consider a range of business performance scenarios. Borrowings are refinanced substantially prior to falling current to minimise refinancing risk.

The Group's objective when managing its capital structures is to minimise the cost of capital while maintaining adequate capital to protect against volatility in earnings and net asset values. The strategy is designed to maximise shareholder return over the long-term.

10 Financial risk management and financial instruments continued

Risk Factors and Treasury risk management continued

Liquidity and Capital Risk continued

In March 2020, given the increased macro-economic uncertainty as a result of the COVID-19 pandemic, as a precautionary measure, the directors withdrew their recommendation for the payment of a final dividend of 58.33 cents per share in respect of the year ended 31 October 2019.  Similarly, no dividend was paid in respect of the six months to 30 April 2020. The decision to not pay these dividends has resulted in an increase in available liquidity compared to the payments that would otherwise have been made under the Group's existing dividend policy.

In May 2020, the Group refinanced its $1,415m term loans maturing in November 2021 and made a voluntary debt repayment of $143m. In September 2020, the Group refinanced its revolving credit facility and reduced its size from $500m to $350m. Following these refinancing activities the Group's earliest debt maturity is in June 2024. The repayment of debt and reduction in size of the revolving credit facility were made following an assessment of potential future performance scenarios, taking into account the current additional macro-economic uncertainties as a result of COVID-19.

The only financial covenant attaching to the Group's borrowing facilities relates to the revolving credit facility, which is subject to an aggregate net leverage covenant only in circumstances where more than 35% of the revolving credit facility is outstanding at a fiscal quarter end. Throughout the year the applicable covenant threshold was 4.35x, however no test was applicable at 31 October 2020 or any previous test date, as the facility was not drawn in excess of the 35% threshold. This covenant is not expected to inhibit the Group's future operations or funding plans.

The Group uses cash pooling structures and intercompany loans to mobilise cash efficiently within the Group. The key objectives of the treasury function with respect to cash and cash equivalents are to protect their principal value, concentrate cash centrally, minimise the requirements for external borrowing and optimise yield.

As part of its short-term cash management the Group invests in a range of cash and cash equivalents, including money market funds, which are considered to be highly liquid and not exposed to significant changes in fair value.

Subsidiary companies are funded through share capital, retained earnings and loans from central finance companies on commercial terms.  Subsidiary companies do not enter into local borrowings with external counterparties.

Interest rate risk

The Group's income and cash generated from operations are substantially independent of changes in market interest rates. The Group's interest rate risk arises from short-term and long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. The Group currently uses four interest rate swaps to manage its cash flow interest rate risk arising from potential increases in the LIBOR interest rate.

The objective of the Group's interest rate risk management policy is to manage the uncertainty and adverse impact on the Group's net interest charge due to changes in interest rates to an acceptable level. In doing so, the Group seeks to minimise the cost of hedging and the level of associated counterparty risk.

The Group has set a target of approximately half its borrowings being subject to fixed interest rates in order to minimise its exposure to changes in interest rates. This is achieved through four USD interest swaps for a total notional value of $2.25bn, with a maturity date of September 2022. The hedge accounting is discussed further later in the note.

The Group's borrowing facilities do not contain any covenants with respect to interest cover ratios.

Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the Euro, UK Pound Sterling, Indian Rupee, Israeli Shekel, Japanese Yen and the Chinese Yuan. Foreign exchange risk arises from future commercial transactions, recognised assets and liabilities and net investments in foreign operations where the transactions are denominated in a currency that is not the entity's functional currency.

The Group is subject to exposure on the translation of the net assets of foreign currency subsidiaries into its reporting currency, US Dollar. The Group's primary balance sheet translation exposures are noted in the Exposure analysis below. These exposures are kept under regular review with the Group treasury function providing reporting to the Treasury Risk Committee and the Audit Committee.

Group borrowings are denominated in US Dollars and Euros. The Group seeks to match the currency profile of borrowings to the cash flows arising from the Groups operations used to service those borrowings. The May 2020 debt refinancing included an additional proportion of Euro debt and a reduction in US Dollar debt which is intended to better match the currency profile of the groups debt with the cash flows used to service that debt (note 8 Borrowings).

The Group has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk. The Group faces currency exposures arising from the translation of profits earned in foreign currency subsidiaries into the Group's reporting currency of US Dollars. As at 31 October 2020 two net investment hedges totalling €1.05bn have been designated using non-derivative Euro debt instruments to minimise the volatility in shareholder's equity arising from foreign currency translation (there were no net investment hedges as at 31 October 2019).

Exposures also arise from foreign currency denominated trading transactions undertaken by subsidiaries and exposures here are not hedged. The Group utilises constant currency reporting to enable management and investors to understand the underlying performance of the Group excluding exchange rate impacts. Please refer to Alternative Performance Measures for additional information.

10 Financial risk management and financial instruments continued

Risk Factors and Treasury risk management continued

Credit risk

The Group provides credit to customers in the normal course of business. Collateral is not required for those receivables but the Group has policies in place requiring appropriate credit checks on potential customers before sales commence and a monitoring process for assessing overdue receivables and customer payment behaviour post sale. These policies and procedures include assessing customer credit limits and the use of third party financial and risk reporting to control our exposure and credit risk.

Financial instruments which potentially expose the Group to a concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable.

The Group maintains a provision for impairment based upon the measurement of lifetime expected credit losses for all trade receivables using the IFRS 9 simplified approach.

The risk management practices noted above provide the historical customer payment profiles and a view on customer behaviour with any historical credit losses experienced. The loss allowance is adjusted for forward-looking factors specific to the debtor and the economic environment resulting in an overall assessment of any provision required.

The Group sells products and services to a wide range of customers around the world and therefore believes there is no significant concentration of customer credit risk.

The Group's credit risk on cash and cash equivalents is limited as the counterparties are generally well established financial institutions with generally high credit ratings.

Cash deposits and other financial instruments give rise to credit risk on the amounts due from the related counterparties. Generally, the Group aims to transact with counterparties with strong investment grade credit ratings. However, the Group recognises that due to the need to operate over a large geographic footprint, this will not always be possible. Counterparty credit risk is managed on a global basis by limiting the aggregate amount of exposure to any one counterparty, taking into account its credit rating. The credit ratings of all counterparties are reviewed regularly. All derivatives are subject to ISDA agreements or equivalent documentation.

The maximum exposure to the credit risk of financial assets at the balance sheet date is reflected by the carrying values included in the Group's balance sheet. Please refer to the credit risk table further below.

Financial Instruments
The tables below sets out the measurement categories and carrying values of financial assets and liabilities with fair value inputs where relevant.

		Measurement category	Carrying value 31 October 2020	Fair value 2020	Fair value Hierarchy 2020/2019	Carrying value 31 October 2019
	Note		$m			$m
Financial assets:

Non-current
Long-term pension asset	9	FV OCI	18.2	Fair value insurance based input	Level 3	17.1
Current
Cash and cash equivalent		Amortised cost	737.2	-	-	355.7
Trade and other receivables		Amortised cost	648.6	-	-	922.7
Contract assets		Amortised cost	33.7	-	-	56.3
			1,437.7			1,351.8

Financial liabilities:

Non-current
Derivative financial instruments - interest rate swaps1	10	FV OCI	77.9	Fair value Bank Institutions	Level 2	36.5
Borrowings (gross)2	8	Amortised cost	4,699.0	4,535.1	-	4,775.0
Lease obligations		Amortised cost	82.2	-	-	11.7
Provisions		Amortised cost	22.5	-	-	49.1
Current
Borrowings (gross)2	8	Amortised cost	34.2	-	-	-
Lease obligations		Amortised cost	168.2	-	-	11.8
Provisions		Amortised cost	49.7	-	-	29.3
Trade and other payables - accruals		Amortised cost	419.2	-	-	530.3
			5,552.9			5,443.7
1 Derivative interest rate swaps are measured at FV OCI as a result of hedge accounting. All interest rate swaps are in designated hedge relationships and there are no other derivative financial instruments held as FVTPL.

 2 Borrowings have a carrying value (net of unamortised prepaid facility arrangement fees and original issue discount) of $4,640.4m (2019: $4,670.7m). Total borrowings (Gross) are shown in this table as $4,733.2m (2019: $4,775.0m) for the fair value comparison.

10 Financial risk management and financial instruments continued

Fair value measurement

For trade and other receivables, cash and cash equivalents, provisions, trade and other payables, fair values approximate to book values due to the short maturity periods of these financial instruments. For trade receivables, allowances are made for credit risk.

Long-term borrowings with a carrying value of $4,640.3m (2019: $4,670.7m ) (note 8 "Borrowings") including unamortised prepaid facility fees and discounts, have a fair value estimate of $4,535.1m (2019: $4,686.0m) based on trading prices obtained from external banking providers as at 31 October 2020.

Derivative financial instruments measured at fair value are classified as Level 2 in the fair value measurement hierarchy as they have been determined using significant inputs based on observable market data. The fair values of interest rate derivatives are derived from forward interest rates based on yield curves observable at the balance sheet date together with the contractual interest rates. Valuations are updated by the counter-party banks on a monthly basis.

The long-term pension assets are considered to be Level 3 asset under the fair value hierarchy as of 31 October 2020. These assets have been valued by an external insurance expert, by applying a discount rate to the future cash flows and taking into account the fixed interest rate, mortality rates and term of the insurance contract. The movement in the long-term pension asset is disclosed in note 9 "Pension commitments".

For derivatives and long-term pension assets there were no transfers of assets or liabilities between levels of the fair value hierarchy during the year.

	31 October 2020	31 Ocober 2019
Interest rate risk	$m	$m
Interest rate swaps (receive variable, pay fixed)

Fair value of Derivative liability (total of 4 swaps)	(77.9)	(36.5)
Notional amount (4 x $562.5m)	2,250.0	2,250.0
Maturity date	30 September 2022	30 September 2022
Change in fair value of outstanding hedging instruments (OCI hedging reserve excluding deferred tax)	(41.3)	(122.9)
Change in value of hedging instruments (as above adjusted for impact of credit risk)	(39.9)	(121.9)
Hedging ratio	1.1	1.1

The Group has four interest rate swaps, which are designated in a hedge relationship.

The Group's approved strategy in accordance with our risk management policies is to minimise the risk of cash flow fluctuations due to interest rate changes in relation to the 1M-USD LIBOR rate for up to half of the Group's external borrowings for the period 19 October 2017 to 30 September 2022.

The specific risk management objective is to hedge the interest rate risk (cash flow risk) due to changes in the 1M-USD LIBOR rate charged on $2,250.0m of the debt issued by Seattle Spin Co Inc. between 19 October 2017 and 30 September 2022.

Derivatives are only used for economic hedging purposes and not as speculative investments.

The swap contracts require settlement of net interest receivable or payable on a monthly basis. The fixed interest rate for each swap is 1.949% and the Group receives a variable rate in line with LIBOR. The Seattle loan is priced at LIBOR (with a 0% floor) plus a current margin of 2.75% with the swaps aimed at addressing the risk of a rising LIBOR element. As such, the total interest cost of the hedged element of the Seattle loan is 4.699%. For the year to 31 October 2020, net interest (finance cost) paid for the swaps amounted to $23.7m. For the life of the swap, net interest paid to date amounted to $17.2m.

Non-Derivative financial instruments - Designated Euro borrowings

	31 October 2020	31 October 2019
Foreign exchange risk	$m	$m
Notional amounts for Designated Euro borrowing
Euro B-1 2020 tranche €600m (Borrowings maturity date: June 2025)	665.8	-
Foreign exchange (loss) on revaluation transferred to OCI-CTA No sources of ineffectiveness observed in review	(34.5)	-
Euro 2017 tranche €453m (Borrowings maturity date: June 2024)	528.5	-
Foreign exchange (loss) on revaluation transferred to OCI-CTA No sources of ineffectiveness observed in review	(24.2)	-
Hedge ratio for each of the 2 Net investment hedges	1.1	-

The Group has designated two tranches of non-derivative Euro borrowings in two hedge relationships The borrowings in place have a designated initial carrying value of approx. €1.05bn (note 8 "Borrowings") hedged against Euro designated net investments in foreign operations.

The specific risk management objective is to carry out a net investment hedge in the consolidated financial statements of the Group, to reduce the foreign currency translation exposure arising from the Group's investments in foreign entities with Euro functional currency through the use of Euro currency borrowings as hedging instruments as permitted by the Group's Treasury policy.

10 Financial risk management and financial instruments continued

Hedge effectiveness

Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic effectiveness assessments to ensure that an economic relationship exists between the hedged item and the hedging instrument. The testing determined that the hedges met the IFRS 9 requirements for the financial reporting year. The IFRS 9 hedging requirements apply to both the interest swaps and the net investment hedges.

The impact of changes in the fair value of interest rate swaps in the year ended 31 October 2020 is shown in the Consolidated statement of comprehensive income. The foreign exchange gains/losses for the revaluation of the net investment hedging instruments are compared against the translation of goodwill and intangibles affecting the cumulative translation reserve on consolidation. No amounts have been reclassified from the hedging reserve to the loss for the year.

Hedge effectiveness may be affected by credit risk (in the case of the interest rate swaps) and the net investment hedged items may be affected by events impacting the carrying value of goodwill and intangible assets such as asset disposals or impairment reviews.

The Group also utilised a forward exchange contract to fix the Sterling equivalent (£150.0m) on the cancelled May 2020 dividend payment. The forward contract was not designated for formal hedge accounting and was settled early for $21.8m within the reporting year as the proposed dividend was cancelled. The charge was made to foreign exchange losses in the Consolidated statement of comprehensive income.

Credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at 31 October 2020 was:

	31 October 2020	31 October 2019
	$m	$m
Trade receivables (gross)	628.4	877.9
Cash and cash equivalents	737.2	355.7
	1,365.6	1.233.6

The Group applies the IFRS 9 expedited approach to measuring expected credit losses, which uses a lifetime expected credit loss allowance for all trade receivables.

A provision of the lifetime expected credit loss is established upon initial recognition of the underlying asset by predicting the future cash flows based upon the days past due status of an invoice and other relevant information. The model uses historical collection data along with historical credit losses experienced. The loss allowance is adjusted for forward-looking factors specific to the receivable and the economic environment.

Trade receivables are written off when there is no reasonable expectation of recovery. Impairment losses on trade receivables are presented as net impairment losses within operating profit. Subsequent recoveries of amounts previously written off are credited against the same line item.

On that basis, the loss allowance as at 31 October 2020 and 2019 and movements in the loss allowance during each year were determined as follows for trade receivables:

	31 October 2020	31 October 2019
	$m	$m
At 1 November - calculated under IAS 39		41.9
Accounting policy change - IFRS 9 (recognised against retained earnings on 1 November 2018)		20.0
At 1 November - calculated under IFRS 9	42.4	61.9
Loss allowance provided in the year	(4.8)	16.0
Receivables written off as uncollectable	(19.7)	(35.5)
At 31 October	17.9	42.4

Foreign exchange risk

The Group's currency exposures comprise those that give rise to net currency gains and losses to be recognised in the Consolidated statement of comprehensive income as well as gains and losses on consolidation, which go to reserves. Such exposures reflect the monetary assets and liabilities of the Group that are not denominated in the operating or functional currency of the operating unit involved and the Group's investment in net assets in currencies other than US dollar.

The impact on the Consolidated statement of comprehensive income of foreign exchange losses in the year ended 31 October 2020 is $29.7m (2019: $11.3m loss). The foreign exchange loss in the year includes the loss of $21.8m due to the settlement of the foreign exchange contract regarding the cancelled dividend.

10 Financial risk management and financial instruments continued

Exposure report analysis

The Group's principal exposures in relation to market risks are the changes in the exchange rates between the US Dollar and transactions made in other currencies as well as changes in interest rates from US and Euro capital markets. Foreign exchange exposures for all re-measuring balances are tracked and reported to management

The key drivers for foreign exchange exposure are cash, borrowings and inter-company positions with trade receivables and trade payables having less relative aggregate exposure. The table below represents a key currency extract from the Group exposures to movements in currency presenting exposures in excess of $10m equivalent. The key exposure relates to the increased Euro debt profile since the May refinancing. The Indian Rupee and Israeli Shekel had key inter-company positions during the year.

Foreign exchange analysis is shown as for reporting to the Treasury Risk Committee. Please note that aggregate Foreign exchange exposures for the Euro below do not consider the impact of the net investment hedges. However, the impact can be seen in the hedging table above.

	Group exposure	+/- 5%	+/- 10%
Key aggregate currency exposures*	$m	$m	$m
Euro	(1,280.1)	64.0	128.0
Indian Rupee (INR)	(42.4)	2.1	4.2
Israeli Shekel (ILS)	(29.2)	1.4	2.9
Chinese Yuan (CNY)	(25.6)	1.3	2.6
Australian Dollar (AUD)	(15.7)	0.8	1.6

Japanese Yen (JPY)	55.1	2.8	5.5
Swedish Krona (SEK)	23.5	1.2	2.4
Swiss Franc (CHF)	18.9	0.9	1.9
Danish Krone (DKK)	17.1	0.9	1.7
Canadian Dollar (CAD)	15.9	0.8	1.6
Mexican Peso (MXN)	14.6	0.7	1.5
United Arab Emirates Dirham (AED)	13.7	0.7	1.4
Czech Koruna (CZK)	10.3	0.5	1.0

  * Presenting aggregate foreign exchange exposures in excess of $10m equivalent.

Interest rate exposure

Borrowings exposures to variable interest rate changes (based on gross debt excluding the effects of hedging)	Group exposure	LIBOR, EURIBOS +1%
	$m	$m
Euro	1,228.7	12.3
USD	3,504.5	35.0
Total Gross Debt (note 8)	4,733.2	47.0

Net debt

The net debt of the Group at the Consolidated statement of financial position date is as follows:

	Note	31 October 2020	31 October 2019
		$m	$m
Borrowings	8	(4,640.3)	(4,670.7)
Cash and cash equivalents		737.2	355.7
Lease obligations (2019: Finance lease obligations)		(250.4)	(23.5)
Net debt		(4,153.5)	(4,338.5)

Borrowings are shown net of unamortised prepaid facility arrangement fees of $92.9m (2019: $104.3m). Gross borrowings are $4,733.2m (2019: $4,775.0m).

Change in liabilities arising from financing activities for interest bearing loans (note 8 "Borrowings") and lease obligations were as follows:

	Interest bearing loans	Lease obligations	Total
	$m	$m	$m
At 1 November 2019	4,775.0	23.5	4,798.5
Adoption of IFRS16	-	269.8	269.8
	4,775.0	293.3	5,068.3
Draw down / new leases	1,490.8	41.6	1,532.4
Repayments	(1,589.7)	(93.3)	(1,683.0)
Disposals	-	(0.2)	(0.2)
Interest	-	13.2	13.2
Foreign exchange	57.1	(4.2)	52.9
At 31 October 2020	4,733.2	250.4	4,983.6

11 Contingent liabilities
The Company and several of its subsidiaries are, from time to time, parties to legal proceedings and claims which arise in the ordinary course of business. The directors do not anticipate that the outcome of these proceedings, actions and claims, either individually or in aggregate, will have a material adverse effect upon the Group's financial position.

Shareholder litigation
Micro Focus International plc and certain current and former directors and officers are involved in two consolidated class action lawsuits in which plaintiffs are seeking damages for alleged violations of the Securities Act of 1933 and the Exchange Act of 1934. Plaintiffs allege false and misleading statements or omissions in offering documents issued in connection with the Hewlett Packard Enterprise software business merger and issuance of Micro Focus American Depository Shares ("ADS") as merger consideration, and other purportedly false and misleading statements. No liability has been recognised in either case as the complaint in one lawsuit has been dismissed and plaintiffs are now seeking an appeal, and the other lawsuit is still at an early stage in proceedings and it is too soon to estimate whether there will be any financial impact.

Patent litigation
On 2 July 2018, Wapp Tech Limited Partnership and Wapp Tech Corp. (collectively, "Wapp") sued Micro Focus International plc in the Eastern District of Texas, accusing it of infringing claims of three patents in connection with Micro Focus International plc's purported manufacture and sale of certain products in the ADM product line, including LoadRunner and Performance Center. Wapp also sued HPE, Wells Fargo & Company, and Bank of America Corporation for their alleged use of the same accused products. On 13 August 2019, the Texas court dismissed Micro Focus International plc for lack of personal jurisdiction, but granted Wapp's request to amend its complaint to name Micro Focus International plc subsidiaries Seattle SpinCo, Inc., EntIT Software LLC, EntCo Interactive (Israel) Ltd., EntCo Government Software LLC, and Micro Focus (US) Inc. (collectively, the "Subsidiary Defendants") as defendants. On 20 August 2019, Wapp filed an amended (and operative) complaint in that case naming the Subsidiary Defendants as defendants. The Court stayed the cases against HPE, Bank of America, and Wells Fargo. On 11 December 2020, Micro Focus filed a motion for summary judgment, which the Court denied on 14 January 2021.  On 18 December 2020, the case was mediated but did not settle.  The Final Pretrial Conference is scheduled for February 2021, and the Micro Focus trial is set for 1 March 2021. Micro Focus' defenses against liability include that the patent claims are not infringed, and that the patent claims are invalid. These infringement and invalidity claims will be contested on their merits at trial. Due to the Group's assessment that the asserted patent claims are not infringed and/or are invalid, no provision is recorded for this matter however as the outcome of the trial is uncertain we have disclosed this potential obligation.

12 Cash flow statement

		Year ended 31 October 2020	Year ended 31 October 2019
	Note	$m	$m
Cash flows from operating activities
Loss from continuing operations		(2,974.6)	(18.1)
Profit from discontinued operation		5.1	1,487.2
(Loss)/profit for the year		(2,969.5)	1,469.1
Adjustments for:
Gain on disposal of discontinued operation		3.0	(1,767.9)
Net finance costs		279.0	255.8
Taxation - continuing operations	4	34.2	(16.0)
Taxation - discontinued operation		(8.1)	318.1
Share of results of associates		-	0.3
Operating (loss)/profit (attributable to continuing and discontinued operations)		(2,661.4)	259.4

- continuing operations		(2,661.4)	221.7
- discontinued operation		-	37.7
		(2,661.4)	259.4

Goodwill impairment charge	7	2,799.2	-
Research and development tax credits		(1.8)	(1.2)
Property, plant and equipment depreciation1		42.0	52.6
Right-of-use asset depreciation1		76.9	13.9
Loss on disposal of property, plant and equipment		5.6	3.6
Loss on disposal of intangible assets		0.6	-
Gain on disposal of Atalla	3	-	(3.7)
Amortisation of intangible assets		674.1	716.5
Amortisation of contract-related costs		16.1	10.2
Leases impairment		5.9	-
Share-based compensation charge		17.0	71.3
Foreign exchange movements		29.7	11.1
Provisions movements		46.3	43.8
Changes in working capital :
Inventories		0.1	-
Trade and other receivables		262.0	183.0
Increase in contract-related costs		(26.5)	(36.7)
Payables and other liabilities		(69.8)	(114.8)
Provision utilisation		(37.5)	(58.6)
Contract liabilities - deferred income		(103.1)	(98.5)
Pension funding difference to operating profit charge		7.4	4.4
Cash generated from operations		1,082.8	1,056.3

1 As a result of the adoption of IFRS 16, depreciation in the 12 months ended 31 October 2019 of $66.5m has been represented as property, plant and equipment depreciation of $52.6m and right-of-use asset depreciation of $13.9m. The comparative of $13.9m relates to assets classified as property, plant and equipment that were held under a finance lease.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 09 February 2021

Micro Focus International plc

By:	/s/ Brian McArthur-Muscroft
Name:	Brian McArthur-Muscroft
Title:	Chief Financial Officer